SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

Braskem



Braskem S.A.

Consolidated and parent company financial statements at December 31, 2021 and independent auditor's Report

Grant Thornton

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor's report on the individual and consolidated financial statements

Grant Thornton Auditores Independentes

Av. Eng. Luís Carlos Berrini, 105 - Suite 12, Itaim Bibi, São Paulo (SP) Brazil

T + 55 11 3886-5100

To the Management, Directors and Shareholders of
Braskem S.A.
Camaçari – BA

Opinion

We have audited the accompanying individual and consolidated financial statements of Braskem S.A. (the Company), identified as parent and consolidated, respectively, which comprise the statement of financial position as of December 31, 2021 and the respective statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of Braskem S.A. as of December 31, 2021, and its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Braskem S.A. as of December 31, 2021, and its consolidated financial performance and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (Iasb).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the individual and consolidated financial statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our judgment, were of most significance in our audit in the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements taken as a whole and in forming our opinion on such individual and consolidated financial statements and, therefore, we do not provide a separate opinion on these matters.

1. Provision for expenses on geological event in Alagoas – Note 26

Reason why the matter was considered a key audit matter

The Company has recorded in the individual and consolidated financial statements as of December 31, 2021, in line item "Provision for expenses - Alagoas", a provision in the amount of R$7.7 billion (recorded as current and noncurrent liabilities) to meet obligations arising from the geological event occurred in the city of Maceió, State of Alagoas, in March 2018, which was estimated based on independent, specialized technical studies engaged by the Company, considering the necessary measures to recover the areas potentially impacted by the geological event and discussions with the relevant authorities (with actions primarily targeted at closing and monitoring wells originally used in rock salt extraction activities, implementation of social and urbanistic measures and support to vacate and resettle inhabitants).

Accordingly, this matter was considered in our audit for the current year as a risk area and, again, a key audit matter, due to the inherent uncertainties in the process to determine the estimates and judgments involved in the determination of the assumptions and estimates for measuring future cash disbursements required to implement such measures, since factors such as the execution time of action plans, findings of future expert studies, changes in the structure of the wells impacting the stabilization of cavities, changes relating to the dynamics of the geological event, assessments, determinations and lawsuits initiated by relevant authorities may significantly change the provision amount.

How the matter was addressed in our audit

Our audit procedures included, among others:

- involvement of our specialists in infrastructure for evaluation of the provision of the fronts under the Program for Financial Compensation and Support to Relocation ("PCF"), Major Equipment ("GE"), filling, monitoring and evaluation of the status of wells partially or fully out of the salt layer, closure of wells inside the salt layer, technical fronts, management of the program and inhabitant hub, social and urbanistic costs and agreements with the relevant authorities through independent calculations;
- examination of the methodology used by the Company to measure the provision, assumptions and engineering practices;
- evaluation the objectivity and competence of internal engineers of the Company and subcontractors, which provided information and data relating to the risks identified and execution of the work;
- verification of the normative aspects and technical studies that have guided the work;
- evaluation of the **(i)** compensation of the public properties and equipment impacted by the geological event considering the unit value (m^2) of the districts affected, cost of improvements by property, rental compensation and renovations, considering the average compensation for the region; **(ii)** provision relating to the compensation for loss of profit relating to merchants, salaries and number of employees; **(iii)** compensation for moral damages, legal fees and household allowance, considering the agreements executed, by applying technical assumptions;
- identification of the scopes of the agreements and projections relating to technical consulting and independent institutions that support the Company in the action plan for remediation of the area and project management;
- verification of the terms of the agreement that establishes actions for the social and urbanistic remediation of the affected area, such as demolition, cost on decommissioning, drainage, mobility solution, surveillance amounts, pest control, features, closure, among others;
- analyzes of the remediation plan for stabilization of wells and the technical reports for reasonableness and verification of the main assumptions used in making projections of costs relating to the wells closure plan and monitoring;
- obtaining confirmation from the Company´s legal advisors, which includes their assessment of the likelihood of loss on pending litigations and estimated amounts involved; and
- evaluation if the disclosures in the notes are consistent with the information and representations obtained from management.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate and recognize the provision for expenses on the geological event in Alagoas are reasonable, and the information presented in the individual and consolidated financial statements are consistent with the information analyzed in our auditing procedures in the context of those individual and consolidated financial statements taken as a whole.

2. Investigation in progress related to Braskem Idesa – Note 11 (c)

Reason why the matter was considered a key audit matter

As disclosed in Note 11(c), the Company (in conjunction with Braskem Idesa, in conformity with its standards established by the Global Compliance System Policy and governance guidelines), approved the engagement of an US law firm to conduct an independent internal investigation due to allegations that illicit payments would have been made under Project Ethylen XXI, which were originally delivered by Mexico news media and included in the testimony of Pemex´s former CEO to the Attorney General of Mexico ("Allegations").

Therefore, in the audit for the current year this matter was considered a risk area and, again, a key audit matter, due to the inherent uncertainties as to the findings of the internal investigation that was in progress as of December 31, 2021 that, individually or in the aggregate, could impact the Company's individual and consolidated financial statements.

How the matter was addressed in our audit

Our audit procedures included, among others:

- involvement of our forensic specialists in the evaluation of the Company's main investigation actions conducted by the independent law firm and understanding the Company's compliance policies in order to verify, among other governance aspects, if they were in operation, and as to the evaluation of the scope and extent of the investigation, the critical evaluation of the procedures and methodologies used by the independent investigators through the date of approval, by management, of the disclosure of the individual and consolidated financial statements as of December 31, 2021, including as to the procedures for gathering and analyzing documents and/or critical information and in the evaluation as to the need to perform additional procedures and follow relevant information delivered by the media;
- holding meetings and discussions with the Company's internal and external legal advisors to obtain an understanding of the procedures in progress;
- obtaining representations from the Company's management regarding the non-existence of new facts on the investigations that are under way; and
- evaluation if the disclosures in notes are consistent with the information and representations obtained from management.

Based on the auditing procedures performed and evidence obtained, we considered that the methodologies and assumptions used by the Company in the investigation that was in progress as of December 31, 2021 related to the controlled entity Braskem Idesa are acceptable in the context of the financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2021, prepared under the responsibility of the Company's management and presented as supplemental information for IFRS purposes, have been subject to auditing procedures which were performed together with the audit of the Company's financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in NBC TG 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in said technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and auditor's report thereon

The Company's Management is responsible for this other information that is included in the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise, appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and of the consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (Iasb), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements, unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with the Company's and its subsidiaries' governance are responsible for overseeing the financial reporting process.

Auditor's responsibility for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions or misrepresentations;
- obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries' internal controls;
- evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

- conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern;
- evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
- obtain sufficient and appropriate audit evidence regarding the financial statements of the entities or business activities within the group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters. We describe these matters in our audit report, unless law or regulation preclude public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 16, 2022

Octavio Zampirollo Neto
Assurance Partner

Grant Thornton Auditores Independentes

Braskem S.A.

Statement of financial position as of December 31
All amounts in thousands of reais

Assets	Note	Consolidated 2021	Consolidated 2020	Parent company 2021	Parent company 2020
Current assets					
Cash and cash equivalents	5	8,680,686	13,862,852	2,298,344	8,377,511
Financial investments	6	3,492,710	3,627,227	3,358,314	3,540,280
Trade accounts receivable	7	7,153,565	4,731,979	5,483,610	2,717,369
Inventories	8	16,335,101	8,383,650	11,821,145	6,191,167
Taxes recoverable	10	1,428,658	1,192,665	1,301,432	1,148,263
Income tax and social contribution	22.1	1,189,812	1,547,916	123,004	345,174
Prepaid expenses		435,441	344,867	294,918	241,131
Derivatives	20.5	33,816	33,769	3,075	33,765
Other receivables		543,656	465,319	445,283	333,150
		39,293,445	34,190,244	25,129,125	22,927,810
Non-current assets					
Financial investments	6	16,845	15,564		
Trade accounts receivable	7	13,395	23,229	8,813	18,647
Inventories	8		18,036		1,256
Taxes recoverable	10	1,252,058	1,072,737	956,843	813,902
Income tax and social contribution	22.1	230,069	72,267	229,809	72,267
Deferred income tax and social contribution	22.2	8,257,252	8,529,972	6,345,249	6,536,701
Judicial deposits		194,212	196,911	184,383	186,140
Derivatives	20.5	51	34,091	51	34,091
Other receivables		365,652	227,480	270,256	161,407
Investments	11	58,923	43,153	23,229,924	17,640,426
Property, plant and equipment	12	37,225,130	35,929,149	15,546,067	14,782,471
Intangible assets	13	2,877,299	2,828,691	2,526,244	2,516,881
Right of use of assets	14.1	2,780,037	2,902,395	1,399,298	1,540,206
		53,270,923	51,893,675	50,696,937	44,304,395
Total assets		92,564,368	86,083,919	75,826,062	67,232,205

The notes are an integral part of the consolidated and parent company financial statements.

Braskem S.A.

Statement of financial position as of December 31

All amounts in thousands of reais

Liabilities and shareholders' equity	Note	Consolidated 2021	Consolidated 2020	Parent company 2021	Parent company 2020
Current liabilities					
Trade payables	15	12,053,266	9,946,315	13,372,846	10,361,070
Borrowings	16	1,343,494	1,318,931	123,775	173,729
Braskem Idesa borrowings	17	86,765	7,660,128		
Debenture	18	59,088	54,436		
Derivatives	20.5	256,131	592,251	227,937	470,364
Payroll and related charges		1,170,346	814,566	772,597	567,789
Taxes payable	21	1,012,116	952,689	689,942	848,931
Income tax and social contribution		1,672,844	284,129	1,501,433	194,791
Dividends		10,538	5,456	9,687	2,633
Advances from customers		204,666	287,449	176,274	96,979
Leniency agreement	25	353,385	397,036	353,385	397,036
Sundry provisions	23	465,051	362,407	377,314	279,702
Accounts payable to related parties	9(c)			1,241,223	1,200,983
Other payables		1,452,396	466,341	815,573	187,363
Provision - geological event in Alagoas	26	4,378,071	4,349,931	4,378,071	4,349,931
Lease	14.2	675,366	895,109	321,424	540,715
		25,193,523	**28,387,174**	**24,361,481**	**19,672,016**
Non-current liabilities					
Trade payables	15	111,464	7,233	111,464	7,233
Borrowings	16	33,553,766	40,413,192	2,840,407	4,220,039
Braskem Idesa borrowings	17	12,224,770	4,399,110		
Debenture	18	137,830	181,679		
Derivatives	20.5	362,915	558,913	362,915	454,078
Taxes payable	21	260,497	1,370		1,370
Accounts payable to related parties	9(c)			31,827,162	34,769,612
Loan to non-controlling shareholders of Braskem Idesa	9(a)	3,646,538	3,222,493		
Income tax and social contribution			576,174		576,174
Deferred income tax and social contribution	22.2	1,407,434	1,234,398		
Post-employment benefits	27.3(a)	487,697	472,074	249,252	217,089
Advances from customers		257,858	382,478		
Provision for losses on subsidiaries	11			783,930	571,952
Legal provisions	24.1	1,153,830	1,151,087	1,143,439	1,137,567
Leniency agreement	25	769,911	1,077,314	769,911	1,077,314
Sundry provisions	23	824,212	511,801	743,997	476,316
Provision - geological event in Alagoas	26	3,283,188	4,825,846	3,283,188	4,825,846
Other payables		204,059	235,324	126,399	186,240
Lease	14.2	2,481,048	2,312,777	1,356,698	1,241,665
		61,167,017	**61,563,263**	**43,598,762**	**49,762,495**
Shareholders' equity	28				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		3,473		3,473	
Revenue reserves		3,483,935		3,483,935	
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Other comprehensive income		(3,138,226)	(5,177,889)	(3,138,226)	(5,177,889)
Treasury shares		(38,197)	(49,704)	(38,197)	(49,704)
Accumulated losses			(4,529,547)		(4,529,547)
Total attributable to the Company's shareholders		7,865,819	(2,202,306)	7,865,819	(2,202,306)
Non-controlling interest in subsidiaries		(1,661,991)	(1,664,212)		
		6,203,828	**(3,866,518)**	**7,865,819**	**(2,202,306)**
Total liabilities and shareholders' equity		**92,564,368**	**86,083,919**	**75,826,062**	**67,232,205**

The notes are an integral part of the consolidated and parent company financial statements.

Braskem

Braskem S.A.

Statement of profit or loss
Years ended December 31
All amounts in thousands of reais, except earnings (loss) per share

	Note	Consolidated 2021	Consolidated 2020	Parent company 2021	Parent company 2020
Net revenue	30	**105,625,201**	**58,543,494**	**68,483,774**	**39,914,394**
Cost of products sold	34	(73,568,231)	(47,331,414)	(51,460,959)	(33,904,118)
Gross profit		**32,056,970**	**11,212,080**	**17,022,815**	**6,010,276**
Income (expenses)					
Selling and distribution	34	(2,055,640)	(1,852,055)	(1,031,183)	(983,098)
Loss for impairment of trade accounts receivable and others from clients	34	(8,914)	(55,252)	(17,422)	(45,911)
General and administrative	34	(2,522,127)	(1,918,747)	(1,618,946)	(1,213,301)
Research and development	34	(296,583)	(250,648)	(156,854)	(129,710)
Results from equity-accounted investees	11(b)	4,644	(19,398)	8,419,686	3,052,991
Other income	32	1,534,487	750,749	1,487,743	688,541
Other expenses	32	(2,669,290)	(7,938,621)	(2,523,744)	(7,712,303)
Profit (loss) before net financial expenses and taxes		**26,043,547**	**(71,892)**	**21,582,095**	**(332,515)**
Financial results	33				
Financial expenses		(5,907,155)	(4,913,365)	(4,282,309)	(4,519,372)
Financial income		1,827,438	600,184	1,506,171	473,434
Exchange rate variations, net		(4,002,807)	(5,298,711)	(2,843,867)	(4,727,516)
		(8,082,524)	**(9,611,892)**	**(5,620,005)**	**(8,773,454)**
Profit (loss) before income tax and social contribution		**17,961,023**	**(9,683,784)**	**15,962,090**	**(9,105,969)**
Current and deferred income tax and social contribution	22.1(c)	(3,999,403)	2,668,478	(1,977,144)	2,414,249
Net profit (loss) for the year		**13,961,620**	**(7,015,306)**	**13,984,946**	**(6,691,720)**
Attributable to:					
Company's shareholders		13,984,946	(6,691,720)	13,984,946	(6,691,720)
Non-controlling interest in subsidiaries		(23,326)	(323,586)		
Net profit (loss) for the year		**13,961,620**	**(7,015,306)**	**13,984,946**	**(6,691,720)**
Earnings (loss) per share - R$	29				
Basic					
Common		17.5747	(8.4068)	17.5747	(8.4068)
Preferred shares class "A"		17.5749	(8.4068)	17.5749	(8.4068)
Preferred shares class "B"		0.5798	(8.4068)	0.5798	(8.4068)
Diluted					
Common		17.5747	(8.4068)	17.5747	(8.4068)
Preferred shares class "A"		17.5242	(8.3769)	17.5242	(8.3769)
Preferred shares class "B"		0.5798	(8.4068)	0.5798	(8.4068)

The notes are an integral part of the consolidated and parent company financial statements.

Braskem S.A.

Statement of comprehensive income
Years ended December 31
All amounts in thousands of reais

	Note	Consolidated 2021	Consolidated 2020	Parent company 2021	Parent company 2020
Net profit (loss) for the year		**13,961,620**	**(7,015,306)**	**13,984,946**	**(6,691,720)**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		470,461	(600,390)	123,717	(567,874)
Income tax and social contribution - cash flow hedge		(146,087)	202,832	(42,064)	193,077
Fair value of cash flow hedge - Braskem Idesa				260,058	(24,387)
Income tax and social contribution cash flow hedge - Braskem Idesa				(78,017)	7,316
Fair value of cash flow hedge from jointly-controlled, net of taxes		(968)	1,260	(968)	1,260
		323,406	(396,298)	262,726	(390,608)
Exchange variation of foreign sales hedge	20.6(a)	(1,910,274)	(6,881,183)	(1,910,274)	(6,881,183)
Sales Hedge - transfer to profit or loss	20.6(a)	1,903,004	2,194,059	1,903,004	2,194,059
Income tax and social contribution on exchange variation		2,472	1,593,622	2,472	1,593,622
Exchange variation of foreign sales hedge - Braskem Idesa	20.6(a)	(204,604)	(445,427)	(153,452)	(334,064)
Sales Hedge - transfer to profit or loss - Braskem Idesa	20.6(a)	507,228	471,728	380,421	353,796
Income tax on exchange variation - Braskem Idesa		(90,787)	(7,886)	(68,091)	(5,921)
		207,039	(3,075,087)	154,080	(3,079,691)
Foreign subsidiaries currency translation adjustment		1,503,148	2,658,042	1,591,094	3,054,126
Total		**2,033,593**	**(813,343)**	**2,007,900**	**(416,173)**
Items that will not be reclassified to profit or loss					
Remeasurements of defined benefit liability, net of taxes		23,014	(647)	23,028	(648)
Total		23,014	(647)	23,028	(648)
Total comprehensive income for the year		**16,018,227**	**(7,829,296)**	**16,015,874**	**(7,108,541)**
Attributable to:					
Company's shareholders		16,015,874	(7,108,541)		
Non-controlling interest in subsidiaries		2,353	(720,755)		
Total comprehensive income for the year		**16,018,227**	**(7,829,296)**		

The notes are an integral part of the consolidated and parent company financial statements.

Braskem S.A.

Statement of changes in equity
Years ended December 31
All amounts in thousands of reais

	Parent company											Consolidated
	Attributed to shareholders' interest											
			Revenue reserves									
	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional paid in capital	Other comprehensive income	Treasury shares	Retained earnings / Accumulated losses	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
At January 1, 2020	**8,043,222**	**232,472**	**577,476**	**153,478**	**1,174,301**	**(488,388)**	**(4,757,539)**	**(49,724)**		**4,885,298**	**(940,592)**	**3,944,706**
Comprehensive income for the year:												
Loss for the year									(6,691,720)	(6,691,720)	(323,586)	(7,015,306)
Exchange variation of foreign sales hedge, net of taxes							(3,079,691)			(3,079,691)	4,604	(3,075,087)
Fair value of cash flow hedge, net of taxes							(390,608)			(390,608)	(5,690)	(396,298)
Actuarial loss with post-employment benefits, net of taxes							(648)			(648)	1	(647)
Foreign subsidiaries currency translation adjustment							3,054,126			3,054,126	(396,084)	2,658,042
							(416,821)		(6,691,720)	(7,108,541)	(720,755)	(7,829,296)
Equity valuation adjustments:												
Realization of additional property, plant and equipment price-level restatement, net of taxes							(26,302)		26,302			
Realization of deemed cost of jointly-controlled investment, net of taxes							(741)		741			
Long term incentive plan, net of taxes							11,629			11,629	(415)	11,214
Fair value adjustments of trade accounts receivable, net of taxes							113			113		113
Exchange variation in hyperinflationary economy, net of taxes							8,077			8,077		8,077
Other							3,695		(3,695)			
							(3,529)		23,348	19,819	(415)	19,404
Contributions and distributions to shareholders:												
Prescribed dividend									1,110	1,110		1,110
Additional dividends of subsidiary											(2,450)	(2,450)
Absorption of losses		(232,460)	(577,476)	(153,478)	(1,174,301)				2,137,715			
Gain on transfer of shares in custody long term incentive plan		(12)						20		8		8
		(232,472)	(577,476)	(153,478)	(1,174,301)			20	2,138,825	1,118	(2,450)	(1,332)
At December 31, 2020	**8,043,222**					**(488,388)**	**(5,177,889)**	**(49,704)**	**(4,529,547)**	**(2,202,306)**	**(1,664,212)**	**(3,866,518)**

Statement of changes in equity
Years ended December 31
All amounts in thousands of reais

													Parent company and Consolidated	
												Parent company		Consolidated
										Attributed to shareholders' interest				
				Revenue reserves										
	Note	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional dividends proposed	Additional paid in capital	Other comprehensive income	Treasury shares	Retained earnings / Accumulated losses	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
At December 31, 2020		8,043,222						(488,388)	(5,177,889)	(49,704)	(4,529,547)	(2,202,306)	(1,664,212)	(3,866,518)
Comprehensive income for the year:														
Net income for the year											13,984,946	13,984,946	(23,326)	13,961,620
Exchange variation of foreign sales hedge, net of taxes									154,080			154,080	52,959	207,039
Fair value of cash flow hedge, net of taxes									262,726			262,726	60,680	323,406
Actuarial loss with post-employment benefits, net of taxes									23,028			23,028	(14)	23,014
Foreign currency translation adjustment									1,591,094			1,591,094	(87,946)	1,503,148
									2,030,928		13,984,946	16,015,874	2,353	16,018,227
Equity valuation adjustments:														
Realization of additional property, plant and equipment price-level restatement, net of taxes									(26,164)		26,164			
Realization of deemed cost of jointly-controlled investment, net of taxes									(719)		719			
Long term incentive plan, net of taxes									323			323	(132)	191
Fair value adjustments of trade accounts receivable, net of taxes									(130)			(130)		(130)
Exchange variation in hyperinflationary economy, net of taxes									35,425			35,425		35,425
Other														
									8,735		26,883	35,618	(132)	35,486
Contributions to shareholders:														
Prescribed dividend											1,653	1,653		1,653
Prepaid dividends approved in the boar meeting	28.5										(6,000,000)	(6,000,000)		(6,000,000)
Gain on transfer of shares in custody long term incentive plan			3,473							11,507		14,980		14,980
Legal reserve	28.6			472,770							(472,770)			
Tax incentive reserve	28.6				1,017,546						(1,017,546)			
Retention of profits	28.6					643,619					(643,619)			
Additional dividends proposed	28.6						1,350,000				(1,350,000)			
			3,473	472,770	1,017,546	643,619	1,350,000			11,507	(9,482,282)	(5,983,367)		(5,983,367)
At December 31, 2021		8,043,222	3,473	472,770	1,017,546	643,619	1,350,000	(488,388)	(3,138,226)	(38,197)		7,865,819	(1,661,991)	6,203,828

The notes are an integral part of the consolidated and parent company financial statements.

Braskem S.A.

Statement of cash flows
Years ended December 31
All amounts in thousands of reais

	Note	Consolidated 2021	2020	Parent company 2021	2020
Profit (Loss) before income tax and social contribution		17,961,023	(9,683,784)	15,962,090	(9,105,969)
Adjustments for:					
Depreciation and amortization	34	4,178,433	4,048,081	2,624,147	2,403,123
Results from equity-accounted investees	11(b)	(4,644)	19,398	(8,419,686)	(3,052,991)
Net interest, monetary and foreign exchange gain/losses		6,311,431	10,457,272	4,827,946	8,014,057
Provisions (reversal and recovery of credits),net		819,130	336,838	814,475	332,738
Provision - geological event in Alagoas	26	1,339,765	6,901,828	1,339,765	6,901,828
PIS and COFINS credits - exclusion of ICMS from the calculation basis	32	(1,031,099)	(310,557)	(1,031,099)	(310,557)
Loss for impairment of trade accounts receivable and others from clients	34	8,914	55,252	17,422	45,911
Reversal of provision for losses		115,187	8,794	98,283	(11,930)
		29,698,140	11,833,122	16,233,343	5,216,210
Changes in operating assets and liabilities					
Judicial deposits - unfreezing Public Civil Action	26.1(i)		3,746,107		3,746,107
Financial investments		296,957	(1,860,827)	341,139	(1,836,202)
Trade accounts receivable		(2,175,285)	(2,187,826)	(2,798,439)	(885,263)
Inventories		(7,574,285)	(252,534)	(5,558,871)	(583,772)
Taxes recoverable		4,963,587	1,532,554	3,242,006	2,138,226
Prepaid expenses		19,322	293,785	(53,787)	(154,167)
Other receivables		(217,878)	397,103	(238,595)	109,569
Trade payables		1,199,614	(3,001,564)	2,624,213	(710,499)
Taxes payable		(3,007,488)	449,761	(1,236,726)	423,054
Advances from customers		(233,951)	198,988	79,295	(191,606)
Leniency agreement		(389,087)	(349,842)	(389,087)	(349,842)
Sundry provisions		(314,194)	(145,355)	(351,664)	(156,953)
Geological event in Alagoas	26	(2,928,081)	(1,181,931)	(2,928,081)	(1,181,931)
Other payables		1,039,403	(184,187)	526,258	133,508
Cash generated from operations		**20,376,774**	**9,287,354**	**9,491,004**	**5,716,439**
Interest paid		(2,883,433)	(2,736,821)	(427,361)	(390,711)
Income tax and social contribution paid		(2,706,856)	(257,542)	(1,286,429)	(69,840)
Net cash generated from operating activities		**14,786,485**	**6,292,991**	**7,777,214**	**5,255,888**
Proceeds from the sale of property, plant and equipment and intangible assets		40,353	33,140	39,735	22,677
Dividends received		295	4,822	5,051,673	140,524
Additions to investments in subsidiaries				(25,000)	271,417
Acquisitions to property, plant and equipment and intangible assets		(3,421,324)	(2,759,789)	(2,768,412)	(1,438,703)
Net cash (used) generated in investing activities		**(3,380,676)**	**(2,721,827)**	**2,297,996**	**(1,004,085)**
Short-term and Long-term debt					
Issuance		16,308	13,049,459	5,166	2,997,926
Payments		(9,413,909)	(8,734,505)	(1,544,007)	(3,050,309)
Braskem Idesa borrowings					
Issuance		7,271,658			
Payments		(7,995,045)	(905,210)		
Related parties					
Issuance				162,620	5,493,922
Payments				(8,321,535)	(2,765,793)
Payment loan to non-controlling shareholders of Braskem Idesa		(9,545)	(37,618)		
Lease payments	14	(841,706)	(662,068)	(465,328)	(404,962)
Dividends paid		(5,993,265)	(2,380)	(5,991,293)	(58)
Other financial liabilities			(534,456)		(534,456)
Net cash (used) generated in financing activities		**(16,965,504)**	**2,173,222**	**(16,154,377)**	**1,736,270**
Exchange variation on cash of foreign subsidiaries		377,529	1,314,586		
(Decrease) increase in cash and cash equivalents		**(5,182,166)**	**7,058,972**	**(6,079,167)**	**5,988,073**
Represented by					
Cash and cash equivalents at the beginning of the year		13,862,852	6,803,880	8,377,511	2,389,438
Cash and cash equivalents at the end of the year		8,680,686	13,862,852	2,298,344	8,377,511
(Decrease) increase in cash and cash equivalents		**(5,182,166)**	**7,058,972**	**(6,079,167)**	**5,988,073**

The notes are an integral part of the consolidated and parent company financial statements.

Braskem

Braskem S.A.

Statement of value added
Years ended December 31
All amounts in thousands of reais

	Consolidated		Parent company	
	2021	2020	2021	2020
Revenue	**121,231,191**	**62,188,380**	**84,084,162**	**43,655,439**
Sale of goods, products and services	122,365,849	69,310,281	85,139,280	50,622,774
Other expenses, net	(1,125,744)	(7,066,649)	(1,037,696)	(6,921,424)
Loss for doubtful accounts	(8,914)	(55,252)	(17,422)	(45,911)
Inputs acquired from third parties	**(83,995,938)**	**(50,596,448)**	**(62,510,759)**	**(38,028,411)**
Cost of products, goods and services sold	(81,219,781)	(48,491,403)	(60,736,630)	(36,743,024)
Material, energy, outsourced services and others	(2,804,769)	(2,046,381)	(1,813,926)	(1,238,567)
Gain (impairment) of assets	28,612	(58,664)	39,797	(46,820)
Gross value added	**37,235,253**	**11,591,932**	**21,573,403**	**5,627,028**
Depreciation, amortization and depletion	(4,178,433)	(4,048,081)	(2,624,147)	(2,403,123)
Net value added produced by the Company	**33,056,820**	**7,543,851**	**18,949,256**	**3,223,905**
Value added received in transfer	**2,170,331**	**935,551**	**10,412,981**	**3,868,185**
Results from equity investments	4,644	(19,398)	8,419,686	3,052,991
Financial income	2,165,087	954,322	1,993,114	815,054
Other	600	627	181	140
Total value added to distribute	**35,227,151**	**8,479,402**	**29,362,237**	**7,092,090**
Personnel	**2,309,878**	**1,843,686**	**1,336,680**	**1,047,967**
Direct compensation	1,870,092	1,483,995	1,041,021	810,106
Benefits	357,756	283,564	215,227	163,133
FGTS (Government Severance Pay Fund)	82,030	76,127	80,432	74,728
Taxes, fees and contribuitions	**8,316,315**	**2,746,742**	**6,188,074**	**2,928,080**
Federal	6,246,662	(803,437)	4,200,579	(574,539)
State	1,944,701	3,486,589	1,944,701	3,486,589
Municipal	124,952	63,590	42,794	16,030
Remuneration on third parties' capital	**10,639,338**	**10,904,280**	**7,852,537**	**9,807,763**
Financial expenses	10,212,463	10,520,828	7,578,166	9,548,347
Rentals	426,875	383,452	274,371	259,416
Remuneration on own capital	**13,961,620**	**(7,015,306)**	**13,984,946**	**(6,691,720)**
Retained net profit (loss) for the year	7,984,946	(6,691,720)	7,984,946	(6,691,720)
Dividends	6,000,000		6,000,000	
Non-controlling interest in subsidiaries	(23,326)	(323,586)		
Value added distributed	**35,227,151**	**8,479,402**	**29,362,237**	**7,092,090**

The notes are an integral part of the consolidated and parent company financial statements.

Braskem

Summary of Notes

1 Operations

Braskem S.A. ("Parent Company" or Braskem) is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries ("Company"), is controlled by Novonor S.A. ("Novonor"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, and on the New York Stock Exchange ("NYSE") under the ticker BAK.

Braskem also is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany, and Mexico. The units produce thermoplastic resins, such as polyethylene ("PE"), polypropylene ("PP"), polyvinyl chloride ("PVC") and other basic petrochemicals.

Operations of subsidiary Braskem Idesa

On December 2, 2020, the subsidiary Braskem Idesa ("BI") was notified by the National Natural Gas Control Center ("Cenagas"), the Mexican government agency responsible for the natural gas pipeline and transportation system in the region, regarding the unilateral suspension of natural gas transportation, an energy input essential to produce polyethylene at the Petrochemical Complex in Mexico. As a result, and respecting the safety protocols, BI immediately suspended its operational activities.

In January 2021, BI partially resumed operations of polyethylene production based on an experimental business model that follows all safety protocols, in order to attend the demand from Mexico's plastics industry

In addition, BI has taken legal measures as established in the Ethane Supply Agreement entered into between BI and PEMEX Transformación Industrial and PEMEX Exploración y Producción ("PEMEX"). Braskem Netherlands B.V., the direct parent company of BI, also has taken legal actions based on the applicable international rules to protect the rights and to ensure the performance of all legal obligations and also seeking to protect its investment in Mexico. Such measures provided for a remediation and negotiation period in which the parties seek a solution.

On February 26, 2021, BI signed the following documents to enable the continuity of its operations:

(i) memorandum of understanding with terms and conditions for discussing potential amendments to the ethane supply agreement with PEMEX, as well as for building an ethane import terminal, subject to negotiation and approval of creditors and shareholders of BI, and with rights reserved; and

(ii) natural gas transportation service agreement with Cenagas, with term of 15 years, subject to the execution of the documentation mentioned in item (i) above.

On September 27, 2021, BI signed the following documents:

(i) amendment to the ethane supply agreement ("Amendment") with PEMEX; and

(ii) agreement with Petróleos Mexicanos, PEMEX Logística and other government entities, establishing administrative support measures, especially with the obtainment of licenses, permits and rights of way for the project to build an ethane import terminal with the capacity to meet all of BI's feedstock requirements ("Terminal Agreement").

All amounts in thousands of reais, except as otherwise stated

The Amendment changes the minimum contractual volume commitment to 30,000 barrels/day until the limit date of February 2025 (subject to extensions in the event of delay in obtaining the licenses for the terminal's construction). The terminal's startup is expected in the second half of 2024.

The Amendment further establishes first-refusal rights for Braskem Idesa in the acquisition of all ethane that PEMEX has available and does not consume in its own production process through 2045, at prices based on international references.

Note that the terminal project is designed to supplement ethane supply in Mexico by gaining access to new feedstock sources.

The Amendment and the Terminal Agreement are conditioned upon the applicable corporate approvals, including final approval by the shareholders and creditors of BI ("Conditions Precedent"). The approvals required for the Amendment and Terminal Agreement to come into force were obtained in October 2021 and the Amendment started producing effects retroactive to February 26, 2021, the execution date of the memorandum of understanding.

2 Basis of preparation of the financial statements

2.1 Basis of accounting

(a) Consolidated financial statements

The consolidated financial statements were prepared and presented in accordance with accounting practices adopted in Brazil, including the standards issued by the Brazilian Accounting Pronouncements Committee ("CPC"), and in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The individual and consolidated Statement of Value Added ("DVA"), prepared in accordance with the criteria defined in Technical Pronouncement CPC 09, is required under Brazilian Corporation Law and the accounting practices adopted in Brazil for public companies. IFRS does not require the presentation of this statement, and as such, it is presented herein as supplemental information, without prejudice to the financial statements.

(b) Parent company financial statements

The parent company financial statements have been prepared in accordance with the accounting practices adopted in Brazil, following the provisions in Federal Law 6.404/76, and subsequent amendments, and the standards issued by CPC.

2.2 Basis of presentation

The Company's consolidated and parent company financial statements ("financial statements") were prepared based under the historical cost convention, unless stated otherwise in the accounting policies. These financial statements were prepared considering the continuity of its operating activities.

The significant accounting policies applied in the preparation of these financial statements were included in the respective notes and are consistent in the fiscal years presented, except for those standards presented in item 2.5(a) New standards and pronouncements adopted in the current fiscal year.

All significant information to financial statements, and only this information, is being disclosed and corresponds to that used by the Management in its activities.

All amounts in thousands of reais, except as otherwise stated

The Executive Board authorized the issuance of these financial statements. On March 16, 2022, the Board of Directors authorized the disclosure of these financial statements.

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of the Parent Company and the following entities:

			Total and voting interest - %	
		Headquarters	2021	2020
Direct subsidiaries				
BM Insurance Company Limited ("BM Insurance")		Bermuda	100.00	100.00
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	99.67	100.00
Braskem Energy Ltda ("Braskem Energy")	(i)	Brazil	100.00	100.00
Braskem Finance Limited ("Braskem Finance")		Cayman island	100.00	100.00
Braskem Green S.A. ("Braskem Brasil Green")	(ii)	Brazil	100.00	100.00
Braskem Incorporated Limited ("Braskem Inc.")		Cayman island	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	99.97	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	99.79	100.00
Cetrel S.A. ("Cetrel")		Brazil	63.70	63.70
Lantana Trading Co. Inc. ("Lantana")		Bahamas	96.34	100.00
Special Purpose Entities ("SPE")				
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM		Brazil	100.00	100.00
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo (		Brazil	100.00	100.00
Indirect subsidiaries				
Braskem America Finance Company ("Braskem America Finance")		EUA		100.00
Braskem America, Inc. ("Braskem America")		EUA		100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	5.66	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	0.01	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico		75.00
Braskem India Private Limited ("Braskem India")		Índia		100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico		100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico		100.00
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")		Netherlands		100.00
Braskem Netherlands Green B.V. ("Braskem Holanda Green")	(iii)	Netherlands		100.00
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc")		Netherlands		100.00
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil		63.70
Terminal Quimica Puerto México ("Terminal Química")	(iv)	Mexico		75.00

(*) When compared to 2020, there were no changes in the total and voting capital interests in 2021, except for the incorporation of the entities listed below:

(i) Subsidiary incorporated in April 2021 is currently in the preoperational phase. The main activities will include power trading and rendering management and representation services in the Free Energy Contracting Environment.

(ii) Subsidiary incorporated in November 2021 is currently in the preoperational phase. The main activities will encompass the manufacture, trade, distribution, import and export of renewable products, development of technologies related to this purpose and holding interests in other companies.

(iii) Subsidiary incorporated in September 2021 is currently in the preoperational phase and with its capital yet to be paid up by the subsidiary Braskem Holanda. The main activities will encompass the trade, distribution, import and export of renewable products, developing new technologies related to this purpose and holding interests in other companies.

(iv) Subsidiary incorporated in December 2021 is currently in the preoperational phase, with its capital paid up by Braskem Idesa. The main activities will encompass storing ethane, pumping feedstock to the complex and maintaining materials and its assets.

(a) Subsidiaries

The Company controls an entity when it is exposed to, or entitled to, the variable returns originating from its involvement with the entity and has the capacity to affect such returns by exercising its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date the Company obtains control until the date of the loss of control.

In the Parent Company's financial statements, the subsidiaries' financial information is recognized through the equity method.

(b) Equity method Investees

The Company's investments in entities with accounting treatment using the equity method consist of their interests in associates and joint ventures.

Associates are those in which over which the Company, directly or indirectly, holds has significant influence, but not control or shared control, over the financial and operational operating policies.

To be classified as a joint venture, a contractual agreement must exist that gives the Company shared control of the entity and granting to the Company the right to the net assets of the joint venture, and not the right to its specific assets and liabilities.

Such investments are initially recognized at cost, which includes the expenses with the transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company's interest in the net profit or loss for the fiscal year profit or loss and other comprehensive income of equity-accounted investees, in the investee until the date on which the significant influence or joint control ceases to exist.

(c) Conversion of functional currency to presentation currency

The assets and liabilities of foreign operations are translated into Reais at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Reais at the exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Since Argentina's economy is considered hyperinflationary, to translate the financial statements of the subsidiary Braskem Argentina, the assets, liabilities, equity, income and expenses are translated into Reais at the exchange rate at the reporting date.

(d) Transactions eliminated in consolidation

Intragroup balances and transactions and any unrealized revenues or expenses arising from intragroup transactions are eliminated. Unrealized gains originating from transactions with investees recorded using the equity method are eliminated against the investment proportionately to the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment loss.

All amounts in thousands of reais, except as otherwise stated

2.4 Functional and foreign currency

These financial statements are presented in Brazilian Real, which is the functional currency of the Company. All amounts have been rounded to the nearest thousand, unless stated otherwise.

The subsidiaries with a functional currency different from Brazilian Real (R$) are listed below:

Subsidiaries	Functional currency
Braskem Alemanha	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc., Braskem México Sofom e Braskem Holanda Green	U.S.dollar ("US$")
Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços e Terminal Química	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso
Braskem India	Rupee

2.5 New standards and interpretation

(a) New standards and pronouncements adopted in the current fiscal year

- Interest Rate Benchmark Reform – Phase 2 (amendments to CPC48/IFRS 9, CPC 38/IAS 39, CPC 40/IFRS 7, CPC 11/IFRS 4 and CPC 06(R2)/IFRS 16).

The amendments to Pronouncements CPC38 and CPC48 provide temporary exceptions that address the effects of financial statements when an interbank certificate of deposit rate is replaced by an alternative with a nearly risk-free rate. The amendments include the following practical expedients:

- • A practical expedient requiring contractual changes or changes in the cash flows directly required by the reform, to be treated as changes in the floating interest rate equivalent to the change in a market rate.Allow changing in the formal designation of a hedging relationship to reflect the changes that are required by the reform

• When a hedged item in a cash flow hedge is amended to reflect the changes that are required by the reform, the amount accumulated in the other comprehensive income will be deemed to be based on the alternative benchmark rate on which the hedged future cash flows are determined.

• When a group of items is designated as a hedged item and an item in the group is amended to reflect the changes that are required by the reform, the hedged items are allocated to subgroups based on the benchmark rates being hedged.

• If an entity reasonably expects that an alternative benchmark rate will be separately identifiable within a period of 24 months, it is not prohibited from designating the rate as a non-contractually specified risk component if it is not separately identifiable at the designation date.

These amendments to standards do not affect these financial statements. The Company is monitoring the subject and the impacts are being measured (see Note 4.1). The Company intends to use the practical expedients in future periods if they become applicable.

All amounts in thousands of reais, except as otherwise stated

(b) New standards and interpretations not yet effective

The new and amended standards and interpretations already issued but not yet in force as of the reporting date are described below. The Company did not early adopt these standards in the preparation of these financial statements. The new or amended standards are not expected to have a significant impact on the Company's financial statements:

- Onerous Contracts: costs of fulfilling a contract (amendments to CPC 25/IAS 37).

- Annual improvements of IFRS Standards 2018-2020.

- Property, Plant and Equipment: revenue before intended use (amendments to CPC 27/IAS 16).

- Reference to the Conceptual Framework (amendments to CPC 15(R1)/IFRS 3).

- Classification of Liabilities as Current or Non-Current (amendments to CPC 26(R1)/IAS 1).

- Definition of accounting estimates (amendment to CPC 23/IAS 8).

- Definition of materiality for disclosure of accounting policies (amendments to CPC26(R1)/IAS1 and IFRS Practice Statement 2).

- Deferred taxes related to assets and liabilities arising from a single transaction (amendments to CPC 32/ IAS 12).

2.6 Main measures and impacts due to COVID-19

Braskem has been monitoring the impacts from the COVID-19 pandemic on its business and surrounding communities. In 2020, Braskem has formed a crisis committee to establish global procedures focusing mainly on the health and safety of people and the continuity of its operations. The main measures taken by the Company are:

(i) Determining that all team members and contractors from the group vulnerable to COVID-19 work remotely;

(ii) Determining that all team members and contractors not directly related to the safe continuity of operations work remotely until the criteria for the start of flexible measures for a safe return are met;

(iii) Reducing the number of team members and contractors working on its industrial assets, with operations using the smallest possible teams, while considering all rules for ensuring personal safety and maintaining operational reliability;

(iv) Restricting visits by non-routine third parties and suppliers to Braskem's facilities;

(v) Creating agendas jointly with clients and local communities to verify if there are products in its portfolio to help combat the pandemic;

(vi) Creating, implementing and monitoring the indicators of the Plan for Safe Return to Braskem plants and offices.

During 2020, the Company adopted cash-preservation measures to ensure the financial stability and resilience of its business, which include:

• Drawing down a revolving credit facility in the amount of US$1 billion (R$5.2 billion) in April 2020, which comes due in 2023. At the end of July 2020, the Company prepaid the facility in full, in an amount corresponding to R$5.5 billion;

• Issuing bonds in the international market by the subsidiary Braskem Holanda, in July 2020, in the amount of US$600 million (R$3.2 billion);

• Reducing the investments planned for 2020 from US$721 million (R$3.9 billion) to US$555 million (R$2.8 billion);

All amounts in thousands of reais, except as otherwise stated

- Postponing the payment of social contribution charges in Brazil; and

- Optimizing working capital.

In 2021, the capacity utilization rates of the petrochemical complexes in Brazil remained in line with the past two years. In the United States, capacity utilization declined in relation to 2020, due to impacts from Winter Storm Uri on the U.S. Gulf Coast in early 2021 and operational faults at one of the PP plants in the last quarter of 2021. In Europe, the capacity utilization rates of the PP plants improved, supported by stronger demand in the region, which was affected by Covid-19 in 2020. The capacity utilization rate of the petrochemical complex in Mexico declined in relation to 2020, explained by the experimental production model implemented in the first quarter of 2021, following the unilateral interruption of natural gas transport service by Cenagas in early December 2020.

The Company also highlights the actions carried out jointly with its clients and partner companies to transform chemicals and plastic resins into items that are essential for combatting COVID-19, which include surgical masks, packaging for liquid and gel alcohol, bleach and 3D printing of bands for protective face shields; donations of LPG (cooking gas) to field hospitals; actions to support the chain of clients and suppliers, particularly small and midsized companies; and donations of hygiene kits and food staples to local communities.

In accordance with the guidance of the Securities and Exchange Commission of Brazil ("CVM"), the Management reviewed the accounting estimates for the realization of assets, including the estimates for losses on trade accounts receivables, inventory impairment loss, deferred tax assets and other assets, or those related to the provision for liabilities in the financial statements given the significant changes in the risks to which the company is exposed (see more information in note 4). The review considered events after the reporting period that occurred up to the reporting date of these financial statements, and no significant effects were identified that should be reflected in the consolidated and parent company financial statements for the fiscal year ended December 31, 2021.

Due to the uncertainties arising from the COVID-19 pandemic with regard to the global economy, it is impossible to accurately predict the adverse impacts on the equity and financial position of the Company and its subsidiaries after the reporting date. The Company did not suffer significant impacts on the supply chain due to logistical disruption. However, we will continue to monitor the short-term and long-term impacts of factors that may affect the cost availability of raw materials and inputs. With the recovery in demand for resins, the Company has no expectations of additional provisions for impairment testing of its assets in the near future arising from a scenario of demand constraints.

3 Application of estimates and judgments

When preparing these financial statements, Management used judgments and estimates that affect the application of the Company' accounting policies and the amounts of assets, liabilities, income and expenses. Actual results can differ from planned results due to differences in the variables, assumptions or conditions used in making estimates.

Judgments and estimates are continually revised and are based on historical experience and other factors, including expectations of future events that are deemed reasonable under the circumstances. Estimates and assumptions are continuously revised.

Critical judgments and estimates applied by the Company in the preparation of these financial statements are presented in the following notes:

- Note 12(c): Impairment testing of property, plant and equipment.

- Note 13.1: Impairment testing of goodwill.

- Note 20.2: Application of hedge accounting.

- Note 22.2(c): Recognition of deferred tax assets: availability of future taxable income for which deductible temporary differences and tax losses can be used.

- Note 23: Recognition and measurement of provisions for recovery of environmental damages: main assumptions regarding the probability and magnitude of the outflow of resources.

- Note 24: Recognition and measurement of provisions for lawsuits: main assumptions regarding the probability and magnitude of the outflow of resources.

- Note 26: Recognition and measurement of provision for costs arising from the geological event in Alagoas: main assumptions regarding the probability and magnitude of the outflow of resources.

4 Risk management

The Company is exposed to market risks arising from variations in commodity prices, foreign exchange rates and interest rates, credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable, and liquidity risks to meet its obligations from financial liabilities.

The Company adopts procedures for managing market and credit risks that are in conformity with its Financial Policy, which is reviewed by the Board of Directors quarterly. The purpose of risk management is to protect the Company's cash flows and reduce the threats to the financing of its operating working capital and investment programs.

All amounts in thousands of reais, except as otherwise stated

4.1 Market risks

The Company prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, presented in Note 20.8.

Management of the interest rate benchmark reform and associated risks

Overview

The planning for an organized replacement of interbank offered rates ("IBORs") for alternative, nearly risk-free interest rates (RFRs, or "Risk-Free Rates") is being taken under several market initiatives. However, several details regarding the time and transition methods are still being discussed.

The Company uses IBORs as reference rates on several of its financial instruments, and as part of these market-wide initiatives, RFRs will eventually replace such reference rates. While the transition will force modifications on contracts that use IBORs as reference rates, the Company expects no significant impact on its risk management and hedge accounting procedures after its completion. However, it will continue to monitor the transition and implement whatever changes or new controls are deemed to be appropriate as potential issues arise.

Derivatives

The Company's derivative instruments traded on over-the-counter market are governed by contracts based on the master agreements of the International Swaps and Derivatives Association ("ISDA") and entered into with counterparties in the international banking market.

As part of the IBOR Reform, ISDA published a protocol that upon adherence, amends existing master agreements to include RFRs as replacement (fallback) rates for use upon discontinuation of the IBORs. The protocol was made available on January 25, 2021; Braskem and its subsidiaries Braskem America, Braskem Idesa and Braskem Holanda Finance have already completed their adherence.

Liabilities

As of December 31, 2021, the Company has bank loans with interest rates linked to LIBOR in US$ (see notes 16 and 17), which consequently will be subject to IBOR reform The Company expects the benchmark interest rate of these loans to be changed to the Security Overnight Financing Rate ("SOFR") by 2023.

(a) Exposure to commodity risks

Most of Braskem's feedstocks (naphtha, ethane, propane and propylene) and main products (PE, PP and PVC) are commodities quoted on international markets. A series of factors determine the dynamics of these quotes, nevertheless our sales prices are also impacted in a similar proportion when compared with our feedstock supply chain.

(b) Exposure to foreign exchange risk

Considering the dynamics of the international petrochemical market, where prices are mostly pegged to international dollar-denominated references, the Company's sales in Brazil are strongly correlated to the U.S. currency.

Therefore, with the goal of partially mitigating the long-term exchange risk, since September 2016, the Company started to contract financial derivatives to compose a Long-Term Foreign Exchange Hedge Program. This Program mainly aims to mitigate dollar call and put option contracts, hedging expected flows over a 24-month horizon, as detailed in Note 20.5.

All amounts in thousands of reais, except as otherwise stated

In addition to this program, to balance the composition between dollar-denominated assets and liabilities, as established in its Financial Policy, the Company will maintain a percentage of at least 70% of the dollar-denominated portion of net debt. If convenient, the Company may maintain a percentage of more than 70%, although subject to a sensitivity analysis of key financial indicators and proof of the inexistence of significant risk of deterioration of these indicators.

On December 31, 2021, the Company prepared a sensitivity analysis for its exposure to the fluctuation in the U.S. dollar, as disclosed in Note 20.8.

(c) Exposure to interest rate risk

The Company is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in Brazilian real is mainly subject to the variation in the Interbank Certificate of Deposit ("CDI") rate. In 2021, the Company held swap contracts (Note 20.5) in which it receives Libor and pays a fixed rate.

On December 31, 2021, the Company prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and Extended National Consumer Price Index ("IPCA"), as disclosed in Note 20.8.

4.2 Exposure to credit risk

The transactions that subject the Company to the concentration of credit risks are mainly in bank checking accounts, financial investments, and trade accounts receivable in which the Company is exposed to the risk of the financial institution or customer involved. In order to manage this risk, the Company maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On December 31, 2021, 30.5% of the amounts recorded as "Cash and cash equivalents" (Note 5) and "Financial Investments" (Note 6) were allocated to financial institutions that had offset agreements with the Company. The obligations under these agreements are accounted for under "Borrowings" (Note 16). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, the Company protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary, including credit insurance.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any impairment losses.

4.3 Liquidity risk

The Company has a calculation methodology to determine a minimum cash "monthly vision" (30-day horizon) and a minimum cash "yearly vision" (up to 12-month horizon) for the purpose of, respectively: (i) ensuring the liquidity needed to comply with obligations of the following month; and (ii) ensuring that the Company maintains liquidity during potential crises.

The amounts to determine the minimum cash "yearly vision" are calculated mainly based on the projected operating cash generation, less short-term debts and working capital needs. The amounts used for determining the minimum cash "monthly vision" consider the projected operating cash disbursement, debt service and contributions to

All amounts in thousands of reais, except as otherwise stated

projects, as well as the planned disbursement for derivatives maturing in the period, among other items. According to its Financial Policy, the Company uses as minimum cash the greater of these two references.

In December 2021, the Company, in keeping with its commitment to maintain its financial liquidity, renewed an international revolving credit facility in the amount of US$1 billion, which expires in 2026. This line may be used without restrictions to improve the Company's credit quality or in the event of deterioration in the macroeconomic scenario. As of December 31, 2021, this new credit line had not been used.

The Company's financial liabilities, including the amounts due under the Leniency Agreement (Note 25), are shown in the table below by maturity. These amounts are calculated based on cash flows not discounted and may not be reconciled with the amounts disclosed in the statement of financial position.

						Consolidated
		Non-Discounted Cash Flows				
	Carrying amount	Until one year	Between one and two years	Between two and five years	More than five years	Total
Trade payables	12,164,730	12,094,454	111,464			12,205,918
Borrowings	34,897,260	1,455,227	5,872,409	1,519,649	62,653,643	71,500,929
Debentures	196,918	63,883	150,265	34,776		248,925
Braskem Idesa borrowings	12,311,535	147,961	275,968	697,761	19,658,847	20,780,537
Derivatives	585,179	222,315	205,301	157,563		585,179
Loan to non-controlling shareholder of Braskem Idesa	3,646,538	155,929	312,286	624,144	3,802,467	4,894,826
Leniency agreement	1,123,296	385,073	886,818	218,723		1,490,614
Lease	3,156,414	777,410	633,141	1,220,548	746,143	3,377,242
At December 31, 2021	**68,081,870**	**15,302,253**	**8,447,653**	**4,473,165**	**86,861,099**	**115,084,171**

4.4 Capital management

The Company's policy is to maintain solid capital management to ensure the continuity and development of its business and to maintain the trust of investors, creditors and the general market. The ideal capital structure, according to the Management, considers the balance between own capital and net debt. This composition meets the Company's objectives of perpetuity and of offering an adequate return to shareholders and other stakeholders. This structure also permits borrowing costs to remain at adequate levels to maximize shareholder remuneration.

Due to the impact of US$ on the Company's operations, the Management believes that the own capital used for capital management purposes should be measured in this currency and on a historical basis. Moreover, the Company may temporarily maintain a capital structure that is different from this ideal. This occurs, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, the Management may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

As is the case of liquidity, capital is not managed at the Parent Company level, but at the consolidated level, except for the liquidity and capital of the subsidiary Braskem Idesa, whose specific management is concentrated at the subsidiary level.

All amounts in thousands of reais, except as otherwise stated

5 Cash and cash equivalents

		Consolidated		Parent Company	
		2021	2020	2021	2020
Cash					
Domestic market		676,083	111,278	676,080	106,164
Foreign market	(i)	4,374,739	1,835,685		
Cash equivalents:					
Domestic market		1,141,221	8,271,312	1,107,352	8,271,312
Foreign market	(i)	2,488,643	3,644,577	514,912	35
Total		8,680,686	13,862,852	2,298,344	8,377,511

(i) On December 31, 2021, it includes cash of R$1,267,582 of cash and R$505,749 of cash equivalents (2020: R$284,856 of cash and R$619,577 of cash equivalents) of the subsidiary Braskem Idesa, which cannot be used by the other subsidiaries of the Company.

Include cash, bank deposits and highly liquid fixed income investments with redemption capacity in less than three months from the contracting date.

Cash equivalents in Brazil are represented mainly by fixed income instruments and time deposits held by the FIM Júpiter and FIM Netuno funds, such as: government bonds issued by the National Treasury, bank deposit certificates ("CDBs"), financial bills, repurchase of debentures, and fixed income investment fund quotas. The Company's average cash return in R$ in 2021 was 102.5% of the CDI (2020: 98.59%).

The cash equivalents abroad consist of fixed income instruments (Time Deposit). In 2021, the Company's average cash return in US$ was 0.45% p.a. (2020: 0.83% p.a.).

All amounts in thousands of reais, except as otherwise stated

6 Financial investments

		Consolidated		Parent Company	
		2021	2020	2021	2020
Amortized cost					
Time deposit investments		106,271	53,941	106,271	53,941
Fair value through profit or loss					
LFT's and LF's	(i)	2,337,171	2,163,042	2,337,172	2,163,042
Restricted funds investments	(ii)	852,362	1,338,289	835,517	1,322,725
Other		213,751	87,519	79,354	572
Total		**3,509,555**	**3,642,791**	**3,358,314**	**3,540,280**
Current assets		3,492,710	3,627,227	3,358,314	3,540,280
Non-current assets		16,845	15,564		
Total		**3,509,555**	**3,642,791**	**3,358,314**	**3,540,280**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions. These bonds have original maturity above three months, immediate liquidity in the secondary market.

(ii) Includes the following amounts: R$835,517 in restricted funds used in the program for relocation of residents in Alagoas (Note 26.1(i)); and R$16,845 of bank deposits with yields of approximately 100% of the CDI Note 18.

In 2021, the average yield on time deposit investments was 0.52% p.a. (2020: 0.76% p.a.).

All amounts in thousands of reais, except as otherwise stated

7 Trade accounts receivable

The Company's average receivables term is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade notes are derecognized.

At December 31, 2021, the total amount of the operation was R$2.8 billion in the Parent Company and R$3.5 billion in the Consolidated (2020: R$1.6 billion in the Parent Company and R$1.8 billion in the Consolidated), with interest of R$37 million in the Parent Company and R$39 million in the Consolidated (2020: R$9.9 million in the Parent Company and R$12 million in the Consolidated), recorded under Financial Expenses.

			Consolidated		Parent Company
	Note	2021	2020	2021	2020
Customers					
Domestic market					
Third parties		2,851,701	2,304,212	2,692,090	1,756,027
Related parties	9	12,240	20,863	95,271	30,552
		2,863,941	2,325,075	2,787,361	1,786,579
Foreign market					
Third parties		4,434,653	2,603,140	790,429	515,003
Related parties	9			2,028,834	578,625
		4,434,653	2,603,140	2,819,263	1,093,628
Allowance for doubtful accounts	(i)	(131,634)	(173,007)	(114,201)	(144,191)
Total		7,166,960	4,755,208	5,492,423	2,736,016
Current assets		7,153,565	4,731,979	5,483,610	2,717,369
Non-current assets		13,395	23,229	8,813	18,647
Total		7,166,960	4,755,208	5,492,423	2,736,016

(i) According to the Management, the Company's Expected Credit Losses ("PCE") are considered sufficient to cover any losses of receivables. Expected credit losses are determined based on the following stages:

Stage 1 – in this stage, expected credit losses are calculated based on the actual experience of credit loss (write-off) over the last five years, segregating customers in accordance with their Operating Risk.

Stage 2 – when there is deterioration in the credit risk. The Company considers receivables as deterioration of credit risk any credits that were renegotiated and that could be collected in court, regardless of their maturity.

Stage 3 – includes notes with objective evidence of impairment. The trigger for evidence of impairment is an unprecedented delay of more than 180 days.

All amounts in thousands of reais, except as otherwise stated

The following table shows the expected credit loss for each stage:

			Consolidated		Parent Company	
		Estimated loss percentage	Trade accounts receivable	Allowance for doubtful accounts	Trade accounts receivable	Allowance for doubtful accounts
Stage 1 (Performing)	Operation risk 1	Minimum risk	4,167,950		3,657,284	
	Operation risk 2	Minimum risk	2,395,347		1,559,477	
	Operation risk 3	0.83%	515,136	4,276	219,830	1,825
	Operation risk 4	1.53%	92,522	1,416	57,357	878
			7,170,955	5,692	5,493,948	2,703
Stage 2 (Significant Increase in Loss Risk)	1st Renegotiation lower than or equal to 24 months	25%	234	58	234	58
	Between 90 and 180 days	30%	2,172	651	1,431	429
			2,406	709	1,665	487
Stage 3 (No payment performance - Indicative of impairment)	Operation risk 5	100%	18,738	18,738	16,902	16,902
	Above 180 days	100%	8,774	8,774	7,927	7,927
	Legal	100%	97,721	97,721	86,182	86,182
			125,233	125,233	111,011	111,011
Total			7,298,594	131,634	5,606,624	114,201

The changes in the expected credit loss are presented below:

	Consolidated		Parent company	
	2021	2020	2021	2020
Balance of provision at the beginning of the year	(173,007)	(229,323)	(144,191)	(215,136)
Provision in the year	(144,888)	(65,571)	(31,028)	(28,808)
Reversal in the year	149,681	28,563	24,438	6,716
Write-offs	36,580	93,324	36,580	93,037
Balance of provision at the end of the year	(131,634)	(173,007)	(114,201)	(144,191)

The breakdown of trade accounts receivable by maturity is as follows:

	Consolidated		Parent company	
	2021	2020	2021	2020
Accounts receivables not past due	6,705,123	4,368,714	5,328,216	2,515,124
Past due securities:				
Up to 90 days	431,899	396,953	131,436	135,268
91 to 180 days	45,134	6,272	47,586	74,261
As of 180 days	116,438	156,276	99,386	155,554
	7,298,594	4,928,215	5,606,624	2,880,207
Allowance for doubtful accounts	(131,634)	(173,007)	(114,201)	(144,191)
Total customers portfolio	7,166,960	4,755,208	5,492,423	2,736,016

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. However, financial assets that are written off could still be subject to enforcement activities to comply with the Company's procedures for recovery of amounts due.

All amounts in thousands of reais, except as otherwise stated

8 Inventories

	Consolidated		Parent company	
	2021	2020	2021	2020
Finished goods	9,271,708	3,693,870	5,887,477	2,336,833
Semi-finished goods	568,914	409,674	568,914	409,674
Raw materials, production inputs and packaging	3,356,660	2,163,527	2,658,935	1,740,313
Maintenance materials	766,994	766,316	352,009	347,914
Advances to suppliers	62,573	69,965	45,558	59,705
Imports in transit	2,308,252	1,298,334	2,308,252	1,297,984
Total	**16,335,101**	**8,401,686**	**11,821,145**	**6,192,423**
Current assets	16,335,101	8,383,650	11,821,145	6,191,167
Non-current assets		18,036		1,256
Total	**16,335,101**	**8,401,686**	**11,821,145**	**6,192,423**

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is assigned by using the weighted average cost formula. In the case of manufactured inventories, besides raw materials and other consumables, cost includes an appropriate share of production overheads based on normal operating capacity.

The effect of the provision for inventories at the year is shown below:

	Consolidated	Parent company
Balance at December 31, 2019	**82,195**	**79,097**
Additions	120,483	115,751
Utilization/reversals	(80,106)	(72,947)
Balance at December 31, 2020	**122,572**	**121,901**
Additions	97,911	93,607
Utilization/reversals	(138,265)	(136,564)
Balance at December 31, 2021	**82,218**	**78,944**

All amounts in thousands of reais, except as otherwise stated

9 Related parties

(a) Consolidated

Consolidated

	Balances at December 31, 2021				Balances at December 31, 2020			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Balance sheet	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets								
Current								
Trade accounts receivable		4,894	7,346	12,240		6,354	14,509	20,863
Inventories		9,927		9,927		35,998		35,998
Dividends and interest on capital							165	165
Other								
Other receivabels		287		287				
Non-current								
Related parties								
Other receivabels		38,987		38,987				
Total assets		**54,095**	**7,346**	**61,441**		**42,352**	**14,674**	**57,026**
Liabilities								
Current								
Trade payables	103,259	134,063	11,113	248,435	33,100	601,203	9,641	643,944
Other payables		296,984	345	297,329		478	119	597
Non-current								
Loan to non-controlling shareholders of Braskem Idesa			3,646,538	3,646,538			3,222,493	3,222,493
Total liabilities	**103,259**	**431,047**	**3,657,996**	**4,192,302**	**33,100**	**601,681**	**3,232,253**	**3,867,034**

	Year ended December 31, 2021				Year ended December 31, 2020			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Transactions								
Sales of products		171,665	540,855	712,520		182,521	326,825	509,346
Purchases of raw materials, finished goods services and utilities	(306,426)	(19,833,063)	(6,953)	(20,146,442)	(133,127)	(14,566,840)	(20,350)	(14,720,317)
Financial income (expenses), net	(141)	(11,758)	(245,819)	(257,718)	(452)	(3,810)	(188,892)	(193,154)
General and administrative expenses								
Post-employment benefits plan ("EPE")								
Private pension ("Vexty")			(67,273)	(67,273)			(46,738)	(46,738)
Other expenses		(217,497)		(217,497)				

All amounts in thousands of reais, except as otherwise stated

(b) Parent Company

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Balances at December 31, 2021
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets											
Current											
Cash and equivalents						1,140,705					1,140,705
Financial investments						2,966,206					2,966,206
Trade accounts receivable		1,891,904		20,846	116,084		83,031		4,894	7,346	2,124,105
Inventories									9,927		9,927
Dividends and interest on capital											
Other receivables - Related parties											
Other receivables		20,900	30	18,196	6		2,729		287		42,148
Non-current											
Financial investments											
Other receivables - Related parties									38,987		38,987
Loan agreements							1,486				1,486
Total assets		**1,912,804**	**30**	**39,042**	**116,090**	**4,106,911**	**87,246**		**54,095**	**7,346**	**6,323,564**
Liabilities											
Current											
Trade payables		10,826,971		4			22,102	103,257	134,063	11,113	11,097,510
Accounts payable to related parties											
Advance to export	68,262		945,161	15,466							1,028,889
Other payables		212,334									212,334
Other		18,575							296,984	345	315,904
Non-current											
Accounts payable to related parties											
Advance to export	2,506,445		28,857,536	463,181							31,827,162
Total liabilities	**2,574,707**	**11,057,880**	**29,802,697**	**478,651**			**22,102**	**103,257**	**431,047**	**11,458**	**44,481,799**

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Year ended December 31, 2021
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Transactions											
Sales of products		6,363,916		156,861	559,043		242,905		171,665	540,855	8,035,245
Purchases of raw materials, finished products services and utilities		(24,464,469)		(5,216)			(196,801)	(306,315)	(19,833,063)	(6,953)	(44,812,817)
Financial income (expenses), net	(718,872)	(587,670)	(4,472,401)	(62,345)	6,801	227,316	8,716	(141)	(11,758)	(2,146)	(5,612,500)
General and administrative expenses - Vexty										(66,120)	(66,120)
Other income (expenses)									(217,497)		(217,497)

All amounts in thousands of reais, except as otherwise stated

	Associates companies, Jointly-controlled investment and Associates companies							Balances at December 31, 2020 Related companies			
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets											
Current											
Cash and equivalents						4,420,682					4,420,682
Financial investments						1,683,544					1,683,544
Trade accounts receivable		498,199		1,293	79,133		9,689		6,354	14,509	609,177
Inventories									35,998		35,998
Dividends and interest on capital							4,298			165	4,463
Other receivables - Related parties											
Other receivables		318		12,337	6		3,115				15,776
Non-current											
Financial investments						901,111					901,111
Loan agreements							1,384				1,384
Total assets		498,517		13,630	79,139	7,005,337	18,486		42,352	14,674	7,672,135
Liabilities											
Current											
Trade payables		8,041,885		613			18,099	33,095	601,203	9,641	8,704,536
Accounts payable to related parties											
Advance to export	168,275		911,066	14,403							1,093,744
Other payables		107,239									107,239
Other		19							478	119	616
Non-current											
Accounts payable to related parties											
Advance to export	7,312,593		27,025,693	431,326							34,769,612
Total liabilities	7,480,868	8,149,143	27,936,759	446,342			18,099	33,095	601,681	9,760	44,675,747

	Associates companies, Jointly-controlled investment and Associates companies							Year ended December 31, 2020 Related companies			
Transactions	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Sales of products		3,006,633		70,875	332,013		106,696		182,521	326,825	4,025,563
Purchases of raw materials, finished products services and utilities		(10,048,840)		(3,374)			(180,220)	(133,068)	(14,566,840)	(20,350)	(24,952,692)
Financial income (expenses), net	(1,215,004)	(1,874,156)	(8,151,147)	(125,257)	15,971	113,760	9,114	(452)	(3,810)	(818)	(11,231,799)
General and administrative expenses - Vexty										(45,753)	(45,753)

(c) New and/or renewed agreements with related companies

The related-party transactions policy establishes that all transactions carried out between the Company and related parties must be negotiated independently and transparently, observing commutative conditions with those practiced by the market.

As provided for in Braskem's bylaws, the Board of Directors has the exclusive power to decide on any contract with related parties that exceed R$20,000 per transaction or R$60,000 collectively per year.

This is valid for contracts between Braskem and its subsidiaries and: (i) direct or indirect subsidiaries of Braskem in whose capital an interest is held by the controlling shareholder, by any direct or indirect subsidiaries thereof or by Key Management Personnel of such entities; (ii) associates of Braskem and subsidiaries of such entities; and (iii) joint ventures in which Braskem participates and any subsidiaries thereof.

As part of its control to identify related parties, Key Management Personnel annually inform whether they, or their close relatives, hold full or shared control of any company.

The related parties that have significant relationship with the Company are as follows:

Novonor and its direct and indirect subsidiaries:

- Tenenge Montagem e Manutenção Ltda. ("Tenenge")

Petrobras and its indirect joint ventures:

- Petróleo Brasileiro S.A. ("Petrobras")
- Companhia de Gás da Bahia ("Bahiagás")
- Gás de Alagoas S.A. ("Algás")
- Petrobras Transporte S.A. ("Transpetro")
- Refinaria Landulpho Alves ("RLAM") (*)
- Refinaria de Mataripe S.A. ("REFMAT") (*)
- Refinaria Alberto Pasqualini ("REFAP")
- Refinaria Duque de Caxias ("REDUC")
- Refinaria Capuava ("RECAP")
- Refinaria Planalto de Paulínia ("REPLAN")
- Refinaria Henrique Lage ("REVAP")
- Refinaria Presidente Getúlio Vargas ("REPAR")
- Almirante Dutra Terminal ("TEDUT")
- Petrocoque S.A. Indústria e Comércio ("Petrocoque")
- Companhia de Gás do Estado do Rio Grande do Sul ("Sulgás")

(*) In 2021, Petrobras sold 100% of its shareholding in RFMAT, the entity that owns RLAM.

All amounts in thousands of reais, except as otherwise stated

Joint ventures of Braskem:

- Refinaria de Petróleo Riograndense S.A. ("RPR")

Associate of Braskem:

- Borealis Brasil S.A. ("Borealis")

Non-controlling shareholders of Braskem Idesa:

- Etileno XXI, S.A. de C.V.

- Grupo Idesa, S.A. de C.V.

The main transactions with related parties are as follows:

(i) Sales of gasoline to RPR are negotiated monthly. Sales in the fiscal year amounted to R$100,539 (2020: R$93,632)

(ii) In January 2021, the Company entered into an agreement with Transpetro involving the provision of services to Braskem, namely tanker vessel unloading in the Madre de Deus Waterway Terminal ("TEMADRE"), tank storage, product transportation via the pipeline "ORMADRE" that connects TEMADRE to RLAM, and the transportation of naphtha via pipeline from TEMADRE to the facilities of the carrier located in the municipality of Camaçari/BA. The duration of the agreement is from February 1, 2021 to December 31, 2025, and the total estimated amount of the agreement is R$203,314. In the fiscal year, the transactions amounted to R$37,194.

(iii) In March 2021, the Company executed an amendment to extend the agreement with Petrocoque, for acquisition estimated of steam by Polyethylene units. This amendment, summed to total amount of the original agreement, executed in September 2009, amounts to R$325.6 million and is valid until March 2024. In the fiscal year, these acquisitions totaled R$16,541 (2020: R$34,141).

(iv) In March 2021, the Company executed an agreement with Sulgás to acquire 200,000 m^3/day of natural gas, via local gas distribution pipeline. In December 2021 the parties signed an amendment to the agreement to extend its terms from January 01, 2022 to March 31, 2022. In the fiscal year, the transactions amounted to R$101,578.

(v) In October 2021, the Company entered into a purchase agreement with Petrobras for 108 kton/year of polymer-grade propylene from REFAP, with delivery to Braskem's polypropylene industrial units, PP1 and PP2, located in Triunfo, Rio Grande do Sul. This agreement is in force from November 1, 2021 to October 31, 2022. The maximum amount of the agreement is estimated at R$630 million. In the fiscal year, the transactions amounted to R$117 million.

(vi) In December 2021, the Company entered into a purchase agreement with Petrobras for 100 kton/year of polymer-grade propylene from REDUC, with delivery to Braskem's PP5 industrial unit ("PP5") in Rio de Janeiro, and for 8,760 tons per year of waste streams from PP5 to REDUC. The agreement is in force from January 1, 2022 to May 17, 2026. The maximum amount of the agreement is estimated at R$2.4 billion with the purchase of propylene and R$190 million with the sale of waste.

(vii) In December 2021, the Company entered into a purchase agreement with Petrobras for 140 kton/year of polymer-grade propylene from RECAP, with delivery to Braskem's PP4 industrial unit ("PP4") in Mauá, São Paulo, and for 1,400 tons per year of waste from PP4 to RECAP. The agreement is in force from January 1, 2022 to May 17, 2026. The maximum amount of the agreement is estimated at R$3.3 billion for the purchase of propylene and R$62 million for the sale of waste.

All amounts in thousands of reais, except as otherwise stated

(viii) In December 2021, the Company entered into a purchase agreement with Petrobras for 220 kton/year of polymer-grade propylene from REPLAN, with delivery to Braskem's PP3 industrial unit ("PP3") in Paulínia, São Paulo, and for 17,520 tons per year of waste streams from PP3 to REPLAN. The agreement is in force from January 1, 2022 to May 3, 2028. The maximum amount of the agreement is estimated at R$8.1 billion for the purchase of propylene and R$384 million for the sale of waste.

(ix) In December 2021, the Company entered into a purchase agreement with Petrobras for 120 kton/year and 40 kton per year of polymer-grade propylene from REVAP, with delivery to Braskem's PP3 and PP4 industrial units, respectively. This agreement is in force from January 1, 2022 to May 3, 2028 for the first 120 kton/year and from May 4, 2028 to June 30, 2029 for the remaining 40 kton/year. The maximum amount of the agreement is estimated at R$4.7 billion.

(x) In December 2021, the Company entered into a purchase agreement with Petrobras for 150 kton/year of polymer-grade propylene from REPAR, with delivery to Braskem's PP3 and PP4 industrial units. This agreement is in force from January 1, 2022 to December 6, 2029. The maximum amount of the agreement is estimated at R$6.8 billion.

(xi) In December 2021, the Company entered into the third amendment to the agreement governing the supply of natural gas by Algás to Braskem, via local gas pipeline, in force to March 2022. In the fiscal year, the transactions amounted to R$311,434 (2020: R$183,476).

(xii) In December 2021, the Company entered into an amendment to the agreement governing the supply of natural gas by Bahiagás to Braskem, via local gas pipeline, effective until December 2022. In the fiscal year, the transactions amounted to R$759,710 (2020: R$592,013).

(xiii) In January 2020, Braskem entered into an agreement with Tenenge to provide industrial maintenance services for shutdowns of large-scale equipment and occasional services on other types of equipment. This agreement has an estimated maximum value of R$669,000 and a term of seven years. The procurement of services rendered in the period amounted to R$221,461 (2020: R$45,408).

(xiv) In February 2020, the Company signed the 5th amendment to the polypropylene and polyethylene thermoplastic resins sales agreement with Borealis. The agreement has an estimated maximum amount of R$1,260,000 and is valid through December 17, 2025. In the fiscal year, transactions amounted to R$436,090 (2020: R$213,830).

(xv) In June 2020, the Company entered into a purchase option agreement for up to 2,850 kton/year of petrochemical naphtha to Petrobras. The agreement is in force from January 1, 2021 to December 31, 2025. The maximum estimated amount is R$30 billion. In the fiscal year, transactions amounted to R$1,770,231.

(xvi) In June 2020, the Company entered into two contract amendments with Transpetro for vessel loading and unloading services, product storage and leasing of the OSCAN 16 pipeline and tanks located at the Almirante Dutra Terminal ("TEDUT"), that are in force from November 1, 2021 to June 30, 2024. The maximum estimated amounts of the agreements are R$620,500 and R$107,361, respectively. In the fiscal year, transactions amounted to R$104,819) (2020: R$53,688).

(xvii) In June 2020, the Company entered into two naphtha supply agreements with Petrobras from 200 to 450 kton/y, respectively, from RLAM, with delivery to our industrial unit in Bahia, and from REFAP, to our unit in Rio Grande do Sul. The agreements are in force from December 23, 2020 to December 31, 2025. In the fiscal year, the transactions amounted to R$947,330,298 for RLAM/REFMAT and R$2,408,198 for REFAP.

(xviii) In June 2020, the Company entered to a contractual amendment with Petrobras for the transfer of 80,000 m^3 of space for storing products owned by Braskem in tanks at REFAP, that are in force from November 1, 2020 to

All amounts in thousands of reais, except as otherwise stated

December 31, 2025. The maximum estimated amount is R$240,000. In the fiscal year, transactions amounted to R$33,182 (2020: R$31,730).

(xix) In December 2020, the Company entered into an agreement with Petrobras to purchase ethane and propane to produce up to 580,000 tons of ethylene equivalent and sell up to 58.4 million Nm^3 of hydrogen. This agreement is effective from January 1, 2021 to December 31, 2025. The estimated amount of the agreement is R$9.2 billion. In the fiscal year, transactions amounted to R$1,981,786.

(xx) In December 2020, the Company entered into a purchase agreement with Petrobras for up to 2 million tons of petrochemical naphtha per year, for us in Braskem's industrial unit in São Paulo. This agreement is effective from December 23, 2020 to December 31, 2025. The estimated amount is R$25 billion. In the fiscal year, the transactions amounted to R$5,074,529.

(xxi) Loan payable to the non-controlling shareholders of Braskem Idesa, with maturity in December 2029 and interest of 7% p.a. These funds were used by Braskem Idesa to finance its construction project.

(d) Accounts payable to related companies

						Parent company
	Balance at December 31, 2020	Obtained	Payments	Interest, changes monetary and foreign exchange, net	Transferences	Balance at December 31, 2021
Current						
Export prepayment	1,093,744		(8,264,010)	2,914,532	5,284,623	1,028,889
Credit notes	107,239	162,620	(57,525)			212,334
Total	**1,200,983**	**162,620**	**(8,321,535)**	**2,914,532**	**5,284,623**	**1,241,223**
Non-current						
Export prepayment	34,769,612			2,342,173	(5,284,623)	31,827,162
Total	**34,769,612**			**2,342,173**	**(5,284,623)**	**31,827,162**
Total	**35,970,595**	**162,620**	**(8,321,535)**	**5,256,705**		**33,068,385**

(e) Key management personnel compensation

The expenses related to the remuneration of key management personnel, including the Board of Directors, the Chief Executive Officer and vice-presidents, recorded in the profit or loss for the year, are shown as follows:

		Consolidated
Statement of profit or loss transactions	**2021**	**2020**
Remuneration		
Wages and recurring benefits	51,826	40,404
Short-term variable compensation	67,908	34,539
Post-employment benefit	2,121	961
Long term incentive plan	14,394	7,456
Total	**136,249**	**83,360**

Compensation of the Company's key management personnel includes salaries, short and long-term incentives, non-cash benefits and contributions to a post-employment defined benefit plan (see Note 27).

All amounts in thousands of reais, except as otherwise stated

10 Taxes recoverable

		Consolidated		Parent Company	
		2021	2020	2021	2020
Parent Company and subsidiaries in Brazil					
IPI		521	1,435	521	1,435
Value-added tax on sales and services (ICMS)	(a)	291,424	293,193	291,424	292,431
ICMS - credits from PP&E		224,308	163,847	224,308	163,678
Social integration program (PIS) and social contribution on revenue (COFINS)		250,491	199	250,491	
PIS and COFINS - credits from PP&E		447,476	353,928	447,476	353,928
REINTEGRA program		21,764	16,799	21,764	16,799
Federal tax credits	(b)	948,448	1,109,122	948,448	1,109,122
Other		88,684	40,234	73,843	24,772
Foreign subsidiaries					
Value-added tax ("IVA")		348,021	277,175		
Other		59,579	9,470		
Total		2,680,716	2,265,402	2,258,275	1,962,165
Current assets		1,428,658	1,192,665	1,301,432	1,148,263
Non-current assets		1,252,058	1,072,737	956,843	813,902
Total		2,680,716	2,265,402	2,258,275	1,962,165

(a) ICMS

Accumulated ICMS tax credits over the past few years arise mainly from interstate acquisitions of electric power with tax payment by tax substitution and domestic sales subject to deferred taxation.

The Management has been prioritizing a series of actions to maximize the use of these credits and currently does not expect losses on the realization of cumulative balances.

(b) Federal tax credits

The main tax credit refers to the exclusion of ICMS from the PIS/COFINS calculation basis. The Company and its merged companies filed various lawsuits claiming recognition of the right to exclude ICMS from the calculation basis for PIS and COFINS and the consequent repetition of undue payment. The oldest period of the lawsuit dates back to 1991. The Company, assisted by specialized third-party consulting firm, proceeded with the measurement of these tax credits, basically considering the amount of ICMS stipulated on the sales invoices and other tax information on the ancillary obligations, grounded in the legal opinion.

During 2021, the final and unappealable decisions of proceedings originally filed by merged companies were certified, and the total of R$2,021,976 (2020: R$438,045) was recognized related to PIS and COFINS contributions overpaid, with R$1,031,099 recorded under "Other operating income (expenses)" (2020: R$310,557) and R$990,877 under financial income (2020: R$127,488).

Of the total tax credit recorded by the Company related to this topic, since 2019, R$4,302,376 already has been offset. On December 31, 2021, the balance is R$789,420, of which R$787,676 was classified under current assets and R$1,744 under non-current assets (2020: R$1,002,605, registered under current).

All amounts in thousands of reais, except as otherwise stated

11 Investments

See the accounting policy in Note 2.3 Basis of consolidation.

(a) Information on investments

		Net profit (loss) for the year		Equity	
		2021	2020	2021	2020
Direct subsidiaries					
BM Insurance		(5,019)	(467)	4,822	9,170
Braskem Argentina		39	63,844	103,221	79,809
Braskem Chile		7,669	11,950	50,275	48,281
Braskem Energy		562		25,562	
Braskem Finance		(211,879)	(195,575)	(782,485)	(570,606)
Braskem Holanda		8,405,959	(1,450,812)	22,328,631	16,780,046
Braskem Inc.		743	94,165	16,824	16,081
Braskem México		17,689	28,401	369,658	335,253
Cetrel		15,952	33,757	274,246	266,852
Lantana		(104)	(314)	(1,500)	(1,396)
Indirect subsidiaries					
Braskem Alemanha		4,241,046	1,118,450	7,504,251	7,558,684
Braskem America		4,549,245	1,276,093	6,925,245	7,054,472
Braskem America Finance		(219,526)	1,683	(245,200)	(3,114)
Braskem Holanda Finance		(97)	18,926	15,604	15,734
Braskem Holanda Inc.		(2,670)	(1,435)	9,126	11,072
Braskem Idesa		(116,471)	(1,343,365)	(7,046,221)	(7,044,352)
Braskem Idesa Serviços		(2,822)	1,357	40,894	41,180
Braskem Índia		980	(964)	2,728	1,520
Braskem México Serviços			(1)		49
Braskem México Sofom		29,408	6,034	2,636,786	55,917
DAC		36,763	30,348	92,799	126,529
Terminal Química				4	
Jointly-controlled investment					
RPR	(i)	312	(63,525)	50,064	32,217
Associate					
Borealis	(ii)	45,490	6,019	205,568	161,363

(i) The main activities are the refine, processing and sale and import of oil, its byproducts and correlated products. Braskem interest in RPR's share capital as of December 31, 2021 is 33.20% (2020: the same percentage).

(ii) The main activities are the production and commercialization of petrochemical byproducts and correlated products. Braskem interest in Borealis' share capital as of December 31, 2021 is 20% (2020: the same percentage).

(b) Changes in investments and provision for losses in subsidiaries: Parent company

Out of the amount of R$8,556,174 (2020: R$3,052,991) presented as income from equity interests, R$8,555,905 (2020: R$3,052,672) refers to results from equity investments and R$269 (2020: R$319) refers to the receipt of dividends arising from investments measured at fair value through profit or loss, classified as financial investments (see Note 6).

All amounts in thousands of reais, except as otherwise stated

Investments	Balance at 2020	Capital increase	Dividends and interest on equity	Equity in results of investees: Effect of results	Equity in results of investees: Elimination of profit in inventories	Equity valuation adjustments	Currency translation adjustments	Balance at 2021
Direct subsidiaries								
BM Insurance	9,170			(5,019)			671	4,822
Braskem Argentina	75,221			39	(38,451)	35,426	(12,053)	60,182
Braskem Chile	47,197			7,669	(20,275)		(5,676)	28,915
Braskem Energy		25,000		562				25,562
Braskem Holanda	16,516,483		(4,783,730)	8,405,958	8,562	360,119	1,559,376	22,066,768
Braskem Inc.	16,080			743				16,823
Braskem México	335,254			17,689			16,717	369,660
Cetrel	169,977		89	4,621				174,687
Indirect subsidiaries								
Braskem Alemanha	428,074		(276,684)	240,059		1,262	32,059	424,770
Jointly-controlled investment								
RPR	10,698			103		5,822		16,623
Associate								
Borealis	32,272		(295)	9,135				41,112
Total	17,640,426	25,000	(5,060,620)	8,681,559	(50,164)	402,629	1,591,094	23,229,924

Provision for loss in subsidiaries

	Balance at 2020	Capital increase	Dividends and interest on equity	Effect of results	Elimination of profit in inventories	Equity valuation adjustments	Currency translation adjustments	Balance at 2021
Direct subsidiaries								
Braskem Finance	(570,606)			(211,879)				(782,485)
Lantana	(1,346)			(99)				(1,445)
	(571,952)			(211,978)				(783,930)

(c) Impact on the consolidation of Braskem Idesa

In light of the allegations of undue payments related to the Ethylene XXI project, which were originally published in the media in Mexico and were included in the testimony by the former CEO of Pemex to the Office of the Attorney General of Mexico, Braskem S.A., together with Braskem Idesa, in compliance with the standards established by Braskem's Global Compliance System Policy and Braskem Idesa's governance guidelines, approved the hiring of an U.S. law firm with proven experience in similar cases to conduct an independent internal investigation of the allegations.

The investigation was concluded in February 2022 and did not find evidence to support the allegations by the former CEO of Pemex regarding allegedly improper payments in connection with or otherwise related to the Ethylene XXI project.

The Company presents the financial information of the subsidiary Braskem Idesa, which holds a non-controlling interest with material effects on the Company's consolidated statements:

All amounts in thousands of reais, except as otherwise stated

Balance sheet	Consolidated Braskem without the effect of Braskem Idesa consolidated		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	2021	2020	2021	2020	2021	2020	2021	2020
Assets								
Curent								
Cash and cash equivalents	6,907,355	12,958,419	1,773,331	904,433			8,680,686	13,862,852
Financial investments	3,492,710	3,627,227					3,492,710	3,627,227
Trade accounts receivable	6,607,762	4,386,825	1,225,479	577,530	(679,676)	(232,376)	7,153,565	4,731,979
Inventories	15,325,001	7,876,485	1,010,100	507,165			16,335,101	8,383,650
Taxes recoverable	1,402,100	1,144,355	26,558	48,310			1,428,658	1,192,665
Income tax and social contribution	1,189,812	1,547,916					1,189,812	1,547,916
Derivatives	33,816	33,769					33,816	33,769
Other receivables	841,473	688,944	137,624	121,242			979,097	810,186
	35,800,029	**32,263,940**	**4,173,092**	**2,158,680**	**(679,676)**	**(232,376)**	**39,293,445**	**34,190,244**
Non-current								
Financial investments	16,845	15,564					16,845	15,564
Taxes recoverable	983,655	847,399	268,403	225,338			1,252,058	1,072,737
Income tax and social contribution	230,069	72,267					230,069	72,267
Deferred tax	6,481,642	6,658,276	1,775,610	1,871,696			8,257,252	8,529,972
Related parties	10,064,320	9,122,666			(ii) (10,064,320)	(9,122,666)		
Derivatives	51	34,091					51	34,091
Judicial deposits	194,212	196,911					194,212	196,911
Other receivables	354,083	251,398	24,964	17,347			379,047	268,745
Investments	58,923	43,153					58,923	43,153
Property, plant and equipment	23,510,588	22,295,803	14,483,720	14,436,012	(iii) (769,178)	(802,666)	37,225,130	35,929,149
Intangible	2,572,675	2,568,869	304,624	259,822			2,877,299	2,828,691
Right of use of assets	2,427,633	2,509,484	352,404	392,911			2,780,037	2,902,395
	46,894,696	**44,615,881**	**17,209,725**	**17,203,126**	**(10,833,498)**	**(9,925,332)**	**53,270,923**	**51,893,675**
Total assets	**82,694,725**	**76,879,821**	**21,382,817**	**19,361,806**	**(11,513,174)**	**(10,157,708)**	**92,564,368**	**86,083,919**
Liabilities and shareholders' equity								
Current								
Trade payables	11,861,563	9,753,762	871,379	424,929	(679,676)	(232,376)	12,053,266	9,946,315
Borrowings	1,343,494	1,318,931					1,343,494	1,318,931
Debentures	59,088	54,436					59,088	54,436
Braskem Idesa Borrowings			86,765	7,660,128			86,765	7,660,128
Payroll and related charges	1,095,040	776,134	75,306	38,432			1,170,346	814,566
Taxes payable	1,003,813	927,039	8,303	25,650			1,012,116	952,689
Income tax and social contribution	1,672,844	284,129					1,672,844	284,129
Lease	598,523	821,695	76,843	73,414			675,366	895,109
Provision - geological event in Alagoas	4,378,071	4,349,931					4,378,071	4,349,931
Other payables	2,495,544	1,947,569	246,623	163,371			2,742,167	2,110,940
	24,507,980	**20,233,626**	**1,365,219**	**8,385,924**	**(679,676)**	**(232,376)**	**25,193,523**	**28,387,174**
Non-current								
Loan agreements	33,553,766	40,413,192					33,553,766	40,413,192
Braskem Idesa Borrowings			12,224,770	4,399,110			12,224,770	4,399,110
Debentures	137,830	181,679					137,830	181,679
Accounts payable to related parties			10,134,287	9,140,064	(ii) (10,134,287)	(9,140,064)		
Loan to non-controlling shareholders of Braskem Idesa			(v) 3,646,538	3,222,493			3,646,538	3,222,493
Income tax and social contribution		576,174						576,174
Deferred income tax and social contribution	1,407,434	1,234,398					1,407,434	1,234,398
Provision for losses on subsidiaries	5,284,666	5,283,264			(iv) (5,284,666)	(5,283,264)		
Lease	2,147,745	1,962,235	333,303	350,542			2,481,048	2,312,777
Provision - geological event in Alagoas	3,283,188	4,825,846					3,283,188	4,825,846
Other payables	4,406,733	4,274,837	25,710	122,757			4,432,443	4,397,594
	50,221,362	**58,751,625**	**26,364,608**	**17,234,966**	**(15,418,953)**	**(14,423,328)**	**61,167,017**	**61,563,263**
Shareholders' equity (net capital deficiency)								
Attributable to the Company's shareholders	7,865,819	(2,202,306)	(6,347,010)	(6,259,084)	6,347,010	6,259,084	7,865,819	(2,202,306)
Non-controlling interest in subsidiaries	99,564	96,876			(1,761,555)	(1,761,088)	(1,661,991)	(1,664,212)
	7,965,383	**(2,105,430)**	**(6,347,010)**	**(6,259,084)**	**4,585,455**	**4,497,996**	**6,203,828**	**(3,866,518)**
Total liabilities and shareholders' equity (net capital deficiency)	**82,694,725**	**76,879,821**	**21,382,817**	**19,361,806**	**(11,513,174)**	**(10,157,708)**	**92,564,368**	**86,083,919**

(i) Consolidation of Braskem Idesa with its direct subsidiaries Braskem Idesa Serviços and Terminal Química.

(ii) Loan from Braskem Holanda as part of shareholders' contribution to the Braskem Idesa project.

(iii) Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.

(iv) Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v) Loan payable, maturing December 2029 and 7% p.a., to the non-controlling shareholders of Braskem Idesa. These proceeds were used by Braskem Idesa to fund its construction project.

All amounts in thousands of reais, except as otherwise stated

Statement of profit or loss

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	2021	2020	2021	2020	2021	2020	2021	2020
Net revenue	**101,448,155**	**55,779,528**	**6,333,199**	**4,046,581**	**(2,156,153)**	**(1,282,615)**	**105,625,201**	**58,543,494**
Cost of products sold	(72,471,291)	(45,563,723)	(3,321,601)	(3,112,129)	2,224,661	1,344,438	(73,568,231)	(47,331,414)
	28,976,864	**10,215,805**	**3,011,598**	**934,452**	**68,508**	**61,823**	**32,056,970**	**11,212,080**
Income (expenses)								
Selling and distribution	(1,834,303)	(1,609,844)	(221,337)	(242,211)			(2,055,640)	(1,852,055)
(Loss) reversals for impairment of trade accounts receivable	(8,736)	(55,074)	(178)	(178)			(8,914)	(55,252)
General and administrative	(2,292,884)	(1,739,541)	(229,334)	(179,350)	91	144	(2,522,127)	(1,918,747)
Research and development	(296,583)	(250,648)					(296,583)	(250,648)
Results from equity-accounted investees	(82,709)	(1,026,922)			87,353	1,007,524	4,644	(19,398)
Other income	1,530,443	748,923	4,044	1,826			1,534,487	750,749
Other expenses	(2,651,425)	(7,573,874)	(17,865)	(364,747)			(2,669,290)	(7,938,621)
	23,340,667	**(1,291,175)**	**2,546,928**	**149,792**	**155,952**	**1,069,491**	**26,043,547**	**(71,892)**
Financial results								
Financial expenses	(4,750,895)	(3,851,233)	(1,618,020)	(1,505,628)	461,760	443,496	(5,907,155)	(4,913,365)
Financial income	2,276,312	1,032,530	12,886	11,150	(461,760)	(443,496)	1,827,438	600,184
Exchange rate variations, net	(2,884,292)	(4,823,269)	(1,164,697)	(482,125)	46,182	6,683	(4,002,807)	(5,298,711)
	(5,358,875)	**(7,641,972)**	**(2,769,831)**	**(1,976,603)**	**46,182**	**6,683**	**(8,082,524)**	**(9,611,892)**
Loss before income tax and social contribution	**17,981,792**	**(8,933,147)**	**(222,903)**	**(1,826,811)**	**202,134**	**1,076,174**	**17,961,023**	**(9,683,784)**
IR and CSL - current and deferred	(3,991,055)	2,253,684	(8,348)	414,794			(3,999,403)	2,668,478
	(3,991,055)	**2,253,684**	**(8,348)**	**414,794**			**(3,999,403)**	**2,668,478**
Net profit (loss) for the year	**13,990,737**	**(6,679,463)**	**(231,251)**	**(1,412,017)**	**202,134**	**1,076,174**	**13,961,620**	**(7,015,306)**

All amounts in thousands of reais, except as otherwise stated

Statement of cash flows	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	2021	2020	2021	2020	2021	2020	2021	2020
Profit (loss) before income tax and social contribution	17,981,792	(8,933,147)	(222,903)	(1,826,811)	202,134	1,076,174	17,961,023	(9,683,784)
Adjustments for reconciliation of profit (loss)								
Depreciation and amortization	3,450,171	2,995,609	796,861	1,114,439	(68,599)	(61,967)	4,178,433	4,048,081
Results from equity-accounted investees	82,709	1,026,922			(87,353)	(1,007,524)	(4,644)	19,398
Net interest, monetary and foreign exchange gain/losses	3,792,708	8,541,980	2,564,905	1,921,975	(46,182)	(6,683)	6,311,431	10,457,272
Provisions (reversal and recovery of credits),net	819,130	336,838					819,130	336,838
Provision - geological event in Alagoas	1,339,765	6,901,828					1,339,765	6,901,828
PIS and COFINS credits - exclusion of ICMS from the calculation basis	(1,031,099)	(310,557)					(1,031,099)	(310,557)
Loss for impairment of trade accounts receivable and others from clients	10,134	55,252	(1,220)				8,914	55,252
Provision for losses and write-offs of long-lived assets	114,148	8,794	1,039				115,187	8,794
	26,559,458	10,623,519	3,138,682	1,209,603			29,698,140	11,833,122
Changes in operating working capital								
Judicial deposits - unfreezing Public Civil Action		3,746,107						3,746,107
Financial investments	296,957	(1,860,827)					296,957	(1,860,827)
Trade accounts receivable	(2,002,897)	(2,247,729)	(619,688)	(152,971)	447,300	212,874	(2,175,285)	(2,187,826)
Inventories	(7,176,104)	(309,492)	(398,181)	56,958			(7,574,285)	(252,534)
Taxes recoverable	4,958,779	1,584,911	4,808	(52,357)			4,963,587	1,532,554
Prepaid expenses	(67,923)	(172,027)	87,245	465,812			19,322	293,785
Other receivables	(201,798)	44,513	(16,080)	352,590			(217,878)	397,103
Trade payables	1,218,550	(2,926,585)	428,364	137,895	(447,300)	(212,874)	1,199,614	(3,001,564)
Taxes payable	(2,878,056)	965,191	(129,432)	(515,430)			(3,007,488)	449,761
Advances from customers	(217,159)	224,764	(16,792)	(25,776)			(233,951)	198,988
Leniency agreement	(389,087)	(349,842)					(389,087)	(349,842)
Sundry provisions	(482,565)	(158,915)	168,371	13,560			(314,194)	(145,355)
Geological event in Alagoas	(2,928,081)	(1,181,931)					(2,928,081)	(1,181,931)
Other payables	1,040,674	(217,997)	(1,271)	33,810			1,039,403	(184,187)
Cash generated from operations	**17,730,748**	**7,763,660**	**2,646,026**	**1,523,694**			**20,376,774**	**9,287,354**
Interest paid	(2,207,196)	(1,946,931)	(676,237)	(789,890)			(2,883,433)	(2,736,821)
Income tax and social contribution paid	(2,697,829)	(252,479)	(9,027)	(5,063)			(2,706,856)	(257,542)
Net cash generated by operating activities	**12,825,723**	**5,564,250**	**1,960,762**	**728,741**			**14,786,485**	**6,292,991**
Proceeds from the sale of fixed assets and intangible assets	40,353	33,140					40,353	33,140
Dividends received	295	4,822					295	4,822
Acquisitions to property, plant and equipment and intangible assets	(3,249,132)	(2,653,009)	(172,192)	(106,780)			(3,421,324)	(2,759,789)
Net cash used in investing activities	**(3,208,484)**	**(2,615,047)**	**(172,192)**	**(106,780)**			**(3,380,676)**	**(2,721,827)**
Short-term and long-term debt								
Issuance	16,308	13,049,459					16,308	13,049,459
Payments	(9,413,909)	(8,734,505)					(9,413,909)	(8,734,505)
Braskem Idesa borrowings								
Issuance			7,271,658				7,271,658	
Payments			(7,995,045)	(905,210)			(7,995,045)	(905,210)
Loan to non-controlling shareholders of Braskem Idesa - payment	216,862		(226,407)	(37,618)			(9,545)	(37,618)
Lease payments	(787,932)	(610,392)	(53,774)	(51,676)			(841,706)	(662,068)
Dividends paid	(5,993,265)	(2,380)					(5,993,265)	(2,380)
Other financial liabilities		(534,456)						(534,456)
Cash (used) generated in financing activities	**(15,961,936)**	**3,167,726**	**(1,003,568)**	**(994,504)**			**(16,965,504)**	**2,173,222**
Exchange variation on cash of foreign subsidiaries	293,633	1,054,845	83,896	259,741			377,529	1,314,586
(Decrease) increase in cash and cash equivalents	**(6,051,064)**	**7,171,774**	**868,898**	**(112,802)**			**(5,182,166)**	**7,058,972**
Represented by								
Cash and cash equivalents at the beginning for the year	12,958,419	5,786,645	904,433	1,017,235			13,862,852	6,803,880
Cash and cash equivalents at the end for the year	6,907,355	12,958,419	1,773,331	904,433			8,680,686	13,862,852
(Decrease) increase in cash and cash equivalents	**(6,051,064)**	**7,171,774**	**868,898**	**(112,802)**			**(5,182,166)**	**7,058,972**

All amounts in thousands of reais, except as otherwise stated

12 Property, plant and equipment

Items of property, plant and equipment are measured at the historical cost of acquisition or construction, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.

The machinery, equipment and facilities require inspections, replacement of components and maintenance in regular intervals. The Company makes shutdowns in regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or only relevant pieces of equipment, such as industrial boilers, turbines and tanks.

Expenses with each scheduled shutdown are included in property, plant and equipment items that were the stoppage's subject matter and are fully depreciated until the beginning of the following related stoppage. The expenditures with personnel, the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs.

Depreciation starts when the assets become available and is calculated using the straight-line method, based on the useful life estimated by the Company's technicians with vast experience in managing the plants. The useful lives of assets are revised on each reporting date.

The main factors taken into consideration in the definition of the useful life of the assets that compose the Company's industrial plants are the information of manufacturers of machinery and equipment, level of the plants' operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The estimated useful lives applied to the assets determined the following average depreciation rates per year:

		Consolidated
	2021	2020
Buildings and improvements	2.92	2.82
Machinery, equipment and installations	6.74	6.31
Furniture and fixtures	10.06	10.03
IT equipment	21.18	20.23
Lab equipment	9.53	9.57
Security equipment	10.04	9.54
Vehicles	18.82	18.89
Other	17.05	13.55

Borrowing costs are capitalized as ongoing projects, using: (i) the average rate of the financings; and (ii) the exchange variation portion that corresponds to any positive difference between the average rate of financing in the domestic market and the rate cited in item (i).

In 2021, capitalized borrowing costs amounted to R$192,207 (2020: R$252,427). The average rate of these charges in the year was 8.33% p.a. (2020: 7.85% p.a.).

At December 31, 2021, the acquisition of property, plant and equipment with payment installments is R$295,056 (2020: R$160,877) in the Consolidated and R$259,076 (R$122,508) in the Parent Company.

All amounts in thousands of reais, except as otherwise stated

(a) Reconciliation of book value

						Consolidated
	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total
Cost	613,807	7,064,972	44,439,196	7,009,473	1,726,026	60,853,474
Accumulated depreciation and amortization		(2,492,705)	(24,789,920)		(1,255,668)	(28,538,293)
Balance as of December 31, 2019	**613,807**	**4,572,267**	**19,649,276**	**7,009,473**	**470,358**	**32,315,181**
Acquisitions		590	60,130	2,609,565	4,030	2,674,315
Capitalized financial charges				252,427		252,427
Foreign currency translation adjustment						
Cost	69,244	1,132,817	2,982,072	1,136,671	74,856	5,395,660
Depreciation		(314,092)	(997,664)		(46,919)	(1,358,675)
Transfers by concluded projects		105,702	6,248,845	(6,542,755)	188,208	
Transfers to inventory				(53,903)	76,709	22,806
Transfers to intangible				(22,373)	(18,619)	(40,992)
Disposals						
Cost	(20)	(22,657)	(328,411)		(12,576)	(363,664)
Depreciation		20,299	305,759		10,631	336,689
Depreciation and amortization		(372,687)	(2,787,042)		(144,869)	(3,304,598)
Net book value	683,031	5,122,239	25,132,965	4,389,105	525,100	35,929,149
Cost	683,031	8,281,424	53,401,832	4,389,105	2,038,666	68,794,058
Accumulated depreciation		(3,159,185)	(28,268,867)		(1,436,857)	(32,864,909)
Balance as of December 31, 2020	**683,031**	**5,122,239**	**25,132,965**	**4,389,105**	**601,809**	**35,929,149**
Acquisitions		338	160,297	3,388,078	3,421	3,552,134
Capitalized financial charges				192,207		192,207
Foreign currency translation adjustment						
Cost	17,046	287,866	1,118,655	74,428	23,859	1,521,854
Depreciation		(88,406)	(313,267)		(16,760)	(418,433)
Transfers by concluded projects	244	13,965	3,207,833	(3,412,665)	190,623	
Transfers to inventory				(16,838)		(16,838)
Transfers to intangible						
Cost				(73,397)		(73,397)
Depreciation		31,495	(11,673)		(11,847)	7,975
Disposals						
Cost	(10,856)	9,723	(353,274)	(91,485)	(41,066)	(486,958)
Depreciation		168	387,005		9,206	396,379
Depreciation		(195,900)	(3,038,176)		(143,164)	(3,377,241)
Transfers to right of use of assets	(1,701)		(2)		2	(1,701)
Transfers Others			1,825		(1,825)	
Net book value	687,764	5,181,488	26,292,188	4,449,433	614,258	37,225,130
Cost	687,764	8,591,020	57,535,343	4,449,433	2,215,503	73,479,063
Accumulated depreciation		(3,409,532)	(31,243,155)		(1,601,245)	(36,253,933)
Balance as of December 31, 2021	**687,764**	**5,181,488**	**26,292,188**	**4,449,433**	**614,258**	**37,225,130**

(i) On December 31, 2021, the main amounts recorded under this item corresponded to expenses with scheduled maintenance shutdowns in Brazil and at overseas plants that are either in the preparation phase or ongoing in the amount of R$1,473,396 (2020: R$924,747), capitalized financial charges in the amount of R$237,519 (2020: R$233,963), inventories of spare parts in the amount of R$534,875 (2020: R$405,497), strategic projects ongoing in Brazil in the amount of R$351,657 (2020: R$256,873) and in Braskem America in the amount of R$136,342 (2020: R$313,080). The remainder corresponds mainly to various projects for maintaining the production capacity of plants.

All amounts in thousands of reais, except as otherwise stated

						Parent Company
	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total
Cost	356,778	1,933,982	31,190,776	3,760,656	1,243,406	38,485,598
Accumulated depreciation and amortization		(1,192,132)	(20,997,843)		(953,466)	(23,143,441)
Balance as of December 31, 2019	**356,778**	**741,850**	**10,192,933**	**3,760,656**	**289,940**	**15,342,157**
Acquisitions		300	45,548	1,363,127	55	1,409,030
Capitalized financial charges				93,114		93,114
Transfers by concluded projects		22,064	1,782,761	(1,956,477)	151,652	
Transfers to inventory				(54,832)		(54,832)
Transfers to intangible				10,085	(18,620)	(8,535)
Disposals						
Cost	(20)	(20,299)	(318,409)		(9,490)	(348,218)
Depreciation		20,299	303,361		9,486	333,146
Depreciation		(62,248)	(1,821,718)		(99,425)	(1,983,391)
Net book value	356,758	701,966	10,184,476	3,215,673	323,598	14,782,471
Cost	356,758	1,936,047	32,700,676	3,215,673	1,367,034	39,576,188
Accumulated depreciation		(1,234,081)	(22,516,200)		(1,043,436)	(24,793,717)
Balance as of December 31, 2020	**356,758**	**701,966**	**10,184,476**	**3,215,673**	**323,598**	**14,782,471**
Acquisitions		84	135,239	2,700,811	788	2,836,921
Capitalized financial charges				152,184		152,184
Transfers by concluded projects		42,325	2,418,855	(2,583,798)	122,618	
Transfers to intangible				(9,928)		(9,928)
Disposals						
Cost	(10,856)	(471)	(369,495)	(51,368)	(29,437)	(461,627)
Depreciation		168	381,886		3,131	385,186
Depreciation		(61,553)	(1,984,332)		(91,555)	(2,137,440)
Transfers to right of use of assets	(1,701)		(2)		3	(1,700)
Net book value	344,201	682,520	10,766,627	3,423,574	329,146	15,546,067
Cost	344,201	1,975,689	34,885,274	3,423,574	1,461,004	42,089,742
Accumulated depreciation		(1,293,170)	(24,118,647)		(1,131,858)	(26,543,675)
Balance as of December 31, 2021	**344,201**	**682,520**	**10,766,627**	**3,423,574**	**329,146**	**15,546,067**

(b) Property, plant and equipment by country

	2021	2020
Brazil	15,867,387	15,105,253
Mexico	13,714,543	13,632,787
United States of America	7,281,077	6,823,655
Germany	356,288	363,975
Other	5,835	3,479
	37,225,130	**35,929,149**

(c) Impairment loss

Annually, or whenever there is any indication that an asset has suffered devaluation, the Company conducts an analysis to determine if there are indicators that the book value of property, plant and equipment may not be recoverable. This analysis is conducted to assess the existence of scenarios that could adversely affect its cash flow and, consequently, its ability to recover the investment in such assets. These scenarios arise from issues of a macroeconomic, legal, competitive, or technological nature.

The following are considered by the Company as relevant points and are observed in this analysis:

(i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors;

(ii) the prospects of material fluctuations in the prices of products and inputs;

(iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the full or partial obsolescence of the industrial facilities of the Company; and

(iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products.

The impairment value of an asset or CGU is the greatest of the value in use and its fair value less sales costs. The value in use is based on estimated future cash flows, discounted to present value using a discount rate before tax that reflects the current market assessments of the time value of money and the specific risks related to the asset or CGU.

When identifying whether cash inflows from an asset (or group of assets) are largely independent of cash inflows from other assets (or groups of assets), the Company considers several factors, such as: product lines, individual locations and the way Management monitors and makes decisions about the going-concern analysis.

The Management believes that the plants will operate at the planned capacity, or close to them, within the projected timeframe. There are no indications that the book value exceeds the impairment of its assets as of December 31, 2021 and 2020.

All amounts in thousands of reais, except as otherwise stated

13 Intangible assets

					Consolidated
	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Cost	3,187,678	451,415	874,159	392,180	4,905,432
Accumulated amortization	(1,128,804)	(199,800)	(602,223)	(212,517)	(2,143,344)
Balance as of December 31, 2019	**2,058,874**	**251,615**	**271,936**	**179,663**	**2,762,088**
Acquisitions		1,789	38,660	66	40,515
Foreign currency translation adjustment					
Cost		46,311	56,422		102,733
Amortization		(7,902)	(34,891)		(42,793)
Transfers to property, plant and equipment projects and stoppage in progress			40,992		40,992
Amortization		(6,753)	(46,075)	(22,016)	(74,844)
Net book value	2,058,874	285,060	327,044	157,713	2,828,691
Cost	3,187,678	499,515	1,010,233	392,246	5,089,672
Accumulated amortization	(1,128,804)	(214,455)	(683,189)	(234,533)	(2,260,981)
Balance as of December 31, 2020	**2,058,874**	**285,060**	**327,044**	**157,713**	**2,828,691**
Acquisitions		670	67,686	420	68,776
Foreign currency translation adjustment					
Cost		12,443	13,023		25,466
Amortization		(2,711)	(8,484)		(11,195)
Transfers from property, plant and equipment projects and stoppage in progress		28,770	36,652		65,422
Other write-offs, net of amortization					
Write-offs - Cost			(4,119)		(4,119)
Write-offs - Amortization			726		726
Amortization		(10,444)	(64,008)	(22,016)	(96,468)
Net book value	2,058,874	313,789	368,520	136,117	2,877,299
Cost	3,187,678	549,196	1,123,651	392,666	5,253,191
Accumulated amortization	(1,128,804)	(235,408)	(755,131)	(256,549)	(2,375,892)
Balance as of December 31, 2021	**2,058,874**	**313,789**	**368,520**	**136,117**	**2,877,299**

All amounts in thousands of reais, except as otherwise stated

					Parent Company
	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Cost	3,187,678	251,118	690,249	392,181	4,521,226
Accumulated amortization	(1,128,805)	(173,286)	(485,438)	(212,517)	(2,000,046)
Balance as of December 31, 2019	**2,058,873**	**77,832**	**204,811**	**179,664**	**2,521,180**
Acquisitions			38,519		38,519
Transfers from property, plant and equipment projects and stoppage in progress			8,535		8,535
Amortization		(4,961)	(24,376)	(22,016)	(51,353)
Net book value	2,058,873	72,871	227,489	157,648	2,516,881
Cost	3,187,678	251,118	737,271	392,181	4,568,248
Accumulated amortization	(1,128,805)	(178,247)	(509,782)	(234,533)	(2,051,367)
Balance as of December 31, 2020	**2,058,873**	**72,871**	**227,489**	**157,648**	**2,516,881**
Acquisitions			67,277		67,277
Transfers to property, plant and equipment projects and stoppage in progress			9,928		9,928
Other write-offs, net of amortization			(681)		(681)
Amortization		(4,923)	(40,222)	(22,016)	(67,161)
Net book value	2,058,873	67,948	263,791	135,632	2,526,244
Cost	3,187,678	251,118	813,795	392,181	4,644,772
Accumulated amortization	(1,128,805)	(183,170)	(550,004)	(256,549)	(2,118,528)
Balance as of December 31, 2021	**2,058,873**	**67,948**	**263,791**	**135,632**	**2,526,244**

(a) Goodwill based on expected future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the CPC and IFRS pronouncements and represents the excess of the amount paid over the amount of equity of the companies acquired. Goodwill is allocated to the Cash Generating Units ("CGUs") or groups of assets that are expected to benefit from the synergies of the combination. Such goodwill was amortized in the accounting books until December 2008. From 2009 on, it has been subjected to annual impairment tests.

Impairment testing is based on estimated cash generation in each CGU or groups of assets, extracted from the Company's fiver-year Business Plan (see Note 22.2) and from the Management plan for a period greater than 5 years to reflect the industry cycle patterns, with a total projection period of 10 years.

Perpetuity is also calculated based on the long-term vision and excluding real growth. Cash flows and perpetuity are adjusted to present value at a discount rate based on the Weighted Average Cost of Capital ("WACC").

All amounts in thousands of reais, except as otherwise stated

The table below shows the results obtained in the tests conducted by the Company in December 2021:

	Allocated goodwill	Value in use	Book value (i)	CF/Book value
Northeastern petrochemical complex	475,780	18,906,760	2,977,586	6.3
Southern petrochemical complex	1,390,741	32,032,400	6,674,673	4.8
Vinyls	192,353	9,020,523	2,937,569	3.1

(i) The book value includes, in addition to goodwill, property, plant and equipment and intangible assets with defined useful lives and the working capital.

The WACC used was 9.09% p.a. The inflation rate considered for perpetuity was 2.83%.

Given the potential impact on cash flows of the "discount rate" and "perpetuity", the Company conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

	+0.5% on discount rate	-0.5% on perpetuity
Northeastern petrochemical complex	17,604,424	18,124,544
Southern petrochemical complex	29,062,222	30,003,729
Vinyls	8,251,301	8,595,310

The main assumptions used for projecting cash flows are related to the projection of macroeconomic indicators, international prices, and global and local demand in the countries where the Company has operational plants. Macroeconomic indicators include items such as: exchange, inflation, and interest rates, among others.

Prices for key petrochemical products are obtained from a specialized third party consulting firm, drawing on projections reviewed and supplemented based on Management's experience. Final prices take into consideration the meetings of specific internal committees and the knowledge of the Company's experts in preparing the benchmarks for each market.

Similar to prices, indicators for global demand also are prepared with specialized consulting firms. In the markets where the Company operates more directly, they consider additional variables for the local demand composition.

(b) Intangible assets with definite useful lives

These intangible assets are measured at historical cost of acquisition or at fair value when acquired in a business combination, deducted from accumulated amortization and, if applicable, accumulated impairment loss. Subsequent costs are capitalized only when they increase the future economic benefits incorporated into the specific asset to which they are related.

Amortization is calculated using the straight-line method based on the estimated useful life of the items, and revised every reporting date, as follows, for consolidated purposes:

- Trademarks and patents	10-20 years
- Software and rights of use	5-10 years
- Agreements with clients and suppliers	14-28 years

Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only of the expenditure can be measure reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient

All amounts in thousands of reais, except as otherwise stated

resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Otherwise, it is recognized in profit or loss as incurred.

There were no indicators that the book value of these assets exceeds the impairment value as of December 31, 2021, and 2020.

(c) Intangible assets by country

	2021	2020
Brazil	2,526,999	2,517,470
Mexico	304,624	259,822
United States of America	24,404	25,156
Germany	21,253	26,211
Other	19	32
	2,877,299	2,828,691

14 Right-of-use assets and lease liability

The Company assesses whether a contract is or contains a lease if the contract transfers the right to control the use of an asset identified for a period in exchange for consideration. The Company leases various offices, railcars, vessels, pieces of equipment and vehicles. Such leases are negotiated individually and are subject to various terms and conditions.

As a lessee, the Company, to determine the enforceable term of the lease, considers all facts and circumstances that create an economic incentive for exercising the option of extension or create economic disincentives for not exercising the option of early termination.

(a) Right-of-use assets

Leases are recognized as a right-of-use asset and a corresponding liability on the date on which the leased asset becomes available to the Company.

The right-of-use asset is measured at the cost composed of:

- The amount initially measured of the lease liabilities;
- Any payment made up to the start of the lease, deducting any incentive received;
- Any initial direct cost; and
- Renovation costs.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment.

All amounts in thousands of reais, except as otherwise stated

Changes in right-of-use assets:

	Balance as of 31/12/2020	Acquisitions	Depreciation	Disposal	Foreign currency translation adjustment	Consolidated Balance as of 31/12/2021
Rail cars	1,007,336	102,648	(187,915)		63,992	986,061
Machinery and equipment	749,728	281,113	(207,985)	(30,245)	643	793,254
Ships	834,848	258,201	(399,677)		3,289	696,661
Buildings and constructions	259,896	52,897	(52,997)	(6,333)	11,849	265,312
Vehicles	33,888	51,171	(24,078)	(31,667)	135	29,449
Computer equipment and goods	16,699	542	(4,334)	(3,682)	75	9,300
Total	**2,902,395**	**746,573**	**(876,986)**	**(71,928)**	**79,983**	**2,780,037**

	Balance as of 31/12/2019	Acquisitions	Depreciation	Disposal	Foreign currency translation adjustment	Consolidated Balance as of 31/12/2020
Rail cars	746,040	244,199	(180,146)		197,243	1,007,336
Ships	865,387	258,193	(286,905)	(12,687)	10,860	834,848
Machinery and equipment	743,248	227,690	(198,441)	(25,801)	3,032	749,728
Buildings and constructions	212,170	65,176	(54,712)		37,262	259,896
Vehicles	26,286	21,502	(14,473)		573	33,888
Computer equipment and goods	12,523	9,341	(5,499)		334	16,699
Total	**2,605,654**	**826,101**	**(740,176)**	**(38,488)**	**249,304**	**2,902,395**

	Balance as of 31/12/2020	Acquisitions	Depreciation	Disposal	Transfers	Parent company Balance as of 31/12/2021
Machinery and equipment	738,344	276,434	(203,488)	(30,245)		781,045
Ships	662,679	35,306	(200,068)			497,917
Buildings and constructions	93,880	30,593	(33,094)	(6,333)		85,046
Vehicles	30,201	49,728	(20,919)	(31,678)		27,332
Computer equipment and goods	15,102	542	(4,004)	(3,682)		7,958
Total	**1,540,206**	**392,604**	**(461,573)**	**(71,939)**		**1,399,298**

	Balance as of 31/12/2019	Acquisitions	Depreciation	Disposal	Transfers	Parent company Balance as of 31/12/2020
Machinery and equipment	710,718	227,238	(194,362)	(25,801)	20,551	738,344
Ships	714,717	171,392	(210,743)	(12,687)		662,679
Buildings and constructions	87,306	46,499	(34,131)		(5,794)	93,880
Vehicles	23,219	17,040	(10,058)			30,201
Computer equipment and goods	25,917	9,109	(5,167)		(14,757)	15,102
Total	**1,561,877**	**471,278**	**(454,461)**	**(38,488)**		**1,540,206**

In 2021, the expense related to the low-value leases was R$7.2 million in the Consolidated and R$7 million in the Parent Company (2020: R$981 in the Consolidated and R$447 in the Parent Company).

To optimize lease costs during the lease term, the Company must provide guaranteed residual amounts for the leased asset. For certain lease agreements for freight cars, the Company guaranteed any difference between the

All amounts in thousands of reais, except as otherwise stated

flow of contractual payments and the fair value of these assets upon the end of the enforceable term, limited to R$70,084 (US$12,559) as of December 31, 2021 (2020: R$62,256 equivalent to US$12,559).

(b) Lease liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability considers the net present value of the following lease payments:

- Fixed payments discounting any incentive received;
- Variable payments based on rates or indexes;
- Expected payables to the lessor referring to the guaranteed residual amount;
- Exercise price of a purchase option, if it is reasonably certain that lessee will exercise such option; and
- Payment of fines for termination of the lease if the contractual terms provide for lessee's exercise option.

The Company's incremental borrowing rate corresponds to the one the Company would have pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use in a similar economic environment. The weighted average incremental rate applied in 2021 was 7.25% p.a. in the Parent Company and 5.18% p.a. in the Consolidated (2020: 6.06% p.a. in the Parent Company and 7.30% p.a. in the Consolidated). The lease liability is measured at amortized cost.

Changes in lease liabilities:

		Consolidated		Parent company
	2021	2020	2021	2020
Balance at December 31, 2020	**3.207.886**	**2.676.896**	**1.782.380**	**1.621.778**
Acquired	746.573	826.101	392.604	471.278
Disposals	(50.473)	(38.488)	(50.473)	(38.488)
Interests and monetary and exchange variations, net	206.375	327.135	127.662	254.062
Currancy translation adjustments	85.984	267.493		
Payments	(841.706)	(662.068)	(465.328)	(404.962)
Interest paid	(198.225)	(189.183)	(108.723)	(121.288)
Balance at December 31, 2021	**3.156.414**	**3.207.886**	**1.678.122**	**1.782.380**
Current liability	675.366	895.109	321.424	540.715
Non-current liability	2.481.048	2.312.777	1.356.698	1.241.665
Total	**3.156.414**	**3.207.886**	**1.678.122**	**1.782.380**

All amounts in thousands of reais, except as otherwise stated

The table below presents the obligations (minimum annual commitments) related to undiscounted lease agreements, by maturity, and may not be reconcilable with the statement of financial position.

	Consolidated	Parent Company
	2021	2021
2022	777.410	437.059
2023	633.141	400.112
2024	493.147	287.182
2025	399.924	197.583
2026+	1.073.620	468.409
Total	**3.377.242**	**1.790.346**

(c) Extension Options

Some leases contain extension options exercisable by the Company. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at lease commencement date whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

(d) Additional Information

The Company, in the measurement of its lease liability and right of use assets, considered the discount to present value of future installments, applying the nominal rate.

As required by Official CVM Letter 02/19, for additional disclosure purposes, the Company is required to evaluate the impact of the discount rate with the effect of inflation. The Company calculated the impacts considering the real rate for contracts that envisage inflation adjustments, only observed in the Parent Company.

The incremental (nominal) interest rate used by the Company corresponds to the future market quote obtained on B3 – based on the DI rate (interest rate used for Interbank Certificates of Deposit – CDI) x Pre rate plus the credit spread published by the Brazilian Financial and Capital Markets Association ("ANBIMA"), for companies with a credit risk rating equal to that of Braskem (currently AAA by Fitch and S&P) less a two notches ("credit rating"), in accordance with the term of each agreement.

	12/31/2021		
Accounts	**Recorded**	**CVM requirement**	**% Variation**
Right-of-use assets	1,253,244	1,313,123	4.78%
Lease liability	(1,561,715)	(1,605,693)	2.82%
Depreciation	454,461	470,583	3.55%

(e) Non-cash transactions

In 2021, out of the net effect of additions and disposals of the right of use assets, non-cash transactions are R$565,774 in the Consolidated (2020: R$683,403) and R$310,864 in the Parent Company (2020: R$350,730).

All amounts in thousands of reais, except as otherwise stated

(f) Uninitiated lease arrangements

The Company has a lease agreement not initiated as of the reporting date, but that already has a contractual commitment. The present value of the commitments corresponds to R$1,8 billion.

15 Trade payables

	Note	Consolidated 2021	Consolidated 2020	Parent company 2021	Parent company 2020
Trade payables:					
Domestic market					
Third parties		1,505,841	1,077,679	1,535,380	1,061,812
Third parties (forfait)	(i)	487,806	239,512	487,806	239,512
Total Third parties		**1,993,647**	**1,317,191**	**2,023,186**	**1,301,324**
Related parties		208,287	97,900	230,387	115,994
Related parties (forfait)	(i)	40,148	546,044	40,148	546,044
Total Related parties	9	**248,435**	**643,944**	**270,535**	**662,038**
Foreign market	(ii)				
Third parties		9,962,736	8,023,032	395,957	399,666
Related parties	9			10,826,975	8,042,498
Present value adjustment - foreign market	(ii)	(40,088)	(30,619)	(32,343)	(37,223)
		12,164,730	**9,953,548**	**13,484,310**	**10,368,303**
Current liabilities		12,053,266	9,946,315	13,372,846	10,361,070
Non-current liabilities		111,464	7,233	111,464	7,233
Total		**12,164,730**	**9,953,548**	**13,484,310**	**10,368,303**

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained.

(ii) Considers R$4.7 billion (2020: R$4,7 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(iii) The rate for calculating the Present Value Adjustment ("PVA") applied to the external market payments with terms equal to or longer than 90 days is calculated based on the average rate for lengthening the term of trade payables.

All amounts in thousands of reais, except as otherwise stated

16 Borrowings

(a) Borrowings

		Annual financial charges (%)	Consolidated 2021	2020
Foreign currency				
Bonds	(i)	Note 16 (b)	30,322,998	34,963,651
Export prepayment	(ii)	US dollar exchange variation + quartely Libor + 1.75		521,469
Investments		Note 16 (c)	2,612,386	2,682,824
Other		Note 16 (d)	2,090,673	2,755,200
Transactions costs			(594,048)	(688,814)
			34,432,009	40,234,330
Current liabilities			1,284,483	1,206,084
Non-current liabilities			33,147,526	39,028,246
Total			34,432,009	40,234,330
Local currency				
Export credit notes	(ii)	100.00 of CDI + 0.70		402,739
Commercial notes	(ii)	100.00 of CDI + 0.85		545,171
BNDES		4.00		1,538
BNDES		IPCA + 6.04	435,778	490,963
FINEP/FINISA	(iii)	Interest between 3.50 and 4.00	2,605	26,154
BNB-FNE (Fundo Constitucional de Financiamentos do Nordeste)	(iv)	IPCA + interest between 2.39 and 2.78	4,616	5,639
Fundo de Desenvolvimento do Nordeste (FDNE)		6.50	22,259	27,196
Transactions costs			(7)	(1,607)
			465,251	1,497,793
Current liabilities			59,011	112,847
Non-current liabilities			406,240	1,384,946
Total			465,251	1,497,793
Foreign currency and local currency				
Current liabilities			1,343,494	1,318,931
Non-current liabilities			33,553,766	40,413,192
Total			34,897,260	41,732,123

	Parent company 2021	2020
Foreign currency		
Current liabilities	67,529	63,711
Non-current liabilities	2,438,333	2,841,306
	2,505,862	2,905,017
Local currency		
Current liabilities	56,246	110,018
Non-current liabilities	402,074	1,378,733
	458,320	1,488,751
Foreign currency and local currency		
Current liabilities	123,775	173,729
Non-current liabilities	2,840,407	4,220,039
Total	2,964,182	4,393,768

(i) Braskem has fully, unconditionally and irrevocably, guaranteed the bonds issued by Braskem Finance, Braskem America Finance and Braskem Holanda Finance. The guarantees are senior unsecured obligations of Braskem, ranking equal in right of payment with all of its other existing and future senior unsecured debt.

(ii) Prepayment in July 2021.

(iii) Borrowings were made by Braskem and the subsidiary DAC, which provided bank guarantee as collateral.

(iv) Borrowings were made by the subsidiaries Cetrel and DAC, with bank guarantee and fiduciary assignment of liquidity fund in reserve account as collaterals.

All amounts in thousands of reais, except as otherwise stated

The maturity profile of the long-term debentures is as follows:

	Consolidated 2021	2020
2022		2,086,460
2023	1,199,143	1,824,477
2024	3,965,917	5,653,432
2025	645,517	1,121,748
2026	622,032	580,062
2027	552,171	514,819
2028	7,081,301	6,986,264
2029	230,557	217,418
2030	8,535,493	7,951,181
2031	61,617	57,096
2032 and thereafter	10,660,018	13,420,235
Total	**33,553,766**	**40,413,192**

(b) Bonds

Issue date		Issue amount US$	Outstanding amount in US$: principal plus interests	Maturity	Interest (% per year)	Consolidated 2021	2020
Oct-2010 and Feb-2012	(i)	700.000		no maturity date	7.38		2,598,350
Jul-2011 and Jul-2012	(i)	750.000	590.792	Jul-2041	7.13	3,296,917	4,019,404
May-2012	(i)	500.000		May-2022	5.38		1,500,304
Feb-2014 and May-2014	(i)	750.000	612.444	Feb-2024	6.45	3,417,741	4,000,875
Oct-2017	(i)	500.000	106.436	Jan-2023	3.50	593,964	1,034,179
Oct-2017		1,250.000	1,199.760	Jan-2028	4.50	6,695,263	6,633,913
Nov-19		1,500.000	1,528.125	Jan-2030	4.50	8,527,701	7,941,207
Nov-19		750.000	768.359	Jan-2030	5.88	4,287,829	3,992,933
Jul-2020	(ii)	600.000	627.826	Jan-2081	8.50	3,503,583	3,242,486
Total		**7,300,000**	**5,433.742**			**30,322,998**	**34,963,651**

(i) Prepayments were made in 2021 in the total amount of US$1.3 billion (R$6.9 billion).
(ii) This note is classified as a financial liability. According to the specific methodology applied by some rating agencies to calculate leverage, and only for such purpose, 50% of this bond is classified as a hybrid equity instrument. It can be repaid by the Company at par value in the 5th, 10th and 20th years.

(c) Investments

Issue date		Issue amount US$	Outstanding amount in US$: principal plus interests	Maturity	Charges (% per year)	Consolidated 2021	2020
set-2017	(i)	135,000	82,876	mar-2027	Us dollar exchange variation + semianual Libor + 1.61	462,490	509,141
jul-2018	(ii)	205,956	169,859	dec-2028	Us dollar exchange variation + semianual Libor + 0.65	947,898	996,531
ago-2020	(iii)	225,000	215,393	feb-2031	Us dollar exchange variation + semianual Libor + 1.70	1,201,998	1,177,152
Total		**565,956**	**468,128**			**2,612,386**	**2,682,824**

(i) Financing contracted by the subsidiary Braskem Holanda Inc and secured by NEXI, the Japanese export credit agency, and guaranteed by Braskem.
(ii) Financing contracted by the subsidiary Braskem America and secured by Euler Hermes, the German export credit agency.
(iii) Financing contracted by the subsidiary Braskem Holanda Finance and secured by NEXI, the Japanese export credit agency, and guaranteed by Braskem.

All amounts in thousands of reais, except as otherwise stated

(d) Other

Issue date		Initial amount of the transaction US$	Outstanding amount in US$: principal plus interests	Maturity	Charges (% per year)	Consolidated 2021	Consolidated 2020
Nov-2018	(i)	295,125	206,819	Nov-2028	Us dollar exchange variation + semianual Libor + 0.90	1,154,146	1,228,285
Dec-2019	(i)	150,000	120,083	Dec-2029	Us dollar exchange variation + semianual Libor + 0.90	670,124	702,027
Apr-2019	(ii)	72,345	47,738	Apr-2026	Us dollar exchange variation + semianual Libor + 1.00	266,403	300,434
Jan-2020	(iii)	100,000		Jan-2025	Us dollar exchange variation + semianual Libor + 1.65		524,454
Total		**617,470**	**374,640**			**2,090,673**	**2,755,200**

(i) Credit facility contracted by the subsidiary Braskem Holanda Finance and Braskem Holanda Inc. secured by SACE, an Italian export credit agency, and guaranteed by Braskem.
(ii) Credit facility contracted by Braskem S.A. with a term of 7 years. To consummate this facility, certain assets of the Company's plants were pledged to the financial institution in amount higher than financing.
(iii) Prepayment in July 2021.

17 Braskem Idesa Financing

Identification	Principal amount US$	Outstanding amount in US$: principal plus interests	Maturity	Charges (% per year)		Consolidated 2021	Consolidated 2020
Project finance							
Project finance I	700,000		Feb-2027	Us dollar exchange variation + quarterly Libor + 3.25	(i)		2,444,515
Project finance II	210,000		Feb-2027	Us dollar exchange variation + 6.17	(i)		690,311
Project finance III	600,000		Feb-2029	Us dollar exchange variation + 4.33	(i)		2,145,326
Project finance IV	660,000		Feb-2029	Us dollar exchange variation + quarterly Libor + 3.88	(i)		2,419,920
Total under current liabilities	**2,170,000**						**7,700,072**
Bond							
Bond I	900,000	914,696	nov-2029	Us dollar exchange variation + 7.45		5,104,463	4,729,587
Bond II	1,200,000	1,224,766	feb-2032	Us dollar exchange variation + 6.99	(ii)	6,834,805	
	2,100,000	**2,139,462**				**11,939,268**	**4,729,587**
Outros	**150,000**	**152,291**	out-2026	Us dollar exchange variation + quarterly Libor + 4.00	(ii)	**849,859**	
Transactions costs						(477,592)	(370,421)
Total						**12,311,535**	**12,059,238**
Current liabilities						86,765	7,660,128
Non-current liabilities						12,224,770	4,399,110
Total						**12,311,535**	**12,059,238**

(i) Prepayment in October 2021.
(ii) Funding operation carried out in October 2021.

In line with the Company's Financial Policy, the investment in the petrochemical complex of the subsidiary Braskem Idesa was financed under a Project Finance model, under which the construction loan is paid exclusively using the cash generated by the entity itself and the shareholders provide limited guarantees. This financing included the guarantees typical to Project Finance transactions, such as assets, receivables, cash generation and other rights of Braskem Idesa, debt service reserve account and contingent equity. At the close of December 2020, such guarantees corresponded to US$194 million (R$1 billion) and US$208 million (R$1.1 billion), respectively. The financing also contained various other covenants typical to contracts of this kind.

All amounts in thousands of reais, except as otherwise stated

On October 20, 2021, the liability was fully settled using the proceeds from the following operations:

- Issue of US$1.2 billion (R$6.7 billion) in sustainability-linked bonds. The bonds due in 10 years have an interest rate of 7% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met. The Company gave as collateral assets from its property, plant and equipment in the same amount of the bond;

- Credit facility in the amount of US$150 million (R$834 million) due in October 2026, at Libor plus 4% p.a.

On December 31, 2020, certain non-monetary covenants established in the contracts remained unfulfilled. For such reason, the installments due in the long term, in the aggregate amount of R$6,538,646, were reclassified to current liabilities, in accordance with CPC (R1)/IAS1.

The following table summarizes the long-term maturities of these financings as of December 31, 2021:

		Consolidated
	2021	2020
2023	67,649	
2024	68,694	
2025	69,530	
2026	408,445	
2029	4,900,399	4,399,110
2032	6,710,053	
Total	**12,224,770**	**4,399,110**

18 Debentures

						Consolidated
Issue date	Issuer	Series	Maturity	Annual financial charges (%)	2021	2020
Mar-2013	DAC	Single	Mar-2025	IPCA + 6%	150,013	177,009
Sep-2013	Cetrel	Single	Sep-2025	126.5% of CDI	46,905	59,106
					196,918	**236,115**
Current liabilities					59,088	54,436
Non-current liabilities					137,830	181,679
Total					**196,918**	**236,115**

The maturity profile of the long-term debentures is as follow:

		Consolidated
	2021	2020
2022		53,406
2023	57,045	53,417
2024	57,096	53,443
2025	23,689	21,413
Total	**137,830**	**181,679**

The issuers entered into agreements for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the three months of the installments coming due, under the terms of the instruments of assignment.

All amounts in thousands of reais, except as otherwise stated

19 Reconciliation of borrowing activities in the statement of cash flow

							Consolidated
							Current and non-current
	Borrowings, debentures and Braskem Idesa financing						
	Borrowings	Debentures	Total borrowings and debentures	Braskem Idesa financing	Loan to non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balance at December 31, 2020	**41,732,123**	**236,115**	**41,968,238**	**12,059,238**	**3,222,493**	**3,207,886**	**5,456**
Issuance	16,308		16,308	7,271,658			
Payments	(9,374,653)	(39,256)	(9,413,909)	(7,995,045)	(9,545)	(841,706)	(5,993,265)
Cash used in financing activities	**(9,358,345)**	**(39,256)**	**(9,397,601)**	**(723,387)**	**(9,545)**	**(841,706)**	**(5,993,265)**
Other changes							
Interest paid	(2,001,552)	(29,033)	(2,030,585)	(649,945)	(4,679)	(198,225)	
Interest and monetary and exchange variations, net	2,626,770	29,092	2,655,862	1,055,347	243,673	206,375	
VAT on loan					42,457		
Acquired						746,573	
Disposal						(50,473)	
Currency translation adjustments	1,898,264		1,898,264	570,282	152,139	85,984	
Prepaid dividends approved in the boar meeting							6,000,000
Prescribed dividends							(1,653)
	2,523,482	**59**	**2,523,541**	**975,684**	**433,590**	**790,234**	**5,998,347**
Balance at December 31, 2021	**34,897,260**	**196,918**	**35,094,178**	**12,311,535**	**3,646,538**	**3,156,414**	**10,538**
Current liabilities	1,343,494	59,088	1,402,582	86,765		675,366	10,538
Non-current liabilities	33,553,766	137,830	33,691,596	12,224,770	3,646,538	2,481,048	
	34,897,260	**196,918**	**35,094,178**	**12,311,535**	**3,646,538**	**3,156,414**	**10,538**

20 Financial instruments

20.1 Initial recognition and measurement

Trade receivables and bonds issued are initially recognized on the date on which they were originated. All other financial assets and liabilities are initially recognized when the Company becomes a party to the instrument's contractual provisions.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value, plus or minus, for an item not measured at fair value through profit or loss ("FVTPL"), the transactions costs are directly attributable to their acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(a) Classification, subsequent measurement and gains and losses

Financial Assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income ("FVOCI") or FVTPL.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

(i) It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

(ii) Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset can also be measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

(i) It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

(ii) Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets (see Note 20.5).

Financial assets at FVTPL are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. Net gains and losses, including any interest or dividend income, are recognized in profit or loss, except when the financial asset is designated as a hedge instrument (see Note 20.2).

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method and, if applicable, reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets at FVOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and, when applicable, impairment loss are recognized in profit or loss. Other net gains and losses are recognized in "Other Comprehensive Income". On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Financial liabilities

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is a derivative.

Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss, except when the financial asset is designated as a hedge instrument (see Note 20.2). Any gain or loss on derecognition is also recognized in profit or loss.

(b) Derecognition of financial instruments

Financial Asset

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or when the Company transfers the rights to receive the contractual cash flows in a transaction in which either:

(i) substantially all of the risks and rewards of ownership of the financial asset are transferred; or

(ii) the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

When the Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets, the financial assets are not derecognized.

Financial Liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Interest rate reform

When the base for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changes as a result of interest rate reform, the Company updates the effective interest rate of the financial asset or financial liability to reflect the change required by the reform.

A change in the base for determining the contractual cash flows is required by the interest rate benchmark reform if the following conditions are met: (i) the change is necessary as a direct consequence of the reform; and (ii) the new base for determining contractual cash flows is economically equivalent to the previous base – i.e., the base immediately prior to the change.

When changes were made in a financial asset or financial liability in addition to changes in the base for determining the contractual cash flows required by the interest rate benchmark reform, the Company updates first the effective interest rate of the financial asset or financial liability to reflect the change required by the interest rate benchmark reform. Then the Company applies the accounting policies for changes from the additional modifications.

(c) Offsetting

Financial assets or financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

20.2 Derivative financial instruments and hedge accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

The Company designates certain derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates and interest rates.

At inception of designated hedging relationships, the Company documents the risk management objective and strategy for undertaking the hedge. The Company also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.

Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and presented in the hedge reserve account. The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedge no longer meets the criteria for hedge accounting, or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in hedge reserve remains recognized in OCI until the expected future cash flows affect the profit or loss.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in OCI are immediately reclassified to profit or loss.

20.3 Fair Value

(a) Fair value measurement

Fair value is the price to be received in the sale of an asset or paid for the transfer of a liability in a transaction not forced between market players on the measurement date, in the main market or, in the case of a lack of one, the most advantageous market in which the Company has access on said date.

The Company recognizes derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services such as Bloomberg and Reuters. Nevertheless, the volatility of the foreign exchange and interest rate markets in Brazil has been resulting in significant changes in future rates and interest rates over short periods of time, leading to significant changes in the fair value of derivatives and other financial instruments.

The fair values of non-derivative quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Management.

The following methods and assumptions were used to estimate the fair value:

(i) Financial assets classified as VFTPL or FVOCI are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii) Trade accounts receivable and trade payables, mostly classified as amortized cost, corresponds to their respective carrying amounts due to the short-term maturity of these instruments. When purchase or sale prices include material financial charges, the securities are adjusted to their present value.

(iii) The fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Company in similar financial instruments.

(iv) The fair value of bonds is based on prices negotiated in financial markets, plus the respective carrying amount of interests.

The fair values of the remaining assets and liabilities correspond to their carrying amount. The assessment model for liabilities (Note 20.4) considers the present value of expected payments, discounted by a discount rate adjusted to the risk.

All amounts in thousands of reais, except as otherwise stated

(b) Fair value hierarchy

Level 1: fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2: fair value obtained from financial models using directly observable market data, such as discounted cash flow, when the instrument is a forward purchase/sale or a swap contract, or such as the Black-Scholes model, when the instrument has the characteristics of an option. To measure the credit risk of the parties involved in derivative instruments, the Company uses Credit Valuation Adjustment ("CVA") or Debt Valuation Adjustment ("DVA") models, applied flow by flow on the mark-to-market value of each instrument. The Company adopts the ratings of the other parties for positive flows and its own rating for negative flows, both available in the market and disclosed by renowned rating agencies, as a necessary assumption to define the probability of default.

20.4 Non-derivative financial instruments and other liabilities: consolidated

	Note	Classification by category	Fair value hierarchy	Book value 2021	Book value 2020	Fair value 2021	Fair value 2020
Cash and cash equivalents	5						
Cash and banks		Amortized cost		5,050,822	1,946,963	5,050,822	1,946,963
Financial investments		Fair value through profit or loss	Level 2	3,629,864	11,915,889	3,629,864	11,915,889
				8,680,686	**13,862,852**	**8,680,686**	**13,862,852**
Financial investments	6						
LFT's and LF's		Fair value through profit or loss	Level 2	2,337,171	2,163,042	2,337,171	2,163,042
Time deposit investments		Amortized cost		106,271	53,941	106,271	53,941
Other		Fair value through profit or loss	Level 2	1,066,113	1,425,808	1,066,113	1,425,808
				3,509,555	**3,642,791**	**3,509,555**	**3,642,791**
Trade accounts receivable	7	Amortized cost		**7,118,452**	**4,677,092**	**7,118,452**	**4,677,092**
Trade accounts receivable	7	Fair value through other comprehensive income	Level 2	**48,508**	**78,116**	**48,508**	**78,116**
Trade payables	15	Amortized cost		**12,164,730**	**9,953,548**	**12,164,730**	**9,953,548**
Borrowings	16	Amortized cost					
Foreign currency - Bond			Level 1	30,322,998	34,963,651	33,690,876	37,155,060
Foreign currency - other borrowings			Level 2	4,703,059	5,959,493	4,696,970	6,371,070
Local currency			Level 2	465,258	1,499,400	451,899	2,591,920
				35,491,315	**42,422,544**	**38,839,745**	**46,118,050**
Braskem Idesa borrowings	17	Amortized cost					
Project Finance			Level 2		7,700,072		11,486,114
Bonds			Level 1	11,939,268	4,729,587	12,197,524	4,411,259
Others			Level 2	849,859		931,141	
				12,789,127	**12,429,659**	**13,128,665**	**15,897,373**
Debentures	18	Amortized cost	Level 2	**196,918**	**236,115**	**195,570**	**248,778**
Loan ton non-controlling shareholder of Braskem Idesa	9(a)	Amortized cost		**3,646,538**	**3,222,493**	**3,646,538**	**3,222,493**
Leniency agreement	25	Amortized cost		**1,123,296**	**1,474,350**	**1,123,296**	**1,474,350**

All amounts in thousands of reais, except as otherwise stated

20.5 Derivative financial instruments

Identification	Fair value hierarchy	Operation characteristics: Principal exposure	Derivatives	Accumulated OCI (equity): Extrinsic value	Intrinsic value	Fair value	Net (Asset)/ Liability 2019	Change in fair value	Financial settlement	Net (Asset)/ Liability 2020
Non-hedge accounting transactions										
Exchange swap	Level 2	Argentine peso	Dollar				(3)	58	(52)	3
NCE swap	Level 2	Real	Dollar				145,144	48,726	(193,870)	
Swap C3/PGP	Level 2	Propane	Propene				63,901	202,002	(251,604)	14,299
Swap Nafta/Gasolina	Level 2	Gasoline	Naphtha				7,046	13,315	(37,208)	(16,847)
							216,088	264,101	(482,734)	(2,545)
Hedge accounting transactions										
Dollar call and put options	Level 2	Real	Dollar	(20,223)	(64,993)	(85,216)	144,801	143,336	(202,921)	85,216
Interest rate swaps	Level 2	Libor	Fixed rates				155,775	(52,164)	(103,611)	
Dollar swap CDI	Level 2	Real	Dollar+Fixed rates			(502,508)	566,640	87,555	(151,687)	502,508
				(20,223)	(64,993)	(587,724)	867,216	178,727	(458,219)	587,724
Derivatives										
Assets										
Current assets							33,769			33,816
Non-current assets							34,091			51
Total							67,860			33,867
Liabilities										
Current liabilities							592,251			256,131
Non-current liabilities							558,913			362,915
Total							1,151,164			619,046
Total (Liabilities (-)assets)							1,083,304			585,179

The counterparties in these contracts are constantly monitored based on the analysis of their respective ratings and Credit Default Swaps ("CDS"). The Company has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guaranteed margin from the counterparties it deems convenient.

Derivative financial instruments held at December 31, 2021 were contracted on both internationally recognized stock exchanges and on Over the Counter ("OTC") markets with large financial counterparties under global derivative contracts in Brazil or abroad.

The Company's Financial Policy provides for the active management and continued protection against undesired fluctuations in currencies and rates arising from its operations and financial items, with the possibility of contracting derivative instruments (swaps, NDFs, options, etc.). The other market risks are addressed on a case-by-case basis for each transaction. In general, the Company assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge and keeps it in place for the hedged period transaction.

In general, the Company elects to designate derivative financial instruments in a hedge accounting relationship when the application is expected to significantly improve in presenting the offsetting effect on the changes in the hedged items.

All amounts in thousands of reais, except as otherwise stated

Hedge accounting transactions

(a.i) Dollar call and put option

On December 31, 2021, the Company holds a total notional amount of put options of R$1.73 billion, with an average strike price of US$1/R$4.80 and notional amount of call options of R$1.21 billion, with an average strike price of US$/R$6.88. The operations have a maximum term of 24 months.

Dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, recognized in the other comprehensive income.

(a.ii) Dollar Swap

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.27 billion, with annual maturities over the following 5 years starting January 2019. The amount payable in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian R$/US$ price.

Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in OCI and will be recognized in the financial result only upon the maturity of each installment.

(a.iii) Interest rate swap linked to Libor

Braskem Idesa contracted swap operations with the purpose of offsetting part of the Libor variation arising from the financings mentioned in Note 17.

The Company prepaid the Project Finance (Note 17) and consequently settled the LIBOR swap linked to it, with an impact of R$103.6 million, in accordance with the mark-to-market adjustment on September 30, 2021.

20.6 Non-derivative financial liabilities designated to hedge accounting

(a) Future exports in U.S. dollars

The Company designated non-derivate financial liabilities in foreign currency to hedge the future cash flows generated by its exports. This decision was based on two important concepts and judgments: (i)) the high probability of performing exports according to its business plan, (see Note 22.2), which are inherent to the market and business where it operates, and (ii) the Company's capacity to finance its liabilities in U.S. dollar, since its guidance and strategy determine the financing priority in U.S. dollar and its Financial Policy requires maintaining a minimum level of net liabilities in U.S. dollar.

On May 1, 2013, Braskem designated non-derivative financial liabilities, denominated in U.S. dollars, as a hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports is offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results. The exchange rate on the date of the designation was US$1/ R$2.0017.

On October 10, 2017, new financial instruments for the future sales hedging, which mature in 2028, were designated. The hedged exchange rate was US$1/R$3.1688.

All amounts in thousands of reais, except as otherwise stated

In 2019, three new designations were made, as follows: with maturity in 2025, at an initial rate of US$1/R$3.6694; with maturity in 2025, at an initial rate of US$1: R$3.9650; and with maturity between 2030 and 2031, at an initial rate of US$1/R$3.9786.

The main actions carried out are detailed below:

• January 2, 2020: Designation of US$600 million of future sales with maturity in 2032 (hedged exchange rate of US$1/R$4.0213);

• March 31, 2020: Discontinuation of hedge accounting of U$$362 million of flows in 2020 (discontinuation rate of US$1/R$5.1987).

• March 1, 2021: Designation of US$400 million of future sales with maturity in 2025 (hedged exchange rate of US$1/R$5.5832);

• October 31, 2021: Discontinuation of hedge accounting of US$400 million of flows in 2024 (hedged exchange rate of US$1/R$5.6430).

On December 31, 2021, the exports that were designated not yet realized and not discontinued are shown below:

	Total nominal value US$
2024	288,854
2025	800,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	4,738,854

The following table shows the changes in financial instruments designated for this hedge in the year:

US$

	2020	Hedge discontinued (*)	Realizated discontinued hedge	Designations	2021
Designated balance	5,274,854	(1,316,000)	380,000	400,000	4,738,854

(*) Of this amount, US$600,000 refers to hedges that were discontinued and US$716,000 that were realized in 2021.

The Company considers these exports in the selected period (2022/2032) as highly probable, based on the following factors:

• In recent years, Braskem exported an average US$2.4 billion per year, which represents around 3 to 4 times the annual exports of the hedged exports.

• Hedged exports represent between 20% and 30% of the export flows planned by the Company.

• The exports of the Company are not sporadic or occasional but constitute an integral part of its strategy and of the petrochemical business, in which competition is global. Several of the products produced by the company are primarily and recurrently intended for export.

All amounts in thousands of reais, except as otherwise stated

On December 31, 2021, the maturities of financial liabilities designated, within the scope of the consolidated statement of financial position, were as follows:

	Total nominal value US$
2024	288,854
2025	800,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	4,738,854

The following table provides the balance of discontinued hedge accounting in the year ended December 31, 2021 (US$1,837,372), which is recorded in Braskem's other comprehensive income and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
Hedge descontinued - From third to fourth quarter 2022	719,000	2.0017	3.9786	1,421,391
Hedge descontinued - From first to fourth quarter 2023	718,372	2.0017	4.2698	1,629,321
Hedge descontinued - From first to third quarter 2024	400,000	2.0017	5.6430	1,456,520
	1,837,372			4,507,232

Hedge instruments were contracted with subsidiaries abroad observing the existence of guarantees arising from their operations with third parties, using non-derivative financial liabilities in which the foreign subsidiary acted as an intermediary of the Parent Company in the operations were selected, which effectively maintained the essence of the transactions. Trade payables, especially naphtha, were also considered in the transaction.

To ensure the continuity of the hedging relationship, the Company plans to refinance and/or replace these hedge instruments to adjust them to the schedule and value of the hedged exports. The rollover or replacement of the hedge instrument are provided for in CPC48/IFRS 9. This explains the fact that liabilities designated for hedge are not necessarily equivalent to the exports designated in the year.

The following table provides the balances of exchange variation recognized in the Company's net financial income (expenses) due to the realization of exports designated, for this hedge in the fiscal year ended December 31, 2021:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
First quarter	150,000	2.0017	5.3747	505,946
Second quarter	186,000	2.0017	5.4739	645,837
Third quarter	180,000	2.0017	3.9786	355,842
Fourth quarter	200,000	2.0017	3.9786	395,380
	716,000			1,903,005

All amounts in thousands of reais, except as otherwise stated

The changes in foreign exchange variation and Income Tax and Social Contribution under other comprehensive income of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
At December 31, 2020	**(13,095,288)**	**4,452,397**	**(8,642,891)**
Exchange variation recorded in the period on OCI / IR and CSL	(1,910,274)	649,493	(1,260,781)
Exchange variation transferred to profit or loss / IR and CSL	1,903,004	(647,021)	1,255,983
At December 31, 2021	**(13,102,558)**	**4,454,869**	**(8,647,689)**

The realizations expected for 2022 will occur in conformity with the initial designation schedule, and the exchange variation recorded in other comprehensive income will be transferred to the financial results.

In 2022, realizations will be made at the discounted cash flow rates. The quarterly schedule of hedged exports in the following quarters of 2022 follows:

	Total nominal value US$
First quarter	175,000
Second quarter	208,000
Third quarter	186,000
Fourth quarter	150,000
	719,000

(b) Liabilities related to the Project Finance of future sales in U.S. dollar

On October 1, 2014, the subsidiary Braskem Idesa designated its liabilities in the amount of R$2,878,936 related to Project Finance, denominated in U.S. dollar, as hedge instruments to protect highly probable future sales flows. Due to the disbursements by the project's lenders in 2015, Braskem Idesa designated new amounts in April and September 2015, of US$290,545 and US$23,608, respectively, for hedge accounting.

Therefore, the impact of exchange variation on future flows of sales in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

The Management of Braskem Idesa believes these future sales are highly probable, based on the following:

- In Mexico, domestic sales can be made in U.S. dollar. In 2016, Braskem Idesa began to operate and sell products, including sales in U.S. dollar in the domestic and international markets.

- The hedged flow corresponds to less than 35% of the planned revenue flow of the project over the designated period. The current amount of sales already meets the volume of designated hedge, which confirms the highly probable nature of the designated cash flow.

- The financing was obtained through a Project Finance structure and will be repaid exclusively through the cash generation of the project (Note 17). Therefore, the existence of the debit is directly associated with the highly probable nature of the future sales in U.S. dollar.

All amounts in thousands of reais, except as otherwise stated

In October 2021, the subsidiary Braskem Idesa designated US$1,350,000 in future sales due to the issue of sustainability-linked bonds (Note 17) denominated in US$.

As of December 31, 2021, designated and unrealized sales were as follows:

	Nominal value US$
2023	22,500
2024	22,500
2025	22,500
2026	82,500
2030	225,000
2031	225,000
2032	525,000
2033	525,000
2034	300,000
2035	300,000
	2,250,000

As a result of the prepayment of the Project Finance (Note 17), all cash flows designated and not yet realized will be discontinued. The balance under other comprehensive income will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales.

The following table shows the changes in financial instruments designated for this hedge in the year:

					US$
	2020	Hedge descontinuado ou realizado	*Realização de hedge* descontinuado	Novas designações	2021
Saldo designado	2,371,443	(1,622,270)	150,827	1,350,000	2,250,000

On December 31, 2020, the designated financial liabilities to hedge future sales were distributed as follows:

	Nominal value US$
2023	22,500
2024	22,500
2025	22,500
2026	82,500
2030	225,000
2031	225,000
2032	525,000
2033	525,000
2034	300,000
2035	300,000
	2,250,000

All amounts in thousands of reais, except as otherwise stated

The following table provides the amounts of hedge accounting discontinued in the 12-month period ended December 31, 2021 (US$1,920,920), recorded in Braskem Idesa's other comprehensive income, which will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
Hedge discontinued in May 16, 2016	9,917	13.4541	17.9915	44,997	12,284
Hedge discontinued in December 2, 2019	622,965	13.6665	19.6113	3,703,429	1,011,036
Hedge discontinued in December 10, 2019	24,839	13.4541	19.3247	145,821	39,809
Hedge discontinued in February 18,2020	0.703	13.4541	18.5712	3,598	982
Hedge discontinued in October 20,2021	1,262,496	13.6576	20.3587	8,460,057	2,309,596
	1,920,920			**12,357,902**	**3,373,707**

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated and discontinued for this hedge in the 12-month period ended December 31, 2021:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
First quarter	69,855	13.6534	19.9798	441,931	117,985
Second quarter	75,848	13.6515	20.5309	521,789	125,812
Third quarter	77,094	13.6518	19.8298	476,287	124,636
Fourth quarter	80,594	13.6512	20.1269	521,903	138,796
	303,391			**1,961,910**	**507,229**

The changes in foreign exchange variation and Income Tax and Social Contribution under other comprehensive income are as follows:

	Exchange variation	IR	Net effect
At December 31, 2020	**(2,534,135)**	**760,979**	**(1,773,156)**
Exchange variation recorded in the period on OCI / IR	(204,604)	61,381	(143,223)
Exchange variation transferred to profit or loss / IR	507,228	(152,168)	355,060
At December 31, 2021	**(2,231,511)**	**670,192**	**(1,561,319)**

Effectiveness tests were conducted and all operations were deemed effective in reducing the dispersion of revenue from sales designated for hedge, when evaluated in Mexican Pesos.

All amounts in thousands of reais, except as otherwise stated

The realizations expected for 2022 will occur in accordance with the initial designation schedule, and the exchange variation recorded in other comprehensive income will be transferred to the financial results. Below is the quarterly schedule of hedged sales in U.S. dollars in 2022:

	Nominal value US$
First quarter	29,136
Second quarter	72,612
Third quarter	72,612
Fourth quarter	78,844
	253,204

20.7 Credit quality of financial assets

(a) Trade accounts receivable

The Company's clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating methodology for all accounts receivable from clients in Brazil and abroad.

Considering the stages 1, 2 and 3 of expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

		(%)	
		Dec/2021	Dec/2020
Minimal Risk		65.39	67.53
Low Risk		26.65	20.08
Medium Risk		6.02	10.43
High Risk		1.54	1.10
Very High Risk	(i)	0.40	0.86

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from the Company and pay in advance.

The calculation below considers the accounts receivable figure overdue more than 30 days, divided by consolidated gross revenue in the last 12 months.

	Last 12 months	
	Domestic market	Export market
December 31, 2021	0.01%	0.08%
December 31, 2020	0.05%	0.14%

All amounts in thousands of reais, except as otherwise stated

For the export market, around 80% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, around 23% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

(b) Cash and cash equivalents and financial investments

In order to determine the credit ratings of counterparties classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its Financial Policy.

		2021	2020
Financial assets with risk assessment			
AAA		6,858,500	13,639,273
AA+		107,444	412,612
AA		816,408	735,755
AA-		73,888	199,405
A+		2,919,276	1,336,334
A		107,057	53,941
A-		236,969	91,487
BBB+		894	982,225
BBB		1,026,232	49
BBB-		554	
BB+		50	
BB		1,479	
		12,148,751	17,451,081
Financial assets without risk assessment			
Quotas of investment funds in credit rights		1,721	
Other financial assets with no risk assessment	(i)	39,769	54,562
		41,490	54,562
Total		**12,190,241**	**17,505,643**

(i) Investments approved by the Management, in accordance with the Financial Policy.

All amounts in thousands of reais, except as otherwise stated

20.8 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On December 31, 2021, the main risks that can affect the value of Company's financial instruments are:

- U.S. dollar/Brazilian Real exchange rate;
- Libor floating interest rate;
- IPCA inflation rate;
- Selic interest rate; and
- CDI interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the impact on mark-to-market adjustment that could result in one month as from December 31, 2021, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$23,657 for put options and call options (Note 20.5(a.i)) and US$23,114 for the U.S. dollar swap (Note 20.5(a.ii)).

(c) Selection of scenarios

The Focus Market Readout published by the Central Bank of Brazil ("BACEN") was used to create the probable scenario for the US$-R$ exchange rate, the Selic interest rate and the CDI interest rate as at December 31, 2021.

According to the Market Readout, at the end of 2022, US$1 will remain at approximately R$5.60, while the Selic rate should reach 11.50% p.a. at the end of the period. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout survey does not include consensus forecasts for the Libor rate, the projection of the U.S. Federal Reserve for the Federal Funds rate at the end of the year was used, published in December 2021, in comparison with the current level of the Federal Funds rate on December 31, 2021. The forecasts point to the current level of the Federal Funds rate remaining unchanged, which means that the variation in the probable scenario for LIBOR in the sensitivity analysis is null for all financial instruments indexed to LIBOR.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

Effects of COVID-19

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date December 31, 2021. Given the instability in the current economic scenario caused by the COVID-19 pandemic, interest rates and foreign exchange rates are affected daily. The Company's gains and losses in these probable stress scenarios are analyzed by increasing each variable according to the aforementioned.

All amounts in thousands of reais, except as otherwise stated

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

		Additional variations to the book value		
				Gain (losses)
Instrument / Sensitivity	Exposure value as December 31, 2021	Probable 1US$ = R$5,60	Reasonably possible 1US$ = R$6,32	Possible 1US$ = R$7,81
Real/US$ exchange rate				
Bonds	(42,262,266)	(147,677)	(5,622,868)	(16,868,605)
Export prepayments	(46,249)	(162)	(6,153)	(18,460)
Financings for investiments in plants	(2,445,937)	(8,547)	(325,425)	(976,274)
SACE	(1,824,276)	(6,375)	(242,714)	(728,143)
Dollar call and put options (i)	(85,217)	(7,729)	(252,319)	(1,458,259)
Dollar swap x CDI	(502,508)	(8,388)	(212,589)	(632,005)
MONFORTE	(266,403)	(931)	(35,444)	(106,332)
Nexi	(120,200)	(420)	(15,992)	(47,977)
Other	(849,859)	(2,970)	(113,071)	(339,214)
Financial investments abroad	5,936,290	20,743	789,806	2,369,417

				Gain (losses)
Instrument / Sensitivity	Exposure value as December 31, 2021	Probable 1,42%	Reasonably possible 0,3%	Possible 0,47%
Libor floating interest rate				
Export prepayments	(46,249)	(19,280)	(1,373)	(4,118)
Nexi	(120,200)	(96,406)	(6,864)	(20,591)
SACE	(1,824,276)	(1,146,782)	(81,646)	(244,939)
MONFORTE	(266,403)	(86,426)	(6,153)	(18,460)
Financings for investiments in plants	(2,445,937)	(1,448,186)	(103,105)	(309,316)
Other	(849,859)	(289,804)	(20,633)	(61,899)

				Gain (losses)
Instrument / Sensitivity	Exposure value as December 31, 2021	Probable 11,5%	Reasonably possible 11,88%	Possible 17,15%
CDI interest rate				
Debentures	(47,109)	(3,833)	(4,508)	(14,472)
Financial investments in Brazil	4,480,620	95,609	111,898	335,975

				Gain (losses)
Instrument / Sensitivity	Exposure value as December 31, 2021	Probable 5,03%	Reasonably possible 11,51%	Possible 14,4%
IPCA interest rate				
Debêntures	(150,352)	24,477	(7,509)	(23,180)
BNDES	(435,778)	241,788	(87,535)	(291,961)
BNB/ FINEP/ FUNDES/FINISA/FINAME/FNE	(4,616)	830	(260)	(809)

				Gain (losses)
Instrument / Sensitivity	Exposure value as December 31, 2021	Probable 11,5%	Reasonably possible 11,88%	Possible 17,15%
Selic interest rate				
Leniency agreement	(1,085,468)	(36,697)	(42,993)	(130,903)
Dollar swap x CDI	(502,508)	16,752	20,802	77,279

(i) The Company is in the short position of a possible counterparty call.

All amounts in thousands of reais, except as otherwise stated

21 Taxes payable

		Consolidated		Parent company
	2021	2020	2021	2020
Brazil				
IPI	131,290	125,338	131,290	125,338
ICMS	485,302	403,422	483,916	400,517
PIS and COFINS	33,516	284,944	31,141	282,464
Other	46,117	43,560	43,595	41,982
Other countries				
Value-added tax	229,571	16,027		
Tax on financial income	346,817			
Other		80,768		
Total	**1,272,613**	**954,059**	**689,942**	**850,301**
Current liabilities	1,012,116	952,689	689,942	848,931
Non-current liabilities	260,497	1,370		1,370
Total	**1,272,613**	**954,059**	**689,942**	**850,301**

22 Income tax ("IR") and social contribution ("CSL")

Expenses with IR and CSL comprise current and deferred income tax and social contribution. Current tax and deferred tax are recognized in profit or loss unless they are related to items directly recognized in equity or in other comprehensive income.

22.1 Current income tax and social contribution

Expenses with current taxes refer to tax payable or receivable estimated on the taxable income or loss for the year and any prior-year adjustment to taxes payable. The amount of current taxes payable or receivable is recognized in the statement of financial position as a tax asset or liability based on the best estimate of the expected amount of taxes to be paid or received that reflects the uncertainties related to its calculation, if any. Taxes are measured based on the rates in effect on the reporting date. Current tax assets and liabilities are offset only if certain criteria are met.

As of December 31, 2021, the amount presented as recoverable income taxes under current assets is R$1,189,812 (2020: R$1,547,916). Out of this total, R$984.4 million (2020: R$982 million) is tax recoverable recorded at the subsidiary Braskem America arising from the tax program offered by the U.S. government to aid and support U.S. companies in response to the economic impacts of COVID-19.

(a) Exemption of IR/CSL on inflation adjustment by Selic of undue tax payments

In July 2010, Braskem and the merged companies in previous years, filed lawsuits claiming exemption from the levying of IR/CSL on amounts they received as interest on late payment, since they do not represent any equity increase. On September 24, 2021, through Special Appeal 1.063.187, the Federal Supreme Court ("STF") declared the levy of IR/CSL on amounts updated by the Selic rate received for repetition of undue payments unconstitutional.

Braskem benefited from this decision in the amount of R$501 million referring to calendar years from 2005 onwards. Deferred tax assets amounting to R$68 million were recognized for the periods in which tax losses increased.

All amounts in thousands of reais, except as otherwise stated

(b) Exemption of IR/CSL on ICMS tax incentives and benefits

In October 2021, the Company obtained a preliminary injunction to exclude the ICMS tax incentives and benefits applicable to its operations, granted by the governments of States and the Federal District, from the income tax calculation base as from 2021, which will result in a reduction of cash outlays in 2021 of R$1.1 billion.

This decision is grounded in the argument defended by the Company that incentives and benefits are investment subsidies, in accordance with article 30 of Federal Law 12.973/2014 and Complementary Law 160/2017, and consequently are not taxable for income tax purposes. The matter will be evaluated as the lawsuit advances, becoming definitive after a final and non-appealable decision.

Given the initial phase of the lawsuit and the diversity of incentives and benefits granted by the States, based on its assessment and that of its external legal advisors, the Company considers the issue an uncertain tax treatment; therefore, the amount of R$1.1 billion remains recorded as taxes payable.

(c) Reconciliation of effective tax rate

		Consolidated		Parent company	
		2021	2020	2021	2020
Profit (loss) before IR and CSL		**17,961,023**	**(9,683,784)**	**15,962,090**	**(9,105,969)**
IR and CSL at the rate of 34%		(6,106,748)	3,292,487	(5,427,111)	3,096,029
Permanent adjustments to the IR and CSL calculation basis					
IR and CSL on equity in results of investees		1,578	6,595	2,862,693	1,037,909
Thin capitalization	(i)	(6,628)	(695,741)	(6,628)	(695,741)
Tax benefit (Sudene and PAT)		137,338		137,338	
Effect of the refund of Braskem America´s tax benefit	(ii)		(737,841)		(737,841)
Effect from the retrospective tax rate on bonus depreciation of Braskem America			334,460		
Difference of rate applicable to each country	(iii)	1,980,358	994,811		
Taxes on dividends distribution		(265,454)	(131,240)		
Non-incidence of IRPJ/CSL on SELIC update of tax indebits refer note	22.1(a)	501,382		501,382	
Other permanent adjustments		(241,229)	(395,053)	(44,818)	(286,107)
Effect of IR and CSL on results of operations		**(3,999,403)**	**2,668,478**	**(1,977,144)**	**2,414,249**
Breakdown of IR and CSL:					
Current IR and CSL expense					
Current year		(3,834,437)	(52,830)	(1,890,256)	(741,179)
		(3,834,437)	**(52,830)**	**(1,890,256)**	**(741,179)**
Deferred IR and CSL expense					
Origination and reversal of temporary differences		(246,294)	2,677,328	(86,888)	3,111,448
Tax losses (IR) and negative base (CSL)		81,328			
Recognition of previously unrecognised deductible temporary differences			43,980		43,980
		(164,966)	**2,721,308**	**(86,888)**	**3,155,428**
Total		**(3,999,403)**	**2,668,478**	**(1,977,144)**	**2,414,249**
Effective rate		**22.3%**	**27.6%**	**12.4%**	**26.5%**

(i) Includes the amount from the adjustment of interest rates in financial operations with subsidiaries in accordance with sub-capitalization tax rules.

(ii) Considering Universal Basis Taxation ("TBU"), the tax refund provided by U.S. Government affects the tax calculation of Braskem arising from the offsetting of Income Tax and Social Contribution Tax (IR/CSL) in the years of use of the bonus depreciation benefit.

All amounts in thousands of reais, except as otherwise stated

(iii) Includes the impact from the difference between IR/CSL tax rate in Brazil (34%) used for the preparation of this note and the tax rates in countries where the subsidiaries abroad are located, as follows:

	Headquarters (Country)	Official rate - % 2021
Braskem Alemanha	Germany	31.11
Braskem America e Braskem America Finance	USA	24.09
Braskem Argentina	Argentina	25.00
Braskem Chile	Chile	35.00
Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc	Netherlands	25.00
Braskem Idesa, Braskem Idesa Serviços, Braskem México Braskem México Serviços and Braskem México Proyectos	Mexico	30.00
Braskem India	India	30.00

22.2 Deferred income tax and social contribution

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for the Parent Company and its individual subsidiaries.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle its assets and liabilities. Annually, the Company revises its projection of taxable income based on its Business Plan.

The Business Plan is prepared annually by the Executive Board, and its main variables include projections for the prices of the products produced by the Company, the prices of raw materials, the growth in gross domestic product of each country in which the Company operates, exchange rate variation, interest rates, inflation rates and fluctuations in supply and demand for inputs and finished goods.

In evaluating the plan, the Company uses its historical performance, strategic planning and market projections produced by specialized third party consulting firms, which are reviewed and supplemented based on Management´s experience.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax assets and liabilities are offset only if certain criteria are met.

All amounts in thousands of reais, except as otherwise stated

(a) Changes in balances of deferred tax assets and liabilities

Consolidated

Assets	As of December 31, 2019	Impact on the P&L	Impact on the equity	As of December 31, 2020	Impact on the P&L	Other comprehensive income	As of December 31, 2021
Tax losses (IR) and negative base (CSL)	2,150,692	1,127,492		3,278,184	76,532		3,354,716
Goodwill amortized	21,677	(15,157)		6,520	(4,061)		2,459
Exchange variations	1,132,351	2,685,264		3,817,615	462,447		4,280,062
Temporary adjustments	2,357,267	2,639,070		4,996,337	(214,060)		4,782,277
Business combination	85,539	(29,328)		56,211	(29,327)		26,884
Actions without final judgement					68,061		68,061
Tax credits	49,833	27,199		77,032	(77,032)		
Other	62,288	(16,922)		45,366	4,462		49,828
	5,859,647	**6,417,618**		**12,277,265**	**287,022**		**12,564,287**
Liabilities							
Amortization of goodwill based on future profitability	722,685	(463)		722,222	2,875		725,097
Tax depreciation	1,911,214	1,825,955		3,737,169	439,781		4,176,950
PIS/COFINS credit - exclusion of ICMS from the calculati					331,479		331,479
Temporary adjustments	424,400	(266,168)		158,232	(69,239)		88,993
Present value adjustment and amortized cost	11,276	68,644		79,920	74,771		154,691
Hedge accounting		1,788,568	(1,788,568)		(234,402)	234,402	
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	393,773	(114,452)		279,321	(46,888)		232,433
Long term incentive plan - LTI		(4,823)	4,823		15,906	(15,906)	
Health care		(8,020)	8,020		5,710	(5,710)	
Other	6,739	407,069	(408,981)	4,827	(68,005)	68,004	4,826
	3,470,087	**3,696,310**	**(2,184,706)**	**4,981,691**	**451,988**	**280,790**	**5,714,469**
Net	**2,389,560**	**2,721,308**	**2,184,706**	**7,295,574**	**(164,966)**	**(280,790)**	**6,849,818**
Presentation in the balance sheet:							
Non-current assets	2,662,596			8,529,972			8,257,252
(-) Non-current liabilities	273,036			1,234,398			1,407,434

Parent Company

Assets	As of December 31, 2019	Impact on the P&L	Impact on the equity	As of December 31, 2020	Impact on the P&L	Other comprehensive income	Impact betwen the equity	As of December 31, 2021
Tax losses (IR) and negative base (CSL)	58,421			58,421				58,421
Goodwill amortized	3,188	(365)		2,823	(364)			2,459
Exchange variations	1,132,351	2,685,264		3,817,615	462,447			4,280,062
Temporary adjustments	2,318,243	2,264,385		4,582,628	(208,601)			4,374,027
Business combination	85,539	(29,328)		56,211	(29,327)			26,884
Actions without final judgement					68,061			68,061
Tax credits	49,833	27,200		77,033	6,386		(83,419)	
Other	31,972			31,972				31,972
	3,679,547	**4,947,156**		**8,626,703**	**298,602**		**(83,419)**	**8,841,886**
Liabilities								
Amortization of goodwill based on future profitability	715,568			715,568				715,568
Tax depreciation	946,695	63,681		1,010,376	47,273			1,057,649
Present value adjustment and amortized cost	11,276	68,644		79,920	74,771			154,691
Hedge accounting		1,786,699	(1,786,699)		(39,592)	39,592		
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	393,773	(114,453)		279,320	(46,888)			232,432
Long term incentive plan - LTI		(4,823)	4,823		12,737	(12,737)		
Health care		(8,020)	8,020		5,710	(5,710)		
Other	4,818			4,818				4,818
	2,072,130	**1,791,728**	**(1,773,856)**	**2,090,002**	**385,490**	**21,145**		**2,496,637**
Net	**1,607,417**	**3,155,428**	**1,773,856**	**6,536,701**	**(86,888)**	**(21,145)**	**(83,419)**	**6,345,249**

All amounts in thousands of reais, except as otherwise stated

(b) Offset for the purpose of presentation in the consolidated statement of financial position

	Headquarters (Country)	Tax calculation	Offsetting	Balance 2021
Assets				
Braskem S.A.	Brazil	8,841,886	(2,496,637)	6,345,249
Braskem Argentina	Argentina	3,271		3,271
Braskem America	USA	294,328	(294,328)	
Braskem Alemanha	Germany	44,417		44,417
Braskem Chile	Chile	92		92
Braskem Idesa	Mexico	3,282,125	(1,506,541)	1,775,584
Braskem Idesa Serviços	Mexico	26		26
Braskem México Serviços	Mexico	2,502		2,502
Braskem México	Mexico	16,181		16,181
Cetrel	Brazil	40,434	(7,586)	32,848
DAC	Brazil	39,025	(1,943)	37,082
		12,564,287	**(4,307,035)**	**8,257,252**
Liabilities				
Braskem S.A	Brazil	2,496,637	(2,496,637)	
Braskem America	USA	1,701,762	(294,328)	1,407,434
Braskem Idesa	Mexico	1,506,541	(1,506,541)	
Cetrel	Brazil	7,586	(7,586)	
DAC	Brazil	1,943	(1,943)	
		5,714,469	**(4,307,035)**	**1,407,434**

	Sede (País)	Apuração fiscal	Compensação	Saldo 2020
Ativo				
Braskem S.A	Brasil	8,626,703	(2,090,002)	6,536,701
Braskem Argentina	Argentina	2,850		2,850
Braskem America	EUA	293,942	(293,942)	
Braskem Alemanha	Alemanha	47,277		47,277
Braskem Chile	Chile	287		287
Braskem Idesa	México	3,213,624	(1,356,693)	1,856,931
Braskem Idesa Serviços	México	14,765		14,765
Braskem México Serviços	México	8,503		8,503
Cetrel	Brasil	23,645	(5,269)	18,376
DAC	Brasil	45,669	(1,387)	44,282
		12,277,265	**(3,747,293)**	**8,529,972**
Passivo				
Braskem S.A	Brasil	2,090,002	(2,090,002)	
Braskem America	EUA	1,528,340	(293,942)	1,234,398
Braskem Idesa	México	1,356,693	(1,356,693)	
Cetrel	Brasil	5,269	(5,269)	
DAC	Brasil	1,387	(1,387)	
		4,981,691	**(3,747,293)**	**1,234,398**

All amounts in thousands of reais, except as otherwise stated

(c) Realization of tax carryforward losses

							Consolidated
		Balance at					Realization
	Note	December 31, 2021	2022	2023	2024	2025	2026
Tax losses carryforward	(i)	3,354,716	1,038,215	624,952	636,870	336,204	718,475

							Parent company
		Balance at					Realization
	Note	December 31, 2021	2022	2023	2024	2025	2026
Tax losses carryforward	(i)	58,421		58,421			

Basis for constitution and realization:

(i) In Brazil, the use of tax losses is limited to 30% of the taxable profit for the year; however, the balance does not expire. Meanwhile, in Mexico, there is no limit on the amount that can be used in the year; however, the tax losses expire in 10 years. The realization of tax losses results considers the taxable profit expected by the Company over a 10-year horizon.

23 Sundry provisions

	Note	Consolidated		Parent company	
		2021	2020	2021	2020
Provision for environmental damages	(a)	1,035,426	602,490	981,695	595,855
Provision for customers rebates	(b)	101,253	123,465	26,810	47,395
Other		152,584	148,253	112,806	112,768
Total		**1,289,263**	**874,208**	**1,121,311**	**756,018**
Current liabilities		465,051	362,407	377,314	279,702
Non-current liabilities		824,212	511,801	743,997	476,316
Total		**1,289,263**	**874,208**	**1,121,311**	**756,018**

(a) Provision for recovery of environmental damages

The provision for recovery of environmental damages is estimated based on current legal and constructive requirements, technology, price levels and expected remediation plans.

Realized costs and cash outflows may differ from current estimates due to the changes in laws and regulations, public expectations, prices, new findings by the ongoing studies and analysis of local conditions and changes in remediation technologies.

The time and value of future expenses related to environmental liabilities are reviewed annually, as well as the interest rate used for discounting them to present value.

The Company operates in several countries and is subject to different environmental laws and regulations inherent to the operations and activities areas. Remediation expenses are incurred during several years due to their complexity and extension. New information on websites, new technologies or future developments, such as involvement in investigations by regulatory agencies, may require that we reevaluate our potential exposure related to environmental matters.

All amounts in thousands of reais, except as otherwise stated

The provision is registered based on the areas in which remediation actions are necessary. Due to the high complexity in identifying potential environmental impacts, alternative solutions and recovery costs estimations, these estimates can only be made with reasonable assurance after the completion of all phases of the process to identify and investigate environmental liabilities, which are in accordance with the phases and protocols established by environmental agencies.

The Company monitors the areas under study to capture any new facts and changes in circumstances that change the prognosis of actions to be adopted and consequently affect the estimation of provision for environmental remediations.

In 2021, the increase in the provision is mainly due to the implementation of new techniques to remediate the environmental damage.

(b) Rebates

Some sales agreements of the Company provide for a rebate, in products, should certain sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly in a provision, assuming that the minimum contractual amount will be achieved.

(c) Changes in provisions

				Consolidated
	Recovery of environmental damage	Rebate	Other	Total
December 31, 2019	**365,155**	**84,110**	**55,941**	**505,206**
Additions, monetary adjustments and exchange variation	306,274	150,132	119,831	576,237
Write-offs through usage and payments	(68,939)	(110,777)	(27,519)	(207,235)
December 31, 2020	**602,490**	**123,465**	**148,253**	**874,208**
Additions, monetary adjustments and exchange variation	576,086	144,710	114,395	835,191
Write-offs through usage and payments	(143,150)	(166,922)	(110,064)	(420,136)
December 31, 2021	**1,035,426**	**101,253**	**152,584**	**1,289,263**

				Parent company
	Recovery of environmental damage	Rebate	Other	Total
December 31, 2019	**362,074**	**22,536**	**31,258**	**415,868**
Additions, monetary adjustments and exchange variation	302,720	93,037	101,548	497,305
Write-offs through usage and payments	(68,939)	(68,178)	(20,038)	(157,155)
December 31, 2020	**595,855**	**47,395**	**112,768**	**756,018**
Additions, monetary adjustments and exchange variation	528,990	80,945	110,016	719,951
Write-offs through usage and payments	(143,150)	(101,530)	(109,978)	(354,658)
December 31, 2021	**981,695**	**26,810**	**112,806**	**1,121,311**

All amounts in thousands of reais, except as otherwise stated

24 Provisions for legal proceedings

Braskem is a defendant in lawsuits and administrative proceedings arising from the normal course of its business. The Management, based on its assessment and of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable chance of loss: present obligation for which there is a higher probability of loss than of a favorable outcome. For these claims, a provision is recognized based on an estimated amount of the obligation that reflects the expected outflow of resources (see Note 24.1).

Possible chance of loss: present obligation for which the possibility of loss is greater than remote and less than probable. For these claims, the Company does not recognize a provision and discloses the most significant matters (see Note 24.2).

The Management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

In addition, the Company also is a plaintiff to several lawsuits. In these cases, the Company discloses the contingent asset when the receipt of economic benefits is probable. However, when the realization of the benefit is virtually certain, the related asset no longer constitutes a contingent asset, and as such amount is recognized.

Any changes in the court's understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

24.1 Claims with probable chance of loss

		Consolidated		Parent company	
		2021	2020	2021	2020
Labor claims	(a)	268,758	280,066	262,187	272,989
Tax claims	(b)				
IR and CSL		61,946	61,342	61,946	61,342
PIS and COFINS		299,202	291,783	299,202	291,783
ICMS		331,094	319,851	331,094	319,851
Other tax claims		22,857	19,759	19,221	16,123
		715,099	**692,735**	**711,463**	**689,099**
Corporate claims		94,826	126,057	94,826	126,057
Civil claims and other		75,147	52,229	74,963	49,422
		1,153,830	**1,151,087**	**1,143,439**	**1,137,567**

All amounts in thousands of reais, except as otherwise stated

(a) Labor claims

The provision on December 31, 2021 is related to 529 labor claims, including occupational health and security cases (2020: 551). The Management, based on its assessment and of its external legal advisors, estimate that the term for the termination of these types of claims in Brazil exceeds five years. The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts.

(b) Tax claims

On December 31, 2021, the main claims are the following:

(i) Non-cumulative PIS and COFINS

The Company is charged amounts arising from compensation of Non-Cumulative PIS and COFINS tax credits in the years 2005, 2010 and in the period from 2012 to 2016 that were not approved by the Federal Revenue Service of Brazil ("RFB"), mainly related to the following topics:

- Offsetting Statements ("DCOMPs"), with credits in amounts that exceeded those declared in the respective Statement of Calculation of Social Contributions ("DACONs");

- freight expenses: not associated with sales operations and/or operations without proven association and contracted in the country, but concerning imported products;

- credits arising from the acquisition of property, plant and equipment mostly related to acquired companies, whose documentation was not found;

- taxation of taxable revenues incorrectly classified as tax exempt, subject to zero tax rate or not taxed.

On December 31, 2021, the balance of this provision was R$202,737 (2020: R$197,707). The Management, based on its assessment and of its external legal advisors and considering the precedents on the matters at the Administrative Council of Tax Appeals ("CARF"), estimates that the administrative procedures will be concluded in 2025.

(ii) PIS and COFINS taxes

The Company is assessed for the payment of these taxes in many legal and administrative claims, such as:

- insufficient payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002 due to alleged calculation errors, and non-compliance with the widening the tax calculation base and increasing the contribution rate envisaged in Law 9.718/1998;

- offset of the COFINS dues relating to September and October 1999 using the credit resulting from the addition of 1% to the COFINS rate;

- rejection of the offset of PIS and COFINS dues relating to the period from February to April 2002 using the PIS credits under Decree-Laws 2.445 and 2.449, calculated between June 1990 and October 1995, under the argument that the time period for using said credits had expired; and

- alleged non-taxation of revenue from foreign exchange variations, determined as a result of successive reductions in the capital of the associated company.

On December 31, 2021, the balance of this provision was R$67,403 (2020: R$65,041). Management estimates the administrative procedures will conclude in 2023 and the court decisions in 2030.

All amounts in thousands of reais, except as otherwise stated

Guarantees were offered for court claims in the form of bank guarantee and finished products, which, together, cover the amount of claims.

(iii) ICMS tax on interstate purchases

In 2009, the merged company Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment of ICMS in view of allegedly committing the following violations:

- undue use of ICMS tax credits in the amount of R$58,164, due to the recording of credits indicated in the invoices for the sale of "acrylonitrile," "methyl acrylate" and "methyl methacrylate," issued by Acrinor Acrilonitrila do Nordeste S.A. and Proquigel Química S.A., since the products were to be exported, and were therefore exempt from payment of ICMS tax;

- the fine for the abovementioned tax offense corresponds to 100% of the principal value recorded, as per Article 527, item II, sub-item "j" jointly with paragraphs 1 and 10 of RICMS/SP;

- fine in the amount of 30% on R$480,389, which corresponds to the sum of the amounts indicated in tax documents whose outflow of goods was not identified by the tax authority, entered based on the provisions of Article 527, item IV, sub-item "b" jointly with paragraphs 1 and 10 of RICMS/SP; and

- fine due to lack of presentation of tax documents requested under a specific deficiency notice, as per Article 527, item IV, sub-item "j" jointly with paragraphs 8 and 10 of RICMS/SP.

After ending the discussions in the administrative sphere in 2015 with the partial reduction in contingency, the Company proposed lawsuits to continue the discussion.

On December 31, 2021, the balance of this provision was R$313,380 (2020: R$305,747). The Management, based on its assessment and of its external legal advisors. Management estimates the legal procedures will conclude in 2026. These lawsuits are secured by a guarantee insurance.

(c) Changes in claims with probable chance of loss

					Consolidated
	Labor claims	Tax claims	Corporate claims	Civil claims and other	Total
December 31, 2020	**280,066**	**692,735**	**126,057**	**52,229**	**1,151,087**
Additions, monetary adjustments and exchange variation	172,574	46,849	14,357	76,111	309,891
Payments	(70,968)	(3,659)	(40,109)	(2,770)	(117,506)
Reversals (*)	(112,914)	(20,826)	(5,479)	(50,423)	(189,642)
December 31, 2021	**268,758**	**715,099**	**94,826**	**75,147**	**1,153,830**

All amounts in thousands of reais, except as otherwise stated

					Parent company
	Labor claims	Tax claims	Corporate claims	Civil claims and other	Total
December 31, 2020	**272,989**	**689,099**	**126,057**	**49,422**	**1,137,567**
Additions, monetary adjustments and exchange variation	172,055	46,849	14,357	75,927	309,188
Payments	(70,968)	(3,659)	(40,109)	(319)	(115,055)
Reversals (*)	(111,889)	(20,826)	(5,479)	(50,067)	(188,261)
December 31, 2021	**262,187**	**711,463**	**94,826**	**74,963**	**1,143,439**

(*) A provision reversal occurs when the probability of loss or the value attributed to the lawsuit changes, or the suit is closed with a cash disbursement lower than the provisioned amount.

24.2 Claims and contingent liabilities with possible chance of loss

			Consolidated
	Note	2021	2020
Tax claims	(a)	17,224,429	12,156,030
Civil claims - Alagoas	26	2,614,344	796,712
Civil claims - Other	(b)	737,083	708,120
Labor claims	(c)	763,555	663,448
Environmental claims	(d)	571,057	507,973
Social security claims	(e)	398,783	326,730
Other lawsuits	(f)	337,807	286,643
Total		**22,647,058**	**15,445,656**

(a) Tax claims

(i) IR/CSL: Charges with goodwill amortization

The subsidiaries Cetrel and DAC were notified by the Federal Revenue Service of Brazil, in December 2020 and June 2021, respectively, for the deduction of tax amortization charges on goodwill arising from the acquisition of equity interests in 2012.

The Management, based on its evaluation and that of its external legal advisors, estimates that the possibility of loss of these proceedings are possible, since the ownership interest was acquired (i) for an amount determined on an arm's length basis, (ii) as effective payment, and (iii) for business purposes arising from the allocation of effluent and waste treatment assets in the environmental segment. The cases are pending in the administrative sphere.

On December 31, 2021, the amounts of these claims adjusted for inflation was R$179,370 (2020: R$42,433).

(ii) IR/CSL: Exchange variation on naphtha imports

In December 2017 and December 2020, the Company received a tax deficiency notice related to the disallowance of exchange variation expenses between the due date of commercial invoices and the effective payment of obligations related to naphtha imports, related to calendar years 2012 and 2015, respectively. Regarding calendar year 2012, disallowances led to the adjustment of tax losses and social contribution tax loss carryforwards. For 2015, a tax credit was considered along with a qualified fine corresponding to 150% of the tax deficiency notice amount.

All amounts in thousands of reais, except as otherwise stated

The tax deficiency notice issued in December 2020 also resulted in partial disallowance of the cost of naphtha imported from its subsidiary abroad, in an amount corresponding to the profit margin calculated by the subsidiary in the naphtha resale operations, carried out in 2014 and 2015.

The adjusted amount as of December 31, 2021 of said uncertain tax treatment is R$1.1 billion (2020: R$1 billion). The Management, based on its evaluation and that of its external legal advisors, estimates that: (i) the probability of loss is possible given the regularity of using trading in import operations; the exchange variation expense is accessory to the principal and, therefore, deductible; fluctuations in exchange rates are not predictable; there are errors in the calculation of the subsidiary's profit margin; (ii) the administrative proceedings will be concluded in 2026.

(iii) ICMS: Credit reversal on output with tax deferral

In July and December 2020, the Company was notified, by the State of Alagoas, due to the lack of ICMS tax payment arising from the alleged lack of reversal of the tax credited in operations prior to outflows with tax deferral. On December 31, 2021, the adjusted value of these cases was R$587 million (2020: R$569 million).

The Management, based on its evaluation and that of its external legal advisors, estimates that: (i) the probability of loss is possible due to court precedents and evidence produced; and that the deferral is not a tax benefit and the establishment notified does not receive incentives, therefore the credit reversal is not necessary (whose maintenance, in addition, is assured by the legislation in force on said date); (ii) the administrative proceedings should be concluded by 2025.

(iv) IR/CSL: Foreign earned income – Braskem America

In July 2020, the Company was notified by the Federal Revenue Service for not subjecting to taxation the income earned abroad by its subsidiary Braskem America Inc. in fiscal year 2015, given the nonconsideration of the tax credits obtained by this foreign subsidiary. The notification also involves allegations of undue offset of social contribution tax loss carryforwards for fiscal year 2016, due to the nonexistence of balances, given the disallowances arising from tax deficiency notices and the applications under tax amnesty programs.

In March 2021, the objection filed against this claim was upheld in the lower administrative court, which changed the probability of loss from possible to remote.

At December 31, 2021, the restated amount of the taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards under said tax deficiency notice was R$271 million (2020: R$279 million).

(v) IR/CSL: Foreign earned income – Braskem Holanda

The Company received a deficiency notice from Brazilian Federal Revenue Service, referring to fiscal years 2015 and 2016, stating its disagreement with applying the Agreement between Brazil and the Netherlands to avoid double taxation, which establishes that Dutch companies' profits cannot be taxed in Brazil.

The Management, based on the assessment of its external legal advisors, understands that the profits earned by its subsidiary abroad are exempt from taxation in Brazil under Article 7th of said Agreement between Brazil and the Netherlands to avoid double taxation. It is pending in the administrative sphere. On December 31, 2021, the updated amount of the uncertain tax treatment is R$8.8 billion (2020: R$3.7 billion), including fiscal years already filed and non-filed.

All amounts in thousands of reais, except as otherwise stated

(vi) PIS and COFINS: taxation of liability reductions settled in connection with the installment plan under Provisional Executive Order ("MP") 470/2009

The Company received notice for not applying to PIS and COFINS taxes the reductions for fines and interest, in view of the adoption of the installment plan offered under MP 470/2009.

On December 31, 2021, the restated value of this proceeding amounted to R$910 million (2020: R$892 million).

The Management, based on its evaluation and that of its external legal advisors, estimates that the probability of loss is possible, since the liability reductions arising from the amnesty and tax installment program, offered by the Federal Government, are not income taxable by PIS and COFINS and, even if so, should be considered financial income taxable, at the time, at a rate of zero.

The Management, based on its evaluation and that of its external legal advisors, estimates that this administrative proceeding should be concluded by 2023.

(vii) IR/CSL: Charges with goodwill amortization

The Company was served by the RFB for deducting amortization charges, from 2007 to 2013, relating to goodwill originated from acquisitions of shareholding interests in 2002. In 2002, Braskem foundation was fulfilled due to petrochemical assets disposals from several business groups.

After definitive reductions made in the administrative instance, on December 31, 2021, the updated contingency estimate is R$1.1 billion (2020: R$1 billion).

The Management, based on its evaluation and that of its external legal advisors, estimates that: (i) the probability of loss is possible, since the equity interests were acquired with effective payment, a business purpose and the participation of independent parties; (ii) these administrative proceedings should be concluded by 2023, while the only current court proceeding should be concluded by 2030.

The Company offered a performance bond that covers the total amount involved in the court proceedings.

(viii) Non-cumulative PIS and COFINS taxes

The Company received a deficiency notice from the RFB due to the use of non-cumulative PIS and COFINS tax credits in the acquisition of certain goods and services consumed in its production process.

The matters whose chance of loss is deemed as possible are mainly related to the following: (i) charges on transmission of electricity; (ii) freight for storage of finished products; (iii) extemporaneous credits from various acquisitions; (iv) property, plant and equipment; and (v) Prodesin. These matters have already been contested at the administrative and court level and comprise the period from 2006 to 2017.

On December 31, 2021, the amount under discussion of these notices is R$1.33 billion (2020: R$1.27 billion).

The Management, based on its assessment and of its external legal advisors, estimates that: (i) the administrative proceedings should be concluded by 2026, while the lawsuits should be concluded by 2031; and (ii) in the event of an adverse ruling for the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. These estimates are based on the probability of loss of the Company's defense thesis, based on previous administrative and court precedents.

The Company offered a performance bond that covers the total amount involved in the court proceedings.

All amounts in thousands of reais, except as otherwise stated

(ix) IR/CSL: Unlimited offsetting

In December 2009 and March 2017, the Company received tax deficiency notices claiming that the methodology used to offset tax losses and tax loss carryforwards that failed to observe the limit of 30% of the Taxable Profit and Social Contribution calculation base when offsetting such liabilities with Corporate Income Tax and Social Contribution liabilities in merger operations, respectively, in November 2007 and August 2013.

On December 31, 2021, the updated value of the contingency amounted to R$430 million (2020: R$352 million).

The Management, based on its evaluation and that of its external legal advisors, estimates that: (i) the probability of loss is possible for these proceedings, since the noncompliance with the 30% limit mentioned above was exclusively due to the last Corporate Income Tax Statements (DIPJ) submitted by the Company, which was dissolved due to its merger into Braskem; (ii) the court proceedings should be concluded by 2031.

The Company offered performance bonds that cover the total amount involved in the court proceeding.

(x) ICMS

The Company is involved in many ICMS collection claims drawn up in the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia, Pernambuco and Alagoas, which materialized in administrative and court proceedings. The matters assessed as possible losses include the following topics:

• ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the inputs questioned do not physically compose the final product. However, the Judicial branch has a precedent that says that the input must not necessarily be an integral part of the finished product, and can be consumed in the production process;

• ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc.;

• internal transfer of finished products for an amount lower than the production cost;

• omission of the entry or shipment of goods based on physical count of inventories;

• lack of evidence that the Company exported goods so that the shipment of the goods is presumably taxed for the domestic market;

• non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution;

• fines for the failure to register invoices; and

• nonpayment of ICMS tax on charges related to the use of the electricity transmission system in operations conducted in the Free Market of the Electric Power Trading Chamber.

On December 31, 2021, the adjusted value of these proceedings was R$756 million (2020: R$883 million).

The Management, based on its assessment and of its external legal advisors, estimates that: (i) these administrative proceedings are expected to be terminated in 2026, while the court proceedings are expected to be terminated in 2031; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the

All amounts in thousands of reais, except as otherwise stated

probability of loss of the Company's defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered performance bonds that cover the total amount involved in the current court proceedings.

(xi) PIS and COFINS sundry

The Company is involved in collection actions related to PIS and COFINS assessments in the administrative and judicial courts, with possible probability of loss, which discuss the alleged undue offsetting of credits arising from other administrative proceedings and lawsuits, including: (i) Income Tax prepayments; (ii) FINSOCIAL; (iii) tax on net income (ILL); (iv) PIS-Decrees – Federal Laws 2.445 and 2.449; and (v) the COFINS tax arising from the undue payment or payment in excess.

On December 31, 2021, the adjusted amounts involved of these assessments total R$131 million (2020: R$130 million).

The Management, based on its assessment and of its external legal advisors, estimates that: (i) these judicial proceedings are expected to be terminated in 2024; and (ii) in the event of an unfavorable decision to the Company, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company's defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered guarantees that cover the total amount involved in the current court proceedings.

(xii) IRRF and IR/CSL: Commission expenses

In December 2017, the Company received a tax deficiency notice from the Brazilian Federal Revenue arising from: (i) the disallowance of commission expenses paid by Braskem in 2011; (ii) the disallowance of commission expenses paid by Braskem Inc. in 2013 and 2014; (iii) lack of payment of withholding income tax (IRRF) on the payments referred to in the previous item; and (iv) the disallowance of advertising expenses incurred in 2013.

On December 31, 2021, the restated amount of taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards through said tax deficiency notice is R$142 million (2020: R$139 million).

The assessment of possible loss in this claim is based on the following: (i) the expenses incurred in 2011 already are subject to the statute of limitations. Furthermore, the tax credit recognized by the Brazilian Federal Revenue considered the sum of the disallowances disputed in other administrative proceedings that are pending a final decision, which do not belong in the claim in question; (ii) the expenses incurred by Braskem INC already were paid by the Company itself, which led only to the reduction of its tax loss backlog, without the need to pay additional taxes; (iii) the IRRF claimed by the Brazilian Federal Revenue aims to reach a taxpayer located abroad, which as such is not subject to Brazilian tax law; and (iv) the disallowed advertising expenses are related to the Company's business activities.

The Management, based on its evaluation and that of its external legal advisors, estimates that this administrative proceeding should be concluded by 2023.

All amounts in thousands of reais, except as otherwise stated

(xiii) Isolated fine – failure to ratify DCOMPS

In 2016 through 2021, the Company received notifications of individual fines imposed due to the use of credits from: (i) non-cumulative PIS/COFINS taxes; (ii) negative balances of IR/CSL taxes; (iii) REINTEGRA credits; and (iv) other credits, for offsets not approved by the Brazilian Federal Revenue.

On December 31, 2021, the restated value of these deficiency notices amounted to R$310 million (2020: R$345 million).

The Management, based on its evaluation and that of its external legal advisors, estimates that: (i) the probability of loss is possible, due to favorable court precedents, especially in the judicial sphere; (ii) these administrative proceedings should be concluded by 2026.

(xiv) IR/CSL: Negative Balance – Offset

The Company claims, at the administrative and judicial levels, that RFB denies offsets seeking to settle federal taxes with credits arising from negative balance of IR and CSL.

On December 31, 2021, the restated value of the taxes whose offset was not approved amounted to R$173 million (2020: R$182 million).

The Management, based on its evaluation and that of its external legal advisors, estimates that: (i) the probability of loss is possible, given the court precedents and the evidence produced in records; (ii) the administrative proceedings should be concluded by 2024, while the court proceedings should be concluded by 2023.

The Company offered guarantees that cover the total amount involved in the current court proceedings.

(xv) PIS and COFINS: Cide-Fuels Tax Offset

The Company is a party to lawsuits claiming PIS and COFINS tax liabilities arising from their offset using Cide-Fuels tax credits, as authorized under Federal Law 10.336/2001.

On December 31, 2021, the adjusted value of these cases was R$118 million (2020: R$116 million).

The Management, based on its evaluation and of its external legal advisors, estimates that this proceeding should be concluded by 2030.

The Company offered guarantee that cover the total amount involved in the current court proceedings.

(b) Civil claims

(i) Resale of solvents

In January 2017, the Company became defendant in a civil lawsuit filed by former reseller of solvents, claiming alleged breach of a tacit distribution agreement. The lawsuit is pending judgment.

On December 31, 2021, the claims prepared by the other party amounted to R$265 million (2020: R$223 million).

The risk of this claim is assessed as possible.

All amounts in thousands of reais, except as otherwise stated

(ii) Hashimoto Public-Interest Civil Action

The Public-Interest Civil Action was filed in June 2018 by the São Paulo State Public Prosecutor's Office against the Company and other firms that operate in the Capuava Petrochemical Complex, claiming the reparation and/or remediation of environmental damages supposedly arising from the emission of pollutants into the air, as well as the joint judgement of companies that comprise said complex seeking environmental moral damages in the inflation-adjusted amount of R$175 million (2020: R$144 million).

Braskem filed its defense in December 2020. The defense of the other defendants and the subsequent decision of the judge is pending. The Management, based on its assessment and of its external legal advisors believes that the lawsuit possibly will be dismissed within a period of eight years.

(c) Labor claims

Lawsuits filed by former team members and contractors who provided services to Braskem, and are chiefly related to overtime, wage parity and other amounts established in labor laws.

(d) Environmental claims

Public-Interest Civil Action filed in September 2011 by the Local Government of the city Ulianópolis in Pará State against Braskem and other companies, claiming reparation and/or remediation of environmental damages allegedly resulting from the delivery of waste to the Brazilian Bauxite Company , which had not disposed of it properly, polluting an area of the Municipality of Ulianópolis, as well as the joint and several liability of these companies for the payment of indemnification for environmental damage in the adjusted amount of R$325 million (2020: R$277 million). The companies filed their defense and the judge's decision is pending.

The Management, based on its assessment and of its external legal advisors believes that the lawsuit possibly will be dismissed within a period of eight years.

(e) Social security claims

In 2012, the Company withdrew sponsorship of the plans Petros Copesul and Petros PQU, whose private pension entity was Petros, remaining the obligation established under the Sponsorship Withdrawal Instrument to pay the mathematical reserves of Members, pursuant to Complementary Law 109/2001, which was met in 2015. However, after the payment, several beneficiaries filed individual and collective action regarding various claims, such as: (i) Difference of the Individual Withdrawal Fund; (ii) Change in base date; (iii) age limiter; (iv) 90% of supplementation; (vi) Return of Contributions; (vii) Difference in Savings Account Reserve; (viii) Objection against legality of Sponsorship Withdrawal.

Currently, this portfolio is composed of 783 active cases deemed as possible in terms of financial contingency, representing an estimated disbursement of R$332 million (2020: R$327 million).

(f) Other lawsuits

(i) Incentivized Preferred Shares

The Company currently is subject to the liquidation of an award related to a lawsuit filed in 1988, whose decision required Polialden Petroquímica S.A., a company merged into Braskem, to pay certain non-controlling shareholders that hold preferred shares in Polialden the distribution of the remaining net profit of the company.

The liquidation of award aims to determine the value of the dividends to be paid in accordance with the terms of the decision. The process is awaiting the start of the expert evidence.

All amounts in thousands of reais, except as otherwise stated

On December 31, 2021, based on a study prepared by its external legal advisors, the Company registered a provision of R$19 million. The amount considered as possible loss is R$238 million, and the total amount of the lawsuit is R$257 million (2020: R$206 million).

(ii) Social security – hazardous agents

The Company is a party to other administrative proceedings and lawsuits, which claim: (i) payments related to tax-deficiency notices for additional contribution for Occupational Accident Risk ("RAT") to fund the special retirement plan due to the alleged exposure of workers to hazardous agents; as well as financial penalty for not disclosing it in GFIP (from April 1999 to February 2006); (ii) the assessment of premium for RAT in view of workers' alleged exposure to hazardous agents (noise and carcinogenic agents) in the period from January 2016 to July 2018; and (iii) the claim in a tax foreclosure, of said additional payment for RAT, related to periods from November 2000 to January 2001 and from November 2001 to June 2002.

After the new tax notice received in May 2020, the total amount of these proceedings on December 31, 2021 is R$187 million (2020: R$182 million).

The Management, based on its assessment and that of its external legal advisors, estimates that the probability of loss is possible and the administrative proceedings should be concluded by 2024, while the only current court proceeding should be concluded by 2028.

No deposit or any other type of guarantee for the proceedings still pending in the administrative instance have been made, and the only lawsuit is secured by a guarantee insurance.

24.3 Class action

On August 25, 2020, an action was filed against Braskem and some of its current and former executives in the US District Court for the District of New Jersey, in the United States, on behalf of an alleged class of investors who acquired Braskem's shares. The action is grounded in the U.S. Securities Exchange Act of 1934 and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas. On January 15, 2021, the Court named two plaintiffs to act as leading plaintiffs in the action. On April 28, 2021, the lead plaintiff of the action filed a consolidated complaint with its initial arguments, defining as relevant the period of acquisition of the Company's securities from March 21, 2019 to July 8, 2020. The Company engaged a specialized US-based law office to represent it in the class action and has filed a motion to dismiss, which is pending analysis by the Court.

The Management, based on its assessment and that of its external legal advisors, and given the initial phase of the class action mentioned above, considers it is not possible at the moment to estimate the reliable potential amount involved.

Braskem cannot predict the reliable future developments of this matter or the expenses arising from it, including rates and costs in solving the dispute. The Company may be named as a defendant in other similar legal actions.

24.4 Contingent assets

Contingent assets normally arise from unplanned or unexpected events that give rise to the possibility of an inflow of economic benefits to the Company. Contingent assets are not recognized in the financial statements, but they are disclosed when it is likely that an inflow of economic benefits will occur. However, when the inflow of benefits is virtually certain, the asset is recognized in the financial position statement because that asset is no longer considered contingent.

(i) Compulsory loans Centrais Elétricas Brasileiras S.A. ("Eletrobrás")

The compulsory loan in favor of Eletrobrás was established by Federal Law 4.156/62, to finance the energy industry and remained effective until 1993. It was collected through the energy bills of industrial consumers with monthly consumption equal to or higher than 2000kwh and, after successive amendments to the law, the reimbursement, plus compensatory interest of 6% per year, was extended to 20 years, which can be anticipated through conversion of credits into shares issued by Eletrobrás.

Between 2001 and 2009, the companies merged into Braskem S/A filed proceedings seeking the recovery of amounts related to differences in the inflation adjustment of the compulsory loan, interest on arrears and compensatory interest and other related payments.

The Company obtained a favorable final and unappealable decision in the cases of the merged companies Alclor Química de Alagoas Ltda., Companhia Alagoas Industrial – Cinal, Companhia Petroquímica do Sul S.A. – Copesul and Trikem S. A., which are in the execution phase, discussing the amounts to be effectively returned. The cases of the merged companies Ipiranga Petroquímica S.A., Petroquímica Triunfo Ltda. and Quattor Química S.A are in the cognizance phase.

The term, form and amount to be realized are still uncertain, so it is not possible to determine the amount to be received and, for such reason, the asset does not meet the conditions to be recorded in the financial statements.

All amounts in thousands of reais, except as otherwise stated

25 Leniency agreement with authorities

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the amount of US$957 million (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements"), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$409,877 million due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement. However, no additional payments by the Company are estimated.

The AGU, CGU and MPF agreed to allocate most of the amounts received under the Agreements to the reparation of victims of the wrongdoings, including other public authorities and agencies, and to adopt monitoring measures of such third parties with which Braskem comes to start negotiations in connection with the matters under the Agreements, seeking to avoid the duplication of compensation.

The Company already has paid R$2,752,711, distributed as shown below:

Agreements signed with:	AGU CGU e MPF	DoJ	OAG	MPF	SEC	Total
Amounts paid	559,896	296,591	407,300	1,282,464	206,460	2,752,711
Amounts expressed in the currency of payment						
CFH			94,500			94,500
R$	559,896			1,282,464		1,842,360
USD		94,894			65,000	159,894

(*) Swiss Office of the Attorney General ("OAG").

On December 31, 2021, there is the outstanding amount of R$1,123,296, with R$353,385 under current liabilities and R$769,911 under non-current liabilities, under the MPF Agreement and CGU/AGU Agreement, which will be paid in four annual installments adjusted by the variation in the Selic rate and payable until January 30 of 2025. To guarantee payment of the installments of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

The Agreements do not exempt the company from other third parties, with legitimate interest, seeking indemnity for damages caused by the facts covered by the Agreements, including other authorities that seek to impose new pecuniary sanctions or fines or initiate new investigations into the Company.

The Company does not anticipate the need for any additional payment, but it cannot guarantee that the total amount agreed will be sufficient for full reparation of all any injured parties, considering that the agreements do not exempt the Company from any liabilities with third parties that have legitimate interests in the facts covered by the Agreements.

The Company will continue to cooperate with the competent public authorities, while improving its compliance and anti-corruption practices. The Company was subject to external independent monitoring, for a period of three years, as a result of the Agreements. The monitors were responsible for verifying compliance with the

All amounts in thousands of reais, except as otherwise stated

Global Settlement, as well as the efficacy of internal controls, policies and procedures of the Company in reducing the risk of noncompliance with anti-corruption laws.

Finally, in March 2020, based on the certification report issued by the independent monitors that have monitored the Company over the last three years, the MPF confirmed the end of the monitorship, the effectiveness of the Company's compliance program and the fulfillment of the obligations under the MPF Agreement. Subsequently, on May 13, 2020, the U.S. Department of Justice ("DoJ") and the U.S. Securities Exchange Comission ("SEC") confirmed the conclusion of the monitorship established under the agreements with said authorities.

The Company will continue to undergo external monitoring by the AGU/CGU until the end of 2022. All compliance obligations are being honored as recommended by the authorities.

The Company is in compliance with all of its obligations under the Agreements and continues to cooperate with government authorities.

26 Geological event - Alagoas

The Company operated, since their origin and as the successor of Salgema Company, salt mining wells located in Maceió city, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, Alagoas, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

The Geological Survey of Brazil ("CPRM") issued a report, in May 2019, indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem preventively decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

The Company has been devoting its best efforts to understand the geological event occurring in a specific region of Maceió and has been conducting, with the support of independent institutions and nationally and internationally renowned specialists, a series of studies focusing on: (i) the understanding the geological phenomenon and possible surface effects; and (ii) the analysis of well's stability. The results are being shared with the Brazilian National Mining Agency ("ANM") and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its wells, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution, and are being adopted in coordination with the local Civil Defense and other authorities.

On January 3, 2020, the 3rd Federal Court of Alagoas ratified the Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU", and in conjunction with the MPE, DPE and MPF, the "Authorities"). The Agreement establishes cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem to the population in specified risk areas.

All amounts in thousands of reais, except as otherwise stated

After updates of the Civil Defense Map, two legal instruments were signed with the Authorities, in July and October 2020, to include properties in the PCF.

In parallel, the Company conducted negotiations with the competent authorities regarding the Public-Interest Civil Action for Socio-environmental Reparation proposed by the MPF, related to the geological event in Alagoas.

On December 30, 2020, the Company and the Authorities executed:

(i) the Second Amendment to the Agreement dated January 3, 2020 ("Agreement for Compensation of Residents") through which the parties agreed to include in PCF the relocation of additional properties defined by both the Civil Defense Map, which was updated in December 2020 (version 4), and the specialized and independent technical studies ("Studies") commissioned by the Company and carried out by internationally recognized entities, comprising the area affected and with potential to be affected by the geological event according to these documents; and

(ii) the "Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation" and the "Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation" with the MPF and MPE, the latter as intervening-consenting party (jointly referred to as "Agreement for Socio-Environmental Reparation"), both detailed in Note 26.1(ii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties which depends on specific negotiation with such potential parties.

Over the course of 2021, the Company maintained its best efforts towards solving the issues arising from the geological event, proactively adopting all necessary and applicable measures whilst fully honoring all commitments undertaken. Worth noting: (i) PCF significant advances on assisting public authorities to vacate properties located in the risk areas and submitting full financial compensation offers with a high level of acceptance; (ii) the actions for closing and monitoring the salt wells, which are following the mining closure plan approved by the ANM, seeking to stabilize the subsidence phenomenon resulting from salt mining; and (iii) the social and environmental diagnoses conducted in connection with the Socio-Environmental Reparation Agreement.

Moreover, in the context of the Company's actions progress, understandings regarding complementary aspects in the set of measures envisaged by the Company were consolidated in December 2021.

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on December 31, 2021 was R$7,661,259, with R$4,378,071 under current liabilities and R$3,283,188 under non-current liabilities.

All amounts in thousands of reais, except as otherwise stated

The following table shows the changes in the provision in the period:

		Consolidated
	2021	2020
Balance at beginning of the year	**9,175,777**	**3,383,067**
Provisions	1,339,765	6,901,827
Payments and reclassifications (*)	(2,928,081)	(1,181,931)
Realization of present value adjustment	73,798	72,814
Balance at the end of the year	**7,661,259**	**9,175,777**
Current liability	4,378,071	4,349,931
Non-current liability	3,283,188	4,825,846
Total	**7,661,259**	**9,175,777**

(*) Of this amount, R$2,739,686 (2020: R$1,137,736) refers to payments made and R$188,395 (2020: R$44,195) was reclassified to other accounts payable.

The current provision can be segregated into the following action fronts:

a. Support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

For this actions, the recorded amount of R$3,390,849 (2020: R$5,194,627) comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b. Actions for closing and monitoring the salt wells, environmental actions and other technical matters. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. Considering the discussions held in December 2021, based on studies of the specialists, the recommendation was to fill 5 more salt wells with solid material, bringing the total wells to be filled to 9, a process that should take 4 years. For the remaining 26, the recommended actions are: conventional closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some wells, sonar monitoring.

The monitoring system implemented by Braskem envisages actions to be developed during and after the closure of wells, focusing on safety and monitoring of region's stability.

The Company's actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by ANM.

In December 2021, the environmental diagnosis study indicated preliminary proposal of actions for addressing the environmental impacts identified, which should still follow the process established in the Socio-Environmental Reparation Agreement.

All amounts in thousands of reais, except as otherwise stated

The provisioned amount of R$1,691,032 (2020: R$1,585,366) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may change in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations.

c. Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580,000 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The provision amount, updated by inflation index established in the agreement and net of present value adjustment, is R$1,577,186 (2020: R$1,515,498).

d. Additional measures, for which the provision amounts to R$1,002,192 (2020: R$880,286), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents; (iv) expenses with managing the event in Alagoas relating to communication, compliance, legal services, etc.; (v) additional measures to assist the region and maintenance of areas; and (vi) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event; and the conclusion of studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the mine closure plans are also subject to the analysis and approval by ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of geological events.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plans to close the wells may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the conclusion of the studies to confirm the natural filling of certain cavities and the assessment of the future behavior of cavities to be monitored using sonar, could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be proposed considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas ("PRAD").

At this time, the preliminary actions for addressing the environmental impacts are already being mapped, but it is still impossible to predict the outcome of the environmental diagnosis, as well as possible costs to be added in the Company's provisions.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió. In the context of developments in this topic, on February 25, 2022, the Municipality of Maceió signed the partial Term of Adhesion to the Socio-environmental Reparation Agreement, which addresses the allocation of resources provided for in mentioned Agreement to urban mobility actions, as disclosed in Note 37(b).

The Company continues in negotiation with the Municipality of Maceió regarding its other claims, however, to date, it is unable to predict the results and timeframe for concluding this negotiation or its possible scope and associated costs. In the same direction, Braskem became aware of the establishment of a special commission by the State of Alagoas Government to investigate possible damages caused to the State as a result of the vacation of risk areas or the geological event, and it is not possible to predict what types of claims may be formulated.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the Geological Event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the financial statements of the Company.

26.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action (ACP) filed by the Alagoas State Prosecution Office (MPE) and the Alagoas State Public Defender's Office – Reparation for Residents

Public-Interest Civil Action claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiro district and surrounding areas (currently includes the Mutange, Bebedouro and Bom Parto districts), in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company's financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion in assets in 2019, and the unfreezing occurred in January 2020. Once the case was sent to the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under this Public-Interest Civil Action (Reparation for Residents) was ratified on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the Alagoas State Prosecutors' Office ("MPE"), the Alagoas State Public Defenders' Office ("DPE"), the Federal Prosecutors' Office ("MPF") and the Federal Public Defenders' Office ("DPU", and jointly with the MPE, DPE and MPF, the "Authorities"), establishes cooperative actions for relocating people in risk areas and guaranteeing their

All amounts in thousands of reais, except as otherwise stated

safety, which provides support under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem, for the population in specified risk areas.

After updates of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), two legal instruments were entered into with the Authorities, in July and October 2020, to include properties in the PCF.

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement ("Agreement for Compensation of Residents") to terminate the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the updated version of the Civil Defense Map, of December 2020, and in the independent technical and specialized studies engaged by the Company on the potential impact of the geological event on the surface of the region ("Studies"). The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies. The Company estimates that the total number of properties covered by PCF after the execution of the Second Amendment is around 15,000 properties.

To implement the actions envisaged in the Public-Interest Civil Action, the Company undertook to maintain R$2.7 billion in a checking account (R$1.7 billion under the Agreement and an additional R$1 billion under the Second Amendment), with minimum working capital of R$100 million, whose transactions will be verified by an external audit company. On December 31, 2021, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$835,517 under current assets (2020: R$1,322,725). In addition, the Company and the Authorities agreed to: (i) create a technical group (Technical Monitoring Committee) to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; and (ii) maintain a performance bond in the amount of R$1.8 billion (down from the R$2 billion performance bond envisaged in the Agreement).

With the judicial ratification by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was terminated.

(ii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office (MPF-AL) – Social-environmental reparation

Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the BNDES, formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The original amount of the action, initially at R$28.3 billion, was adjusted by a court decision to R$27.6 billion.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt measures to stabilize and monitor the subsidence phenomenon resulting from salt mining; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company will continue to implement the action plans involving the closure of mining fronts prepared by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified.

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. After the ongoing study is concluded, the Company will implement and pay for any measures recommended by the study and agreed upon between the Company and the MPF. Since the study is in progress, we cannot anticipate its outcome or if it will entail additional provisions.

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the maximum amount of R$1,280 million for adopting actions and measures in vacated areas, urban mobility actions and social compensation actions.

Moreover, the Company and the MPF agreed to: (i) allocate the additional amount of R$300 million for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions; (ii) constitute a security interest on certain assets of the Company in the amount of R$2.8 billion to replace the performance bond of R$ 1 billion; and (iii) engage specialized consulting firms to support the definition of actions established in the Agreement for Socio-environmental Reparation and the assessment of the Company's Socio-Environmental program.

The Agreement for Socio-environmental Reparation was ratified by Court on January 6, 2021, with the termination of the Public-Interest Civil Action for Socio-environmental Reparation with regard to Braskem. Moreover, this agreement provides for the possibility of adhesion by other parties, at the discretion of the main parties.

Finally, under the Agreement for Socio-environmental Reparation, on January 21, 2021 the Civil Investigation launched in June 2020 by the MPE was closed. It aimed to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, from liable parties, necessary and adequate architectural solutions for the destination, restoration and/or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

(iii) Public-Interest Civil Action filed by the Federal Public Defender's Office (DPU): refusal of insurance within the scope of Housing Financial System ("SFH")

Public-interest civil action filed by DPU to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – v. item (i).

Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds due to the subsidence phenomenon.

It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

All amounts in thousands of reais, except as otherwise stated

(iv) Indemnifying action: Companhia Brasileira de Trens Urbanos ("CBTU")

On February 2, 2021, the Company was notified of the filing of an action by Companhia Brasileira de Trens Urbanos ("CBTU"), formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 million and for moral damages in the amount of R$500 thousand, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area. As of December 31, 2021, the updated value of this action is R$1.4 billion (the initial value attributed to the claim, by CBTU, is R$1.3 billion). In parallel, the Company and CBTU are holding discussions to reach a better understanding of the matter.

Braskem´s Management, based on its evaluation and that of its external legal advisors, classifies the probability of loss in this case as possible.

(v) Action for Damages: Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. As of December 31, 2021, the amount of this action is R$264 million (2020: R$181 million).

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(vi) Individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected

On December 31, 2021, Braskem was defendant in several actions, that, in aggregate, involve the amount of R$895 million (2020: R$573 million), filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

All amounts in thousands of reais, except as otherwise stated

27 Benefits offered to team members

27.1 Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by an employee in the past and the obligation can be reliably estimated.

	Consolidated		Parent company	
	2021	2020	2021	2020
Health care	235,681	197,683	156,202	128,853
Private pension	136,851	94,302	72,706	48,266
Transport	77,201	66,752	67,044	59,007
Feeding	51,240	38,400	39,094	28,229
Life insurance	10,324	9,875	3,899	3,710
Training	15,723	14,892	6,638	6,518
Other	12,546	14,117	1,464	2,373
	539,566	436,021	347,047	276,956

27.2 Long-term incentive plan ("ILP Plan")

The fair value at the issue date of share-based payments granted to employees is recognized as personnel expenses, with a corresponding increase in shareholders' equity, during the period the employees acquire the full right to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which there is an expectation that the service and performance requirements will be fulfilled, so that the final amount recognized as an expense is based on the number of awards that effectively fulfill the service and performance conditions on the vesting date. For share-based payment awards with non-vesting conditions, the fair value at the grant date of the share-based awards is measured to reflect such conditions and no further adjustments are made for the differences between the expected and actual results.

The fair value of the amount payable to employees related to rights on stock price appreciation, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities during the period in which the employees acquire the full right to the payment. The liabilities are remeasured on each reporting date and on the settlement date, based on the fair value of the rights to stock price appreciation. Any changes in the fair value of the liability are recognized in the income statement as personnel expenses.

On March 21, 2018, the Extraordinary Shareholders Meeting approved the Long-Term Incentive Plan ("ILP Plan") to align the interests of its participants with the interests of the Company's shareholders, as well as to encourage the participants to stay at the Company, with the purpose to provide eligible participants with an opportunity to receive restricted shares in the Company by means of voluntary investment using own funds and their maintenance until the end of the 3-year vesting period.

All amounts in thousands of reais, except as otherwise stated

The programs listed below were approved by the Board of Directors under the terms and conditions of the Long-Term Incentive Plan, which includes a list of eligible people, the period for acquisition of own shares by the participants and the number of restricted shares to be delivered to participants as consideration for each share acquired.

Program Name	Approval Date	Grant Date	Description	Expected amount for delivery
2018 ILP Program	March 28, 2018	April 6, 2018	ILP Programs Participants will receive shares held in treasury or acquired through repurchase programs. If these shares cannot be delivered, the Company may pay participants in cash in an amount equivalent to the share price traded on stock exchange on the second business day immediately prior to the respective payment date.	(*)
2019 ILP Program	March 13, 2019	March 19, 2019		582 thousand shares
2020 ILP Program	March 19, 2020	April 1, 2020		1,817 thousand shares
2021 ILP Program	May 5, 2021	May 10, 2021		847 thousand shares

(*) In April 2021, the LTI Program 2018 was fully settled with the delivery of shares in Braskem, which had been held in treasury, with the write-off of net amount measured at the historical cost (R$11,507) and impact on the capital reserves due to the difference between grant amount and the historical amount (R$3,473).

The fair value of the Company's consideration is calculated in accordance with the agreed terms. For the eligible people of the Parent Company, the fair value considers the price of the class A preferred shares. For the eligible people of subsidiaries abroad, the fair value considers the price of the American Depository Receipts (US$ 21.09) on December 31, 2021.

As of December 31, 2021, the amount recorded under shareholders equity in the Consolidated and the Parent Company is R$32.629 and R$31.932, respectively (2020: R$32.295 and R$31.608 in the Consolidated and the Parent Company, respectively).

27.3 Post-employment benefits

The obligations for contributions to defined contribution plans are recognized in profit or loss as personnel expenses when the related services are provided by employees. The contributions paid in advance are recognized as an asset to the extent that a cash reimbursement or a reduction in future payments is possible.

The Company's net obligation for defined benefit plans is calculated for each of the plans based on the estimated amount of future benefit that employees will receive in return for services rendered in the current and prior periods. Such amount is discounted to its present value and is reported net of the fair value of any of the plan's assets.

The calculation of the obligation of the defined benefit plan is made annually by a qualified accountant using the projected unit credit method. When calculations result in a potential asset for the Company, the asset to be recognized is limited to the present value of economic benefits available as future plan reimbursements or as a reduction in future contributions to the plan. To calculate the present value of economic benefits, any applicable minimum cost requirements are taken into account. Remeasurements of net obligation, which include: actuarial gains and losses, return on plan assets (excluding interest) and the effects of the asset cap (if any, excluding interest), are immediately recognized in other comprehensive income.

All amounts in thousands of reais, except as otherwise stated

Braskem and subsidiaries in Brazil

Braskem and the subsidiaries in Brazil sponsor a defined contribution plan for its team members managed by Vexty, a private pension plan entity. Vexty offers its participants, which are employees of the sponsoring companies, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts. For this plan, the sponsors pay contributions to private pension plan on contractual or voluntary bases. As soon as the contributions are paid, the sponsors do not have any further obligations related to additional payments.

At December 31, 2021, the number of active participants in Vexty sums 6,113 (2020: 5,834) and the contributions made by the sponsors in the year amount to R$68,744 (2020: R$46,689) and the contributions made by the participants amounted to R$83,599 (2020: R$74,980).

According to Brazilian laws, the type of health plan offered by Braskem, named contributory plan, ensures to the participant who retires or is dismissed without cause the right to remain in the plan with the same assistance coverage conditions they had during the employment term, provided they assume the full payment of the plan (Company's part + participant's part).

Braskem America

The subsidiary Braskem America administers the Novamont, which is a closed defined benefit pension plan for the employees of a plant located in the State of West Virginia. On December 31, 2021, there were 36 active participants, 141 employees with deferred benefits along with 173 participants (2020: 37 active participants, 151 employees with deferred benefits and 170 assisted participants).

Due to the current funding levels of the pension plan, the subsidiary was not required to contribute to the plan during the 2021 plan year and, therefore, there were no additional cash contributions made by the subsidiary or the participants in 2021 and 2020.

All amounts in thousands of reais, except as otherwise stated

Braskem Alemanha

The subsidiary Braskem Alemanha is the sponsor of the defined benefit plans and defined contribution plans of its employees. At December 31, 2021, the plans have 158 participants (2020: 158) and no contributions were made by the subsidiary or the participants in 2021 and 2020.

Braskem Holanda

The subsidiary Braskem Holanda is the sponsor of the defined contribution plans of its employees. At December 31, 2021, the plans have 9 participants (2020: 8) and no contributions were made by the subsidiary or the participants in 2021 and 2020.

Braskem Idesa

The subsidiary Braskem Idesa is the sponsor of defined benefit plans for its team members. At December 31, 2021, the plan was composed of 936 active participants (2020: 833 active participants).The contributions the subsidiary made in the year amounted to R$3,810 (2020: R$3,037).During 2021 and 2020, there were no contributions from participants.

(a) Amounts in statement of financial position

		Consolidated
	2021	2020
Defined benefit		
Novamont Braskem America	117,509	113,662
Braskem Idesa	22,960	17,243
Braskem Alemanha and Netherlands	223,193	239,955
	363,662	370,860
Health care		
Bradesco saúde	243,706	217,089
Total obligations	**607,368**	**587,949**
Fair value of plan assets		
Novamont Braskem America	(117,509)	(113,662)
Braskem Alemanha	(2,162)	(2,213)
	(119,671)	(115,875)
Consolidated net balance (non-current liabilities)	**487,697**	**472,074**

(b) Change in obligations

						Consolidated
			2021			2020
	Health insurance	Benefit plans	Total	Health insurance	Benefit plans	Total
Balance at beginning of year	217,089	370,860	587,949	224,852	245,565	470,417
Current service cost	4,817	13,681	18,498	4,678	12,486	17,164
Interest cost	15,692	5,906	21,598	17,097	6,482	23,579
Benefits paid	(10,712)	(7,191)	(17,903)	(5,949)	(7,409)	(13,358)
Actuarial losses (gain)	16,820	(26,668)	(9,848)	(23,589)	25,803	2,214
Exchange variation		7,074	7,074		87,933	87,933
Balance at the end of the year	**243,706**	**363,662**	**607,368**	**217,089**	**370,860**	**587,949**

All amounts in thousands of reais, except as otherwise stated

(c) Change in fair value plan assets

		Consolidated
	2021	2020
Balance at beginning of year	115,875	81,342
Actual return on plan assets	722	15,791
Benefits paid	(5,301)	(4,973)
Exchange variation	8,375	23,715
Balance at the end of the year	119,671	115,875

On December 31, 2021, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

(d) Amounts recognized in profit and loss

			2021			Consolidated 2020
	Health insurance	Benefit plans	Total	Health insurance	Benefit plans	Total
Current service cost	4,817	13,681	18,498	4,678	12,486	17,164
Interest cost	15,692	5,906	21,598	17,097	6,482	23,579
Actuarial losses		(24,203)	(24,203)		15,461	15,461
	20,509	(4,616)	15,893	21,775	34,429	56,204

(e) Actuarial principles

					2021					(%) 2020
	Health insurance	United States	Mexico	Germany	Netherlands	Health insurance	United States	Mexico	Germany	Netherlands
Discount rate	5.33	2.90	8.00	1.20	1.20	3.99	2.60	7.25	0.70	0.70
Inflation rate	3.00	n/a	4.00	2.00	2.00	3.25	n/a	4.00	2.00	2.00
Expected return on plan assets	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	5.00	3.00	3.00	n/a	n/a	5.00	3.00	3.00
Rate of increase in future pension plan	n/a	n/a	n/a	1.75	1.75	n/a	n/a	n/a	1.75	1.75
Aging factor	2.50	n/a	n/a	n/a	n/a	2.50	n/a	n/a	n/a	n/a
Medical inflation	3.50	n/a	n/a	n/a	n/a	3.50	n/a	n/a	n/a	n/a
Duration	14.16	n/a	n/a	n/a	n/a	14.99	n/a	n/a	n/a	n/a

Sensitivity analysis of the defined benefit

(f) Sensitivity analysis

Impact on the defined benefit obligation

Premise change	Health insurance	United States	Mexico	Germany	Netherlands
Discount rate	1.0%	1.0%	1.0%	0.3%	0.3%
Real medical inflation	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	n/a	0.5%	0.5%
Rate of increase in future pension plan	1.0%	n/a	n/a	0.25%	0.25%
Life expectancy	1.0%	n/a	n/a	1 year	1 year
Mortality rate	n/a	10.0%	n/a	n/a	n/a

Premise increase	Health insurance	United States	Mexico	Germany	Netherlands
Discount rate	26,078	15,283	1,752	10,495	558
Real medical inflation	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	n/a	13,163	695
Rate of increase in future pension plan	(5,870)	n/a	n/a	6,488	343
Life expectancy	44,929	n/a	n/a	5,565	294
Mortality rate	n/a	6,455	n/a	n/a	n/a

Premise reduction	Health insurance	United States	Mexico	Germany	Netherlands
Discount rate	(31,796)	(12,714)	(2,078)	(11,294)	(599)
Real medical inflation	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	n/a	(12,415)	(655)
Rate of increase in future pension plan	6,021	n/a	n/a	(6,296)	(332)
Life expectancy	(35,676)	n/a	n/a	(5,809)	(307)
Mortality rate	n/a	(12,714)	n/a	n/a	n/a

Health insurance - Impact on cost of services and interests costs

	Premise change		Premise increase		Premise reduction	
	Cost of services	Interests costs	Cost of services	Interests costs	Cost of services	Interests costs
Discount rate	1.0%	1.0%	689	32	(879)	79
Life expectancy	1.0%	1.0%	604	3,814	(508)	(3,029)
Rate of increase in future pension plan	1.0%	1.0%	119	498	(122)	(511)

All amounts in thousands of reais, except as otherwise stated

28 Equity

28.1 Capital

On December 31, 2021, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,207,834 shares with no par value, distributed as follows:

									Amount of shares
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Odebrecht		226,334,623	50.11	79,182,498	22.95			305,517,121	38.33
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			35,476,394	10.28			35,476,394	4.45
Other		12,907,077	2.86	153,737,595	44.55	478,790	100.00	167,123,462	20.96
Total		**451,668,652**	**100.00**	**344,158,226**	**99.74**	**478,790**	**100.00**	**796,305,668**	**99.89**
Treasury shares				902,166	0.26			902,166	0.11
Total		**451,668,652**	**100.00**	**345,060,392**	**100.00**	**478,790**	**100.00**	**797,207,834**	**100.00**
Authorised		**535,661,731**		**616,682,421**		**593,818**		**1,152,937,970**	

(i) *American Depository Receipt* ("ADR") on the New York Stock Exchange – NYSE (USA).

Changes in shares during the year:

				Amount of shares
	Note	2020	Changes	2021
Outstanding shares				
Common shares		451.668.652		451.668.652
Preferred shares class A	28.4	343.824.794	333.432	344.158.226
Preferred shares class B		500.230	(21.440)	478.790
		795.993.676	**311.992**	**796.305.668**
Treasury shares				
Preferred shares class A	28.4	1.224.878	(322.712)	902.166
Total		**797.218.554**	**(10.720)**	**797.207.834**

28.2 Capital reserves

This reserve includes part of the shares issued in Parent Company's several capital increases. This reserve can be used to absorb losses, to redeem, reimburse or purchase shares, and to incorporate into the capital stock.

The Company used the balance of this reserve to absorb the loss of the year 2020.

28.3 Profit reserves

The Company used the balance of these reserves to absorb accumulated losses at the end of fiscal year 2020, being reconstituted in 2021 according to note 28.6.

(a) Legal reserve

Under Brazilian Corporation Law, companies must transfer 5% of net profit for the year to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

All amounts in thousands of reais, except as otherwise stated

(b) Tax incentive reserve

The government grants (see note 31) are recognized in the profit or loss and are appropriated from retained earnings to the tax incentive reserve. This reserve may only be used to offset losses with subsequent reconstitution or increase share capital.

(c) Profit retention

In accordance with corporation law, portions of net income for the fiscal year may be allocated to reserves or retained based on the capital budget. Profits not allocated as such may be distributed to shareholders in the form of dividends. In 2021, a portion of net income was retained based on the capital budget for capital expenditures and to enable the buying of new shares and the securing of those held in treasury for making payments to the beneficiaries of programs under the Long-term Incentive Plan of the Company.

28.4 Share rights

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class "A" preferred shares will have the same claim on the remaining profit that exceed the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class "A" preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class "A" preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class "B" preferred shares can be converted into class "A" preferred shares at any time, at the ratio of two class "B" preferred shares for one class "A" preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In 2021, 322,712 shares (2020: 1,721 shares) held in treasury were delivered to participants of the LTI Program 2018, which was fully settled in April 2021 (Note 27.2). Moreover, in 2021, class B preferred shares (21,440 shares) were converted into class A preferred shares (10,720 shares).

28.5 Prepayment of dividends

On December 2, 2021, the Board of Directors approved the prepayment of dividends based on the 2021 results, in the amount of R$6,000,000, whose payment was made as from December 20, 2021. The Company paid R$3,405,152 to common shareholders, R$2,594,545 to class A preferred shareholders and R$303 to class B preferred shareholders.

All amounts in thousands of reais, except as otherwise stated

28.6 Retained earnings

Retained earnings in the fiscal year were allocated as follows:

	2021
Profit for the year	**13,984,946**
Accumulate losses absorption	(4,529,547)
Equity valuation adjustments:	26,883
Other	1,653
Profit for destinations	**9,483,935**
Destinations of accumulated profit	
Prepaid dividends	(6,000,000)
Revenue reserves	
Tax incentive	(1,017,546)
Legal reserve	(472,770)
Retention of profits	(643,619)
Additional dividends proposed	(1,350,000)
	(3,483,935)
Total destinations	**(9,483,935)**

All amounts in thousands of reais, except as otherwise stated

28.7 Other comprehensive income

										Consolidated
	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2019	**123,614**	**19,545**	**(9,469)**	**(6,893,066)**	**(218,589)**	**(163,066)**	**2,383,492**	**(4,757,539)**	**(525,430)**	**(5,282,969)**
Additional indexation										
Realization by depreciation or write-off assets	(39,853)							(39,853)		(39,853)
Income tax and social contribution	13,551							13,551		13,551
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(1,123)							(1,123)		(1,123)
Income tax and social contribution	382							382		382
Fair value adjustments										
Accounts receivable		113						113		113
Foreign sales hedge										
Exchange rate				(7,215,247)				(7,215,247)	(111,363)	(7,326,610)
Transfer to result				2,547,855				2,547,855	117,932	2,665,787
Income tax and social contribution				1,587,701				1,587,701	(1,965)	1,585,736
Fair value of Cash flow hedge										
Change in fair value					(545,038)			(545,038)	7,613	(537,425)
Transfer to result					(47,223)			(47,223)	(15,742)	(62,965)
Income tax and social contribution					200,393			200,393	2,439	202,832
Fair value of cash flow hedge from jointly-controlled (RPR)					1,260			1,260		1,260
Actuarial loss with post-employment benefits, net of taxes						(648)		(648)	1	(647)
ILP PLan fair value										
Change in fair value		16,452						16,452	(415)	16,037
Income tax and social contribution		(4,823)						(4,823)		(4,823)
Foreign currency translation adjustment							3,054,126	3,054,126	(396,084)	2,658,042
Other			3,695					3,695		3,695
Effect of CPC 42 / IAS 29 - hyperinflation							8,077	8,077		8,077
On December 31, 2020	**96,571**	**31,287**	**(5,774)**	**(9,972,757)**	**(609,197)**	**(163,714)**	**5,445,695**	**(5,177,889)**	**(923,014)**	**(6,100,903)**

All amounts in thousands of reais, except as otherwise stated

										Consolidated
	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2020	**96,571**	**31,287**	**(5,774)**	**(9,972,757)**	**(609,197)**	**(163,714)**	**5,445,695**	**(5,177,889)**	**(923,014)**	**(6,100,903)**
Additional indexation										
Realization by depreciation or write-off assets	(35,217)							(35,217)		(35,217)
Income tax and social contribution	9,053							9,053		9,053
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(1,091)							(1,091)		(1,091)
Income tax and social contribution	372							372		372
Fair value adjustments										
Accounts receivable		(130)						(130)		(130)
Foreign sales hedge										
Exchange rate				(2,063,726)				(2,063,726)	(51,152)	(2,114,878)
Transfer to result				2,283,425				2,283,425	126,808	2,410,233
Income tax and social contribution				(65,619)				(65,619)	(22,697)	(88,316)
Fair value of Cash flow hedge										
Change in fair value					123,717			123,717		123,717
Transfer to result					260,058			260,058	86,686	346,744
Income tax and social contribution					(120,081)			(120,081)	(26,006)	(146,087)
Fair value of cash flow hedge from jointly-controlled (RPR)					(968)			(968)		(968)
Actuarial gain (loss) with post-employment benefits, net of taxes						23,028		23,028		23,028
ILP PLan fair value										
Change in fair value		(12,414)						(12,414)	60,680	48,266
Income tax and social contribution		12,737						12,737		12,737
Foreign currency translation adjustment							1,591,094	1,591,094	(14)	1,591,080
Effect of CPC 42 / IAS 29 - hyperinflation							35,425	35,425		35,425
On December 31, 2021	**69,688**	**31,480**	**(5,774)**	**(9,818,677)**	**(346,471)**	**(140,686)**	**7,072,214**	**(3,138,226)**	**(748,709)**	**(3,886,935)**

(i) Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii) Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii) For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation. For the ILP Plan, Transfer to retained earnings according to the grace period of the plan.
(iv) Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v) Transfer to retained earnings when the extinction of the plan.
(vi) Transfer to the income statement when write-off of subsidiary abroad.

All amounts in thousands of reais, except as otherwise stated

29 Earnings per share

Basic earnings (loss) per share is calculated by means of the division of profit for the year attributable to the Company's common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company's bylaws, as described in Note 28.4, particularly in relation to the limited rights enjoyed by class "B" preferred shares. The calculation of the diluted earnings (loss) per share is based on the weighted average of class "A" preferred shares, assuming the conversion of all preferred shares into treasury that would cause the dilution.

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company's bylaws, as described in Note 28.4 and there is no highest limit for their participation.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		2021		2020
	Basic	Diluted	Basic	Diluted
Profit (loss) for the year attributed to Company's shareholders	13,984,946	13,984,946	(6,691,720)	(6,691,720)
Distribution of priority dividends attributable to:				
Preferred shares class "A"	208,574	208,574		
Preferred shares class "B"	290	290		
	208,864	208,864		
Distribution of 6% of unit price of common shares	273,729	273,729		
Distribution of excess profits, by class:				
Common shares	7,664,208	7,664,208		
Preferred shares class "A"	5,838,145	5,838,145		
	13,502,353	13,502,353		
Reconciliation of income available for distribution, by class (numerator):				
Common shares	7,937,937	7,937,937	(3,797,070)	(3,797,071)
Preferred shares class "A"	6,046,719	6,046,719	(2,890,445)	(2,890,444)
Preferred shares class "B"	290	290	(4,205)	(4,205)
	13,984,946	13,984,946	(6,691,720)	(6,691,720)
Weighted average number of shares, by class (denominator):				
Common shares	451,668,652	451,668,652	451,668,652	451,668,652
Preferred shares class "A"	344,054,700	345,049,701	343,823,811	345,049,672
Preferred shares class "B"	500,171	500,171	500,230	500,230
	796,223,523	797,218,524	795,992,693	797,218,554
(Loss) profit per share (in R$)				
Common shares	17.5747	17.5747	(8.4068)	(8.4068)
Preferred shares class "A"	17.5749	17.5242	(8.4068)	(8.3769)
Preferred shares class "B"	0.5798	0.5798	(8.4068)	(8.4068)

All amounts in thousands of reais, except as otherwise stated

Weighing of shares

				2021
				Preferred shares
		Class "A"		Class "B"
	Outstanding shares	Weighted average	Outstanding shares	Weighted average
Amount at beginning of year	343,824,794	343,824,794	500,230	500,230
Incentive long term plan payments with treasury shares	322,712	229,877		
Conversion shares class "B" into shares class "A"	10,720	29	(21,440)	(59)
Amount at the end of the year	344,158,226	344,054,700	478,790	500,171

30 Net revenue

		Consolidated		Parent company
	2021	2020	2021	2020
Sales revenue				
Domestic market				
Revenue	72,939,396	43,356,596	72,751,172	43,193,873
Rebates	(91,168)	(99,786)	(91,168)	(99,787)
	72,848,228	43,256,810	72,660,004	43,094,086
Foreign market				
Revenue	50,069,844	26,362,457	12,843,039	7,736,502
Rebates	(58,216)	(49,966)	(659)	(4,133)
	50,011,628	26,312,491	12,842,380	7,732,369
	122,859,856	69,569,301	85,502,384	50,826,455
Sales and services deductions				
Taxes				
Domestic market	(16,681,333)	(10,726,404)	(16,655,506)	(10,708,380)
Foreign market	(59,315)	(40,383)		
Sales returns				
Domestic market	(336,565)	(161,207)	(336,565)	(161,207)
Foreign market	(157,442)	(97,813)	(26,539)	(42,474)
	(17,234,655)	(11,025,807)	(17,018,610)	(10,912,061)
Net sales and services revenue	105,625,201	58,543,494	68,483,774	39,914,394

Revenue from sales of products is recognized when the control of assets is transferred to the customer for an amount that reflects the consideration to which the Company expects to be entitled in exchange of these assets. The performance obligations are met at a specific moment in time. The Company does not make sales with continued management involvement. Most of Braskem's sales are made to industrial customers and, in a lower volume, to resellers.

All amounts in thousands of reais, except as otherwise stated

The specific moment when the legal right, as well as the risks and benefits, are substantially transferred to the client is determined as follows:

(i) for contracts under which the Company is responsible for the freight and insurance, the legal right and the risks and benefits are transferred to the client when the risk of the goods is delivered at the destination established in the contract;

(ii) for agreements under which the freight and insurance are a responsibility of the client, risks and benefits are transferred when the products are delivered to the client's carrier; and

(iii) for contracts under which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company's official markers, which is the point of delivery of the products and transfer of their ownership.

(a) Net revenue by country

	2021	2020
Brazil	55,830,330	32,369,199
United States	24,232,413	10,848,609
Mexico	5,505,893	2,765,815
Argentina	2,068,023	1,267,967
Germany	1,912,373	1,106,877
Italy	1,304,113	811,787
Switzerland	1,230,541	633,512
Chile	1,230,493	544,329
Singapore	1,175,133	1,183,838
Japan	1,162,226	618,940
Luxembourg	987,656	592,777
South Korea	669,055	360,704
Peru	666,867	471,847
Poland	649,825	285,714
Netherlands	642,844	432,897
United Kingdom	585,766	204,953
Canada	558,730	297,756
Spain	517,532	282,362
Uruguay	495,120	405,946
Sweden	481,289	310,984
China	354,071	496,920
France	326,570	247,062
Paraguay	318,842	254,255
Bolivia	296,138	190,447
Colombia	274,335	176,400
Taiwan	136,173	174,381
Other	2,012,852	1,207,216
	105,625,201	**58,543,494**

All amounts in thousands of reais, except as otherwise stated

(b) Net revenue by product

	2021	2020
PE/PP	73,306,089	41,137,288
Ethylene, Propylene	6,872,999	3,600,276
PVC/Caustic Soda	5,806,011	3,134,617
Tertiary-Butyl Ethyl Ether/Gasoline	4,321,371	2,170,289
Benzene/Toluene/Xylene	5,819,696	3,051,752
butadiene	3,019,836	1,372,428
Cumene	1,342,811	636,635
solvents	1,129,484	654,793
Naphtha, condensate and other resales	1,648,581	915,807
Others	2,358,324	1,869,609
	105,625,201	58,543,494

(c) Main clients

The Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2021, the most significant revenue from a single client amounts to approximately 2.7% of total net revenues of the Company and refers to the sale of resins.

31 Tax incentives

(a) SUDENE - IR

Since 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IR on income from the following industrial units: (i) PVC and Chlor-Alkali (*Cloro Soda*), established in the state of Alagoas; and (ii) Chemicals, PE, PVC and Chlor-Alkali units, established in the city of Camaçari (in Bahia State). The tax incentive granted by the Northeast Development Department ("SUDENE") is calculated based on the Profit from Exploration of the incentivized activity, with an enjoyment period of 10 years.

In 2021, the Company determined the taxable base for income tax for its operations in Brazil, which generated a R$125 million reduction in IR payable and R$31.5 million in reinvestment of IR paid, which may be used to purchase new equipment for the above-mentioned industrial plants.

(b) PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program ("PRODESIN"), which are aimed at implementing and expanding a plant in that state.

The Company obtained a final and nonappealable decision (Case No. 0042875-86.2015.4.01.3300) that exempted it from the payment of IR/CSL on tax incentives granted under PRODESIN, ensuring their treatment as a reducer of taxes on sales, in the period between the calendar years 2010 to 2017, in the accumulated amount of R$425,913. In 2021, the amount was R$176,284 (2020: R$68,893).

All amounts in thousands of reais, except as otherwise stated

32 Other income (expenses), net

		Consolidated	
	Note	2021	2020
Other income			
PIS and COFINS credits - exclusion of ICMS from the calculation basis	10 (b)	1,031,099	310,557
Tax Credits recovery		209,558	219,254
Fine on supply contract of raw material		63,017	41,134
Fixed assets disposal results		40,353	7,035
Other		190,460	172,769
		1,534,487	**750,749**
Other expenses			
Provision for damages - Alagoas	26	(1,339,765)	(6,901,828)
Provision for environmental liabilities and other damages		(588,110)	(306,275)
Fine on purchase and sale contracts	(i)	(344,902)	(4,008)
Allowance for attorney's fees and judicial claims, net of reversals		(123,108)	(59,836)
Expenses with plant maintenance		(26,909)	(116,233)
Other		(246,496)	(550,441)
		(2,669,290)	**(7,938,621)**

(i) Of the amount in 2021, R$263 million refers to the Take-or-Pay penalty applied to Braskem due to the non-consumption of HLR (chemical input) under the agreement with the supplier.

All amounts in thousands of reais, except as otherwise stated

33 Financial results

Transactions in foreign currencies are translated into the respective functional currency of the Company's subsidiaries at the exchange rates in effect on the transaction dates.

Monetary assets and liabilities denominated and measured in foreign currency on the reporting date are re-translated into the functional currency at the exchange rate on said date. Non-monetary assets and liabilities measured at fair value in foreign currency are re-translated into the functional currency at the exchange rate on the date on which the fair value was determined. Non-monetary items that are measured based on the historical cost in foreign currencies are translated at the exchange rate on the date of the transaction. The differences in foreign currencies resulting from conversion are recognized in financial income or loss, unless the liability involves a cash flow hedge accounting relationship.

		Consolidated		Parent company	
	Note	2021	2020	2021	2020
Financial income					
Interest income		439,891	310,202	374,212	216,119
Monetary variations on tax credits	10 (b)	1,041,917	170,857	1,041,889	170,655
Other		345,630	119,125	90,070	86,660
		1,827,438	**600,184**	**1,506,171**	**473,434**
Financial expenses					
Interest expenses		(2,922,958)	(2,928,803)	(3,214,174)	(3,104,422)
Monetary variations on fiscal debts		(93,722)	(138,410)	(88,960)	(137,931)
Discounts granted		(75,677)	(81,920)	(69,761)	(75,467)
Loans transaction costs - amortization		(691,243)	(172,269)	(6,544)	(6,548)
Adjustment to present value - appropriation		(179,461)	(225,889)	(190,440)	(210,908)
Interest expense on leases		(173,536)	(164,166)	(108,722)	(103,923)
Losses on derivatives		(1,003,502)	(809,150)	(402,964)	(643,947)
Other		(767,056)	(392,758)	(200,744)	(236,226)
		(5,907,155)	**(4,913,365)**	**(4,282,309)**	**(4,519,372)**
Exchange rate variations, net					
On financial assets		230,370	336,527	486,943	341,619
On financial liabilities		(4,233,177)	(5,635,238)	(3,330,810)	(5,069,135)
		(4,002,807)	**(5,298,711)**	**(2,843,867)**	**(4,727,516)**
Total		**(8,082,524)**	**(9,611,892)**	**(5,620,005)**	**(8,773,454)**

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	2021	2020	Variation	2021	2020	Variation
U.S. dollar - Brazilizan real	5.5805	5.1967	7.39%	5.3956	5.1578	4.61%
Euro - Brazilizan real	6.3210	6.3779	-0.89%	6.3784	5.8989	8.13%
Mexican peso - Brazilizan real	0.2730	0.2610	4.60%	0.2660	0.2402	10.75%
U.S. dollar - Mexican peso	20.4519	19.9240	2.65%	20.2900	21.5098	-5.67%
U.S. dollar - Euro	0.8853	0.8166	8.41%	0.8458	0.8775	-3.61%

All amounts in thousands of reais, except as otherwise stated

34 Expenses by nature and function

	Consolidated		Parent company	
	2021	2020	2021	2020
Classification by nature:				
Raw materials other inputs	(63,570,499)	(37,913,921)	(45,389,380)	(28,065,810)
Personnel expenses	(3,478,323)	(3,074,305)	(2,302,613)	(2,050,042)
Outsourced services	(3,193,970)	(2,219,413)	(2,060,568)	(1,300,466)
Depreciation and amortization	(4,178,433)	(4,048,081)	(2,624,147)	(2,403,123)
Freights	(2,966,229)	(2,321,740)	(1,512,665)	(1,325,132)
Costs of idle industrial plants	(338,987)	(518,528)	(171,377)	(429,587)
Provision - geological event in Alagoas	(1,339,765)	(6,901,828)	(1,339,765)	(6,901,828)
PIS and COFINS credits - exclusion of ICMS from the calculation basis	1,031,099	310,557	1,031,099	310,557
Other general and administrative expenses	(1,551,191)	(1,908,729)	(951,949)	(1,134,469)
Total	**(79,586,298)**	**(58,595,988)**	**(55,321,365)**	**(43,299,900)**
Classification by function:				
Cost of products sold	(73,568,231)	(47,331,414)	(51,460,959)	(33,904,118)
Selling and distribution	(2,055,640)	(1,852,055)	(1,031,183)	(983,098)
Loss for impairment of trade accounts receivable	(8,914)	(55,252)	(17,422)	(45,911)
General and administrative	(2,522,127)	(1,918,747)	(1,618,946)	(1,213,301)
Research and development	(296,583)	(250,648)	(156,854)	(129,710)
Other income	1,534,487	750,749	1,487,743	688,541
Other expenses	(2,669,290)	(7,938,621)	(2,523,744)	(7,712,303)
Total	**(79,586,298)**	**(58,595,988)**	**(55,321,365)**	**(43,299,900)**

35 Segment information

The Company's organizational structure is formed by the following segments:

- **Brazil**: includes: (i) the production and sale of chemicals at the Camaçari Petrochemical Complex in Bahia, the Triunfo Petrochemical Complex in Rio Grande do Sul, the Capuava Petrochemical Complex in the state of São Paulo, and the Duque de Caxias Petrochemical Complex in the state of Rio de Janeiro; (ii) the supply of electricity and other inputs produced in these complexes to second-generation producers located in the petrochemical complexes; (iii) the production and sale of PE, including the production of green PE made from renewable resources, and of PP; and (iv) the production and sale of PVC and caustic soda.

- **United States and Europe**: operations related to PP production and sale in the United States and Europe, through the subsidiaries Braskem America and Braskem Alemanha, respectively.

- **Mexico**: comprises the activities relation to the PE production and sale in Mexico, through the subsidiary Braskem Idesa.

(a) Presentation, measurement and reconciliation of segment results

Information by segment is generated in accounting records, which are reflected in the consolidated financial statements. The operating segments are stated based on the results of operations.

The eliminations and reclassifications line is mainly represented by purchases and sales between the Company's reportable segments.

Corporate Unit comprises items not allocated directly to the reportable segments and are disclosed to reconcile the segments to the consolidated financial information.

All amounts in thousands of reais, except as otherwise stated

(b) Results by segment

2021

	Net sales revenue	Cost of products sold	Gross profit	Operating expenses: Selling, general, research and loss of impairment	Operating expenses: Results from equity-accounted investees	Operating expenses: Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	69,494,923	(49,309,552)	20,185,371	(1,608,185)		(2,210,601)	16,366,585
USA and Europe	32,403,632	(23,343,205)	9,060,427	(900,885)		(25,580)	8,133,962
Mexico	6,506,297	(3,413,652)	3,092,645	(471,821)		(15,302)	2,605,522
Total	**108,404,852**	**(76,066,409)**	**32,338,443**	**(2,980,891)**		**(2,251,483)**	**27,106,069**
Other segments	363,684	(233,084)	130,600	76,830	4,644	(28,674)	183,400
Corporate unit				(1,963,137)		1,161,517	(801,620)
Braskem consolidated before eliminations and reclassifications	**108,768,536**	**(76,299,493)**	**32,469,043**	**(4,867,198)**	**4,644**	**(1,118,640)**	**26,487,849**
Eliminations and reclassifications	(3,143,335)	2,731,262	(412,073)	(16,066)		(16,163)	(444,302)
Total	**105,625,201**	**(73,568,231)**	**32,056,970**	**(4,883,264)**	**4,644**	**(1,134,803)**	**26,043,547**

2020

	Net sales revenue	Cost of products sold	Gross profit	Operating expenses: Selling, general, research and loss of impairment	Operating expenses: Results from equity-accounted investees	Operating expenses: Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	40,794,387	(32,498,003)	8,296,384	(1,471,722)		(7,082,604)	(257,942)
USA and Europe	14,638,660	(12,337,486)	2,301,174	(721,191)		(82,695)	1,497,288
Mexico	4,000,805	(3,075,001)	925,804	(436,859)		(364,259)	124,686
Total	**59,433,852**	**(47,910,490)**	**11,523,362**	**(2,629,772)**		**(7,529,558)**	**1,364,032**
Other segments	302,374	(188,350)	114,024	63,874	(19,398)	(320)	158,180
Corporate unit				(1,493,479)		359,071	(1,134,408)
Braskem consolidated before eliminations and reclassifications	**59,736,226**	**(48,098,840)**	**11,637,386**	**(4,059,377)**	**(19,398)**	**(7,170,807)**	**387,804**
Eliminations and reclassifications	(1,192,732)	767,426	(425,306)	(17,325)		(17,065)	(459,696)
Total	**58,543,494**	**(47,331,414)**	**11,212,080**	**(4,076,702)**	**(19,398)**	**(7,187,872)**	**(71,892)**

(c) Property, plant and equipment and intangible assets by segment

	2021	2020
Reporting segments		
Brazil	18,072,312	17,299,352
USA and Europe	7,688,713	7,242,262
Mexico	14,019,167	13,892,609
Total	**39,780,192**	**38,434,223**
Unallocated amounts	322,237	323,617
Total	**40,102,429**	**38,757,840**

36 Contractual obligations

The Company has entered into contracts to purchase production inputs. As of December 31, 2021, these commitments summed R$6,079,568 and are expected to be settled until 2044.

All amounts in thousands of reais, except as otherwise stated

37 Subsequent events

(a) On January 5, 2022, Braskem S.A. issued Certificates of Agribusiness Receivables ("CRA") in the amount of R$721 million, with interest rates of IPCA plus 5.5386% p.a. and of IPCA plus 5.5684% p.a. for the series due in 7 and 10 years, respectively.

(b) On February 25, 2022, the Municipality of Maceió signed the partial Term of Adhesion to the Agreement for Socio-Environmental Reparation executed on December 30, 2020, which addresses the allocation of resources provided for in mentioned Agreement to urban mobility actions. The Term of Adhesion enables the implementation of adequate and sufficient urban mobility projects to mitigate the impacts of the evacuation of affected areas. The actions established in this term were already measured and recorded, not resulting in changes in the provision.

(c) The Management is aware of the conflict between Russia and Ukraine, as well as the economic, financial, and other sanctions in general imposed by foreign governments, international organizations, and various private entities on Russia, especially the potential impacts on global economic and financial activity, supply chains, logistics and impacts on the operations of suppliers and clients.

As such, the Company has formed a committee and is closely monitoring the possibility of fresh sanctions to take measures to minimize the potential impacts on Braskem, its team members and the communities where it operates.

As of the date of these financial statements, no material impacts were identified on Braskem's business stemming from the sanctions and the adverse scenario caused by the military conflict. Due to the uncertainties arising from the potential impact on the global economy and, consequently, on the demand and costs of products, the global supply chain and impacts on industrial operations, it is not possible to accurately predict the effects on the equity and financial position of the Company and its subsidiaries after the date of publication of these financial statements.